    As filed with the Securities and Exchange Commission on November 7, 1997

                                               Registration No. 333-____________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           TRIUMPH FUELS CORPORATION
             (Exact name of registrant as specified in its charter)

          NEVADA                             5172                     APPLIED FOR
(State or other jurisdiction of    (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)     Classification Code Number)     Identification No.)

                              1493 Highway 6 & 50
                             Fruita, Colorado 81521
                                 (970) 858-0300
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                     Paul J. Rath, Chief Financial Officer
                           Triumph Fuels Corporation
                              1493 Highway 6 & 50
                             Fruita, Colorado 81521
                                 (970) 858-0300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              With copies sent to:

   Warren L. Troupe, Esq.                              Alan P. Baden, Esq.
  Morrison & Foerster LLP                             Vinson & Elkins L.L.P.
370 17th Street, Suite 5200                            2300 First City Tower
  Denver, Colorado 80202                                    1001 Fannin
                                                      Houston, Texas 77002-6760

         Approximate date of commencement of the proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE

=====================================================================================================================
Title of each class of securities to                     Proposed maximum       Proposed maximum          Amount of
            be registered               Amount to be      offering price       aggregate offering        registration
                                         Registered        per unit(2)             price(1)(2)               fee
---------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value            1,840,000(1)        $11.00                $20,240,000              $6,134.00
=====================================================================================================================

      (1)   Includes 240,000 shares to cover over-allotments, if any.
      (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



              SUBJECT TO COMPLETION, DATED ________________, 1997

                               1,600,000 Shares

                          TRIUMPH FUELS CORPORATION
                                 Common Stock

         All of the shares of Common Stock offered hereby are being sold by Triumph Fuels Corporation (the "Company"). Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

         The Company intends to qualify the Common Stock for quotation on the Nasdaq National Market under the symbol "___."

         FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 5 HEREOF.

                            ------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------------
                                                                                UNDERWRITING
                                                                 PRICE TO      DISCOUNTS AND        PROCEEDS TO
                                                                  PUBLIC      COMMISSIONS (1)       COMPANY (2)
----------------------------------------------------------------------------------------------------------------
     Per Share . . . . . . . . . . . . . . .                        $                $                   $
----------------------------------------------------------------------------------------------------------------
     Total (3) . . . . . . . . . . . . . . .                        $                $                   $
----------------------------------------------------------------------------------------------------------------

     (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Does not reflect additional compensation to the Representative in the form of (i) a non-accountable expense allowance of the lesser of 1% of the gross proceeds to the Company and $150,000 and (ii) warrants to purchase an aggregate of 120,000 shares of Common Stock at 120% of the Price to Public for one year beginning one year after the effective date of the Registration Statement of which this Prospectus is a part. For additional information with respect to the arrangements between the Company and the Representative, see "Underwriting."

     (2) Before deducting offering expenses payable by the Company, estimated to be approximately $730,000.

     (3) The Company has granted to the Underwriters a 30-day option to purchase up to 240,000 additional shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If such option is exercised in full, the
         total Price to Public,  Underwriting Discounts and   Commissions  and
         Proceeds  to  Company   will be $_____,  $_____  and  $_____,
         respectively.  See "Underwriting."

                             --------------------

         The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made at the offices of Gaines, Berland Inc., New York, New York on or about _____________, 1997.

                             --------------------

                              GAINES, BERLAND INC.

                The date of this Prospectus is __________, 1997

              [Map to be inserted which will detail the geographic
                     locations of the Company's operations]





CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

         The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and gives effect to a 2.96-for-1 reverse stock split to be effected immediately prior to the Offering. As used herein, unless the context otherwise requires, (i) the "Company" means Triumph Fuels Corporation and its wholly-owned subsidiaries and
(ii) reference to a fiscal year of the Company shall mean the year in which the Company's fiscal year ends (e.g., Fiscal 1997 ended February 28, 1997). Except as indicated otherwise, information presented on a pro forma basis gives effect to (i) the conversion of all of the Company's Series A Convertible Preferred Stock (the "Series A Preferred") into 1,013,514 shares of Common Stock (ii) the Colorado Stores, Moffitt and Winnco acquisitions (each as defined herein), and
(iii) the Offering and the application of the net proceeds therefrom.

                                  THE COMPANY

         The Company is engaged in the wholesale distribution and marketing of refined petroleum products including gasoline, diesel fuel and lubricants. Petroleum distributors transport refined petroleum products from the source of manufacture to the end-user. The Company has an active customer base of over 2,000 accounts, including retail gasoline stations and commercial businesses in the construction, manufacturing, mining and marine, road and rail transportation industries. The Company's objective is to become a leading consolidator in the independent wholesale distribution segment of the petroleum industry.

         The independent petroleum distribution industry is highly fragmented and regional in nature. According to Petroleum Marketers Association of America ("PMAA"), there are over 10,000 independent petroleum distributors in the United States which distribute approximately 35% of all refined petroleum products sold in the United States. Due to these industry characteristics, as well as the absence of other significant industry consolidators, the owners of independent petroleum businesses, a majority of which are relatively small owner-operators, have limited alternatives to sell their operations. The Company believes these factors create an opportunity for it to enter and consolidate additional market areas.

CONSOLIDATION STRATEGY

         The Company utilizes a "hub and spoke" consolidation strategy for expansion within a regional market area. The Company targets regional areas where it believes it can acquire a significant share of the petroleum distribution market. Once an initial distribution operation is acquired (a "hub"), the Company incorporates the acquired business' administration and accounting functions into the Company's centralized corporate system allowing local management to concentrate on sales and marketing. The Company then attempts to increase its market position by acquiring additional businesses or "spokes" in the regional area. This strategy allows the Company to take advantage of administrative, volume purchasing and fleet utilization synergies.

         Since 1994, the Company has completed seven acquisitions, five of which have been acquisitions of petroleum distributors. In addition, the Company has three pending acquisitions of petroleum distributors that are expected to be completed on or before consummation of the Offering. Upon completion of these Pending Acquisitions (as defined), the Company will have established hubs in Houston, Texas; Grand Junction and Denver, Colorado; Salt Lake City, Utah; and Oklahoma City, Oklahoma and spokes in Canon City, Colorado Springs, Gunnison, Montrose, and Pueblo, Colorado and Delta and Ogden, Utah. The Company intends to use the proceeds from the Offering to accelerate its consolidation strategy.

         The Company has experienced significant growth in net sales and EBITDA (as defined) as a result of its consolidation strategy and increased demand for its services. On a pro forma basis, for the six months ended August 31, 1997, the Company generated $140.1 million in net sales and $2.7 million in EBITDA representing a 97.1% and 16.3% increase, respectively, from its historical results for the six months ended August 31, 1996.

PENDING ACQUISITIONS

         The Company has letters of intent for three acquisitions (the "Pending Acquisitions"), each of which will expand the Company's distribution business in targeted market areas. These acquisitions are expected to close on or before consummation of the Offering.

        o Winnco, Inc. and W.W. Transports, Inc. The Company has signed a letter of intent to acquire Winnco, Inc. and W.W. Transports, Inc. (collectively "Winnco"), for a purchase price of approximately $5.7 million. Winnco is an independent petroleum distributor with operations in Oklahoma City, Oklahoma. The Winnco acquisition will create a hub for the Company in Oklahoma City.

         o Salt Lake City Pending Acquisition. The Company signed a letter of intent to acquire an independent petroleum distributor with operations in Salt Lake City, Utah for a purchase price of approximately $2.5 million. This acquisition will create a spoke to the Company's existing hub in Salt
                 Lake City.

         o Western Colorado Pending Acquisition. The Company signed a letter of intent to acquire an independent petroleum distributor and gasoline retail site owner based in western Colorado for a purchase price of approximately $1.55 million. Through this acquisition, the Company will create a spoke to its existing hub in Grand Junction, Colorado, as well as add one retail site.

Completion of the Pending Acquisitions is subject to further negotiations, execution of definitive agreements, satisfactory due diligence, approval by the Company's Board of Directors and the satisfaction of customary closing conditions. There can be no assurance that any of the Pending Acquisitions will be consummated.

OTHER OPERATIONS

         The Company also operates a fractionator gas plant and two gasoline blending facilities located in Colorado, and owns or operates 19 gasoline retail sites located in Colorado and Utah. Petroleum supply operations and gasoline retail sites represented approximately 18.2% and 10.5% of the Company's pro forma net sales for the six months ended August 31, 1997, respectively. The Company believes that its supply operations and retail sites are complementary to its core distribution business.

         The Company's principal executive offices are located at 1493 Highway 6 & 50, Fruita, Colorado 81521, and its telephone number is (970) 858-0300.

                                  THE OFFERING

 Common Stock Offered by the Company . . . . .               1,600,000 shares
 Common Stock to be Outstanding after
  the Offering . . . . . . . . . . . . . . . .               3,289,189 shares (1)
 Use of Proceeds . . . . . . . . . . . . . . .               To complete  the Pending Acquisitions,  to repay
                                                             in  full  the  Subordinated  Debt   (as  defined
                                                             herein)  and for general corporate purposes. See
                                                             "Use of Proceeds."
 Proposed Nasdaq National Market Symbol. . . .               "__________"

-------------------
(1) Excludes (i) 244,932 shares of Common Stock issuable upon the exercise of outstanding stock options, (ii)

         119,595 shares of Common Stock issuable upon the exercise of certain warrants and (iii) 120,000 shares of Common Stock issuable upon the exercise of the Representative's Warrant. See "Management --Benefit Plans", "Certain Transactions," and "Underwriting."

                                  RISK FACTORS

         See "Risk Factors" for a discussion of certain considerations relevant to an investment in the Common Stock.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

       The following summary of historical consolidated financial data at August 31, 1997 and for each of the three years ended February 28, 1997 and for the six months ended August 31, 1996 and 1997 have been derived from and should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. The summary consolidated financial data for the six months ended August 31, 1996 and 1997 are unaudited, but have been prepared on the same basis as the audited Consolidated Financial Statements and, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth herein. Results for such interim periods are not necessarily representative of the results for the full year. The following summary pro forma combined financial data gives effect to the acquisition of Moffitt Oil Company, Inc. ("Moffitt") and eight gasoline retail stores from Diamond Shamrock Refining and Marketing, Inc., a subsidiary of Ultramar Diamond Shamrock Corporation (the "Colorado Stores Acquisition") completed during Fiscal 1998, the acquisition of Winnco to be completed on or prior to the consummation of the Offering and the financings required to fund such acquisitions. The pro forma combined statements of operations for Fiscal 1997 and for the six months ended August 31, 1997 assume all transactions were completed as of March 1, 1996 and March 1, 1997, respectively. The summary pro forma balance sheet data assumes that the Winnco transaction and the Offering were completed as of August 31, 1997. The pro forma information below should be read in conjunction with "Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of the Company, Moffitt, Winnco, and the Colorado Stores including the notes thereto, included elsewhere in this Prospectus.

                                                           FISCAL YEAR ENDED                          SIX MONTHS ENDED AUGUST 31,
                                         ----------------------------------------------------      --------------------------------

                                                                                    PRO FORMA
                                         FEBRUARY 28,  FEBRUARY 29,   FEBRUARY 28,  FEBRUARY 28,                         PRO FORMA
                                            1995          1996           1997        1997(2)        1996        1997      1997 (2)
                                          --------      --------       --------      -------       -------     -------    -------
                                                                                   (UNAUDITED)                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales   . . . . . . . . . . . .     $ 93,639      $102,126     $  135,464     $ 267,312     $71,145  $  103,708   $  140,079
  Cost of sales   . . . . . . . . . .       86,604        93,144        123,821       244,247      64,440      93,442      127,738
                                          --------      --------     ----------     ---------      ------   ---------   ----------
  Gross profit  . . . . . . . . . . .        7,035         8,982         11,643        23,065       6,705      10,266       12,341
  Selling, general and administrative
     expenses   . . . . . . . . . . .        5,396         7,433          9,359        18,023       4,434       7,936        9,680
  Depreciation and amortization . . .          457           694            871         3,785         444       1,448        1,916
                                          --------      --------     ----------     ---------      ------   ---------   ----------
  Operating income  . . . . . . . . .        1,182           855          1,413         1,257       1,827         882          745
  Other non-operating income (expense):
     Interest expense, net  . . . . .          (99)         (611)          (874)       (3,046)       (421)     (1,348)      (1,472)
     Gain (loss) on sale of assets  .           21            (8)            (2)           --           4          --           --
     Other income (expense) . . . . .          (55)           65            138           201          50          49           43
                                          --------      --------     ----------     ---------      ------   ---------   ----------
  Income (loss) before income taxes.         1,049           301            675        (1,588)      1,460        (417)        (684)
  Income tax (expense) benefit  . . .         (387)          (44)          (257)        1,039        (569)        154          250
                                          --------      --------     ----------     ---------      ------   ---------   ----------
  Net income (loss) . . . . . . . . .     $    662      $    257     $      418     $    (549)     $  891   $    (263)  $     (434)
                                          ========      ========     ==========     =========      ======   =========   ==========

  Net income (loss) per share . . . .                                $     0.22     $   (0.29)               $  (0.14)   $   (0.23)
                                                                     ==========     =========                ========    =========
  Weighted average shares
     outstanding  . . . . . . . . . .                                     1,903         1,903                   1,903        1,903

OTHER FINANCIAL DATA:
  EBITDA (1)  . . . . . . . . . . . .     $  1,605      $  1,606     $    2,423     $   5,243      $2,325   $   2,379   $    2,704

                                                                                AT AUGUST 31, 1997
                                                                                ------------------
                                                                             HISTORICAL     PRO FORMA(2)
                                                                             ----------    -------------
                                                                                     (UNAUDITED)
BALANCE SHEET DATA:
  Working capital   . . . . . . . . . . . . . . . . . . . .  . . . . . . . . $ (1,870)     $  2,615
  Total assets  . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . .   62,755        74,453
  Long-term debt, net of current maturities   . . . . . . .  . . . . . . . .   26,849        24,349
  Shareholders' equity  . . . . . . . . . . . . . . . . . .  . . . . . . . .    4,519        18,519

-----------------
(1) EBITDA is earnings before income taxes, interest, depreciation and amortization. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided from operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.
(2) Pro forma to reflect the conversion of all the outstanding shares of Series A Preferred Stock into 1,013,514 shares of Common Stock, the Diamond Shamrock, Moffitt and Winnco acquisitions and the receipt by the Company of the estimated net proceeds from the issuance of 1.6 million shares of Common Stock and the application of such proceeds. See "Capitalization" and "Use of Proceeds."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. Statements contained in this Prospectus that are not historical facts are forward-looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995.

                                  RISK FACTORS

         In evaluating an investment in the Common Stock being offered hereby, prospective investors should consider carefully, among other things, the following risk factors.

RISKS RELATED TO THE COMPANY'S ACQUISITION STRATEGY

         The Company intends to continue to grow primarily through the acquisition of additional distributors of refined petroleum products. There can be no assurance that the Company will be able to continue to identify, acquire, profitably manage or successfully integrate acquired businesses into the Company without substantial costs, delays or other operational or financial problems. Increased competition for acquisition candidates may also develop, in which event there may be fewer acquisition opportunities available to the Company as well as higher acquisition prices. Acquisitions may also be dilutive and there can be no assurance that the Company will be able to obtain financing on terms acceptable to the Company, if at all. Acquisitions may initially also have an adverse effect on the Company's business, results of operations and financial condition while the operations of the acquired businesses are being integrated into the Company's operations. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's net sales, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, and risks associated with acquiring contaminated property. Some or all of these risks, if realized, could have a material adverse effect on the Company's business, results of operations, and financial condition, and expose the Company to orders, fines, penalties, sanctions and cleanup expenses. In addition there can be no assurance that the acquired companies or other businesses acquired in the future will achieve anticipated net sales and earnings. See "Business--Consolidation Strategy."

         The Company has entered into letters of intent for each of the Pending Acquisitions. Completion of the Pending Acquisitions, however, is subject to further negotiations, execution of definitive agreements, satisfactory due diligence, approval by the Company's Board of Directors and satisfaction of customary closing conditions. There can be no assurance that any of the Pending Acquisitions will be consummated.

NEED FOR ADDITIONAL CAPITAL; LEVERAGE AND LIQUIDITY

         The Company has experienced and expects to continue to experience substantial working capital needs to fund its operations. As of August 31, 1997, the Company had a working capital deficit of $1.9 million. The largest component of the Company's working capital requirements relates to the funding of trade accounts receivable. The time period in which the Company must make payments to its suppliers is generally shorter than the time period for the receipt of payment from its customers. Although the Company believes that based on its current operations it will be able to meet the interest and principal obligations on its indebtedness and to fund its capital expenditures and other operating expenses on an ongoing basis out of cash flow from operations and available borrowings under its principal credit facility, together with the net proceeds of the Offering, there can be no assurance that the Company's business will continue to generate cash flow at levels sufficient to meet these requirements. Further, in order to complete additional acquisitions, the Company may require additional financing. No assurance can be given as to the availability or terms of any such additional financing that may be required. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         At August 31, 1997, after giving effect to the issuance of the Common Stock offered hereby and the application of the net proceeds, the Company would have had total indebtedness of approximately $24.3 million. The Company may increase the level of its indebtedness in the future to fund its current operations or to finance additional acquisitions. The degree to which the Company will be leveraged could have important consequences, including the following: (i) the possible impairment of the Company's ability to obtain financing in the future for potential acquisitions, working capital, capital expenditures or general corporate purposes; (ii) the necessity for a substantial portion of the Company's cash flow from operations to be dedicated to the payment of principal and interest on its indebtedness; (iii) the potential for increased interest expense due to fluctuations in interest rates and (iv) the potential for increased vulnerability of the Company to economic downturns and possible limitation of its ability to withstand competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. See "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ENVIRONMENTAL RISKS

         The Company's operations, which include fractionating, blending, distributing, transporting and selling refined petroleum products (the above operations are referred to collectively as "Regulated Environmental Activities") are subject to a variety of federal, state and local laws, rules and regulations governing the storage, transportation, manufacture, use, discharge, release and disposal of products and contaminants into the environment or otherwise relating to the protection of the environment. The Company's Regulated Environmental Activities, by their very nature, give rise to the potential for substantial environmental risks, including:

         Risk of Release of Petroleum and Related Products and Wastes. The accidental or unintended release or discharge of petroleum and related products and wastes, which result from normal activities at tank farms and service stations and during the transportation or manufacture of such products and wastes, or the release or discharge of such products or waste in excess of permitted levels, may occur despite the operational controls and procedures established by the Company. Releases or discharge of such petroleum and related products and wastes could contaminate the environment, could expose the Company to fines, other administrative, civil or criminal penalties, or injunctive actions, and could result in the Company being required to institute extensive cleanup and remediation activities. In addition, exposure of the Company's employees, the public or property to certain petroleum and related products or waste could result in damage to human health and safety or in nuisance, trespass or property damage, and give rise to further Company liability. There can be no assurance that any such liability would not have a material adverse effect on the Company's business, results of operations or financial condition.

         Risk of Violation of Environmental Regulations. The Company is subject to numerous environmental laws, rules and regulations covering its Regulated Environmental Activities. The Company's failure to comply with any applicable environmental regulation, whether or not intentional, can give rise to fines, penalties and sanctions, including criminal charges against employees and management, and may under certain circumstances require the closure of non-complying facilities or cessation of non-complying activities. Such fines, penalties, sanctions or closures could have a material adverse effect on the Company's financial condition and its ability to conduct operations.

         Risk of Future Environmental Regulations. The environmental laws, rules and regulations that cover the Company's Regulated Environmental Activities have been modified frequently in the past and are subject to change in the future. Stricter environmental regulations and controls or modified environmental regulations and controls could impose additional costs on the operation of the Company, or cause the manufacture, storage, transportation or sale of some of the Company's products to become either unprofitable or illegal.

         Risk of Environmental Reimbursement Procedures. Certain of the Company's expenditures related to Regulated Environmental Activities, such as leaking petroleum storage tank remediation, give rise to a potential for reimbursement of all or a portion of the amounts expended from applicable governmental reimbursement programs.

Such reimbursement programs are subject to changes in applicable statutes or the interpretation of the law, which could alter the timing or availability of reimbursement funds to the Company and its customers.

         Risk Concerning Environmental Orders on Landmark Refinery. In connection with the purchase by Fruita Marketing and Management, Inc. ("FMM"), a company currently owned indirectly by Keith R. Holder, the Chief Executive Officer and a director of the Company, of a certain 276 acre tract formerly operated as a refinery, the Company guaranteed the payment and the performance of certain environmental obligations of Landmark Petroleum, Inc. ("Landmark") and its lender. In June 1996, the Colorado Department of Public Health and the Environment ("CDPHE") issued a Compliance Order directing Landmark to remediate all hazardous waste contamination at the refinery. No assurances can be given as to whether FMM can meet its financial or performance obligations to Landmark or its lender, and, therefore, the Company may have to perform or to pay such obligations. The Company may have remediation liability if FMM does not fulfill its obligations under the Compliance Order; however, the extent and amount of such obligations cannot be determined with any certainty at this time. No assurance can be given that if the Company is required to perform or pay such obligations that it will be able to meet such obligations. The Company has not reserved any amount for its obligations under this guaranty. See "Business--Environmental Compliance" and "Certain Transactions--BSA
Investments, LLC."

LIMITED OPERATING HISTORY

         The Company commenced operations in the petroleum distribution industry in 1990 and has subsequently grown primarily through the acquisition of petroleum distribution companies. Although certain of the distribution businesses that have been acquired by the Company have been in operation for many years, the Company has a limited operating history upon which prospective investors may judge the Company's performance. Future net sales will depend upon many factors, including fluctuations in the economy, the degree and nature of competition, demand for the Company's services, the Company's ability to integrate the operations of acquired businesses, to expand into new markets and to maintain its margins.

RISKS RELATED TO CONSOLIDATION STRATEGY

         Key elements of the Company's strategy are to improve the profitability of its businesses and any businesses it may subsequently acquire and to continue to expand the net sales of such businesses. Although the Company intends to seek to improve the profitability of such businesses by various means, including reducing administrative and other costs, there can be no assurance that the Company will be able to do so. The Company's ability to increase the net sales of such businesses will be affected by various factors, including demand for the Company's services and products and the Company's ability to increase sales in its new markets. Many of these factors are beyond the control of the Company, and there can be no assurance that the Company's strategies will be successful or that it will be able to generate cash flow adequate for its operations and to support internal growth. See "Business -- Consolidation Strategy."

COMPETITION

         The market for distribution of refined petroleum products is very competitive, which results in narrow margins. Because the distribution industry is highly fragmented, the Company has numerous competitors in each of its markets, some of which may have significantly greater resources and name recognition than the Company. The Company has very little control over its cost of products and relies on its ability to provide value-added reliable services to maintain its margins and competitive position. If the Company were to fail to maintain the quality of its services, customers could choose alternative distribution sources and the Company's margins could decrease, which would have a material adverse effect on its business, results of operations and financial condition. Furthermore, there can be no assurance that major oil companies will not decide to distribute their own products in direct competition with the Company or that large customers will not attempt to buy direct from the major oil companies. See "Business--Petroleum Distribution Operations" and --Competition."

         The Company also competes with other companies in petroleum products supply, as well as gasoline retail site operations. Each of these businesses is competitive and includes competitors with significantly greater resources and brand-name recognition than the Company, including major and large independent oil companies and gasoline retail site operators. See "Business -- Petroleum Supply Operations", "--Gasoline Retail Operators" and "--Competition."

LOSS OF DISTRIBUTION AGREEMENTS

         The Company's petroleum distribution operations are dependent on distribution agreements with major producers of petroleum products, including Phillips, Texaco, Amoco, Shell, and Chevron. These agreements typically have three to five year terms and the Company has historically been able to renew these agreements. The loss of a significant number of these agreements, particularly those with Texaco or Phillips, could have a material adverse effect upon the Company's business, results of operations and financial condition. See "Business -- Petroleum Distribution Operations."

FUEL PRICING; EFFECT ON PROFITABILITY

         The wholesale prices of gasoline and diesel are subject to fluctuations in response to changes in supply or other market conditions over which the Company has no control. Because the Company sells fuel to its customers at fixed amounts over its wholesale cost, the Company's gross profit as a percentage of net sales will generally fluctuate as a result of the changes in wholesale gasoline and diesel fuel prices. The Company does not engage in derivatives or futures trading to hedge fuel price movements. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."

SEASONALITY

         The Company experiences more demand for its products during the late spring and summer months than during the fall and winter. Travel, recreation and construction are higher in these months in the geographic areas in which the Company operates, increasing the demand for the petroleum products produced and distributed by the Company. Therefore, the Company's net sales are typically higher in the first and second quarters of its fiscal year.

OPERATING RISKS; POTENTIAL ACCIDENTS

         The Company owns and operates gasoline storage tanks, a fleet of 130 tank wagons and transports, and retail outlets for refined petroleum products. The presence of flammable and combustible products at these facilities provides the potential for fires and explosions that could destroy both property and human life. These products, almost all liquids, also have the potential to cause environmental damage if improperly released. The Company has general liability coverage and a commercial umbrella liability policy with total coverage limits of up to $25 million, as well as other insurance covering damage to its properties. The Company believes its coverage is adequate for most foreseeable problems and is comparable to the coverage carried by other companies in the same business and of similar size. However, insurance is not available to the Company against all operational risks, especially environmental risks, and the occurrence of a significant event that is not fully insured could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Insurance" and "-- Environmental Compliance."

DEPENDENCE ON KEY PERSONNEL

         The operations of the Company depend to a great extent on the management efforts of its officers and other key personnel and on the ability to attract new key personnel and retain existing key personnel in the future. There can be no assurance that the Company will be successful in attracting and retaining such personnel, or that it will not incur increased costs in order to do so. The Company's failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on the business of the Company. See "Management."

CONTROL BY PRINCIPAL STOCKHOLDERS

         The Company's Articles of Incorporation generally require the affirmative vote of the holders of a majority of the Common Stock, and in certain circumstances 80% of the holders of the Common Stock, to take certain actions. Immediately after the Offering, the Company's executive officers, directors and affiliates will control approximately 37.0% of the outstanding shares of Common Stock. As a result, such stockholders will have the ability to determine the election of all of the Company's directors and control the outcome of substantially all issues submitted to the stockholders. Such concentration of ownership could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. See "Description of Capital Stock."

ANTITAKEOVER EFFECTS OF CERTAIN ARTICLES OF INCORPORATION AND BYLAW PROVISIONS AND OF NEVADA LAW

         Certain provisions of the Company's Articles of Incorporation may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. The Company's Articles of Incorporation allow the Board of Directors to issue and determine the rights, powers and preferences of Preferred Stock without any vote or further action by the stockholders, and certain provisions of the Company's Articles of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting, provide for a classified Board of Directors and specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings. In addition, the Company's Articles of Incorporation require the approval of 80% of the outstanding Common Stock to remove directors, to amend certain provisions of the Articles of Incorporation and/or Bylaws, and to approve certain change in control transactions.

         Certain provisions of Nevada law could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Sections 78.411 through 78.444 of the General Corporation Law of Nevada, which prohibit a Nevada corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. Nevada also has adopted a "control shares" statute which limits the acquisition of a controlling interest in the Company. The possible issuance of preferred stock, the procedures required for director nominations and stockholder proposals and Nevada law could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of substantial amounts of Common Stock in the public market after the closing of the Offering could adversely effect the market price of the Common Stock. Upon completion of the Offering, there will be 3,289,189 shares of Common Stock outstanding. Of these shares, the 1.6 million shares sold in the Offering (1.84 million shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 of the Securities Act. The remaining shares will be "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares"). Of the Restricted Shares, an aggregate of
1.9 million shares of Common Stock (including 219,594 shares issuable upon exercise of vested stock options), will be eligible for sale in the public market subject to Rule 144 under the Securities Act after expiration of a contractual lock-up with the Underwriters ending 180 days subsequent to the completion of the Offering, unless earlier consented to, in whole or in part.

         The Company intends to register on a Form S-8 registration statement under the Securities Act, during the 180-day lock-up period, a total of 794,932 shares of Common Stock reserved for issuance under the Company's Stock Option Plans, none of which may be sold for a period of 180 days subsequent to the completion of the Offering. As of the date of this Prospectus, there were outstanding options to purchase 244,932 shares of Common Stock, of which 219,594 were exercisable. Future sales of substantial amounts of Common Stock in the public market following the Offering or the expectation of such sales or the availability of shares for sale, could adversely effect the market price of the Common Stock. See "Shares Eligible for Future Sale."

NO PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

         Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Representative, and may not be indicative of future market prices. See "Underwriting." There can be no assurance that the market price of the Common Stock will not be highly volatile or that it will not decline below the initial public offering price. Factors such as variations in the Company's financial results, earnings, estimates by securities analysts, fluctuations in the stock prices of the Company's competitors, any loss of key management, adverse regulatory actions or decisions, announcements of extraordinary events such as litigation or acquisitions or changes in pricing policies by the Company or its competitors, as well as changes in the market for fuel products and general economical, political and market conditions, may have a significant effect on the market price for the Common Stock.

         In addition, stock markets have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of companies for reasons frequently unrelated or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

DILUTION

         The public offering price is substantially higher than the book value per share of the Common Stock. Assuming a public offering price of $10.00 per share, investors purchasing shares of Common Stock in the Offering, based upon the net tangible book value per share of Common Stock as of August 31, 1997, will incur immediate and substantial dilution in the amount of $8.73 per share. See "Dilution."

ABSENCE OF DIVIDENDS

         The Company anticipates that earnings will be retained for the development of the Company's business and that no cash dividends will be declared on the Common Stock in the foreseeable future. The Company's loan agreements prohibit the payment of dividends on the Common Stock. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

POSSIBLE ISSUANCE OF PREFERRED STOCK

         In addition to the Common Stock, the Company's Articles of Incorporation authorize the issuance of up to 5,000,000 shares of preferred stock. Immediately following the conversion of all of the shares of the Company's Series A Preferred Stock upon consummation of the Offering, no shares of preferred stock of the Company will be outstanding, and the Company has no current plans to issue any shares of preferred stock. However, because the rights and preferences for any series of preferred stock may be set by the Board of Directors in its sole discretion, those rights and preferences may be superior to the rights of holders of the Common Stock and thus may adversely affect the rights of holders of Common Stock. See "Description of Capital Stock -- Preferred Stock."

                                USE OF PROCEEDS

         The net proceeds to the Company from the sale of the 1.6 million shares of Common Stock being offered hereby (at an assumed initial public offering price of $10.00 per share) are estimated to be approximately $14.0 million ($16.4 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company.

         The Company expects to use such net proceeds as follows: (i) approximately $7.0 million of the net proceeds to pay the cash portions of the purchase price of the Pending Acquisitions; (ii) $4.5 million to repay in full the Subordinated Debt (defined below); and (iii) the balance for working capital and general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Recent and Pending Acquisitions" and "Certain Transactions."

         In February 1997, the Company executed a Demand Note (the "Subordinated Debt") in favor of Morgan Guaranty Trust Company of New York in the principal amount of $4.5 million with interest at the bank's prime lending rate. The Subordinated Debt was used to pay a portion of the cash purchase prices for the Moffitt and Diamond Shamrock acquisitions.

                                DIVIDEND POLICY

         The Company has never declared or paid any cash dividends on its Common Stock and does not expect to do so in the foreseeable future. The
Company currently intends to retain any earnings to finance the expansion and development of the business. Any future determination of the payment of dividends will be made at the discretion of the Board of Directors of the Company based upon conditions then existing, including the Company's earnings, financial condition and capital requirements, as well as such economic and other conditions as the Board of Directors may deem relevant. In addition, the payment of cash dividends on the Common Stock is prohibited by the terms of the Company's loan agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a description of the loan agreements.

                                 CAPITALIZATION

        The following table sets forth (i) the historical capitalization of the Company at August 31, 1997; and (ii) the pro forma capitalization of the Company at August 31, 1997 giving effect to the conversion of the Series A Preferred Stock, an assumed 2.96-for-1 reverse stock split, the acquisition of Winnco, and the Offering and the application of the net proceeds there from. This table should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Combined Financial Data" and the Consolidated Financial Statements of the Company and notes thereto included elsewhere in this Prospectus.

                                                                                  AT AUGUST 31, 1997
                                                                            -----------------------------
                                                                            HISTORICAL          PRO FORMA
                                                                            ----------         -----------
                                                                                   (IN THOUSANDS)
        Long-term debt, net of current maturities (1):

          Credit facility  . . . . . . . . . . . . . . . . . . . . . . .    $ 12,805           $ 10,305
          Term loans . . . . . . . . . . . . . . . . . . . . . . . . . .      13,390             13,390
          Other long-term debt . . . . . . . . . . . . . . . . . . . . .         654                654
                                                                            --------           --------
                Total long-term debt  . . . . . . . . . . . . . . .  . .      26,849             24,349

        Stockholders' equity:
          Preferred Stock, $.001 par value; 5,000,000 shares
              authorized; 20,000 shares of Series A Preferred issued
              and outstanding and no shares issued and outstanding
              pro forma  . . . . . . . . . . . . . . . . . . . . . .  . .      2,000                --
          Common Stock, $.001 par value; 70,000,000 shares
              authorized 675,675 shares issued and outstanding; and
              3,289,189 shares issued and outstanding pro forma (2).  . .        273                  3

          Additional paid-in capital. . . . . . . . . . . . . . . .  .  .         --             16,270
          Retained earnings . . . . . . . . . . . . . . . . . . . .  .  .      2,246              2,246
                                                                             -------          --------
              Total stockholders' equity  . . . . . . . . . . . . .  .  .      4,519             18,519
                                                                            --------           --------
              Total capitalization  . . . . . . . . . . . . . . . .  .  .   $ 31,368           $ 42,868
                                                                            ========           ========

----------------
        (1) Does not include $1.0 million of subordinated debt to be issued and the assumption of approximately $800,000 of debt in connection with the Pending Acquisitions. See "Business -- Recent and Pending Acquisitions."

        (2) Excludes (i) 244,932 shares of Common Stock issuable upon exercise of outstanding stock options. (ii) 119,595 shares of Common Stock issuable upon the exercise of certain warrants, and (iii) 120,000 shares issuable upon the exercise of the Representative's Warrant. See "Management -- Benefit Plans", "Certain Transactions" and "Underwriting."

                                    DILUTION

         Purchasers of Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. The Company's net tangible book value at August 31, 1997, after an assumed 2.96-for-1 reverse stock split, was approximately $(9.8) million or $(5.82) per share. Net tangible book value per share is equal to the total tangible assets of the Company minus total liabilities divided by the number of shares of Common Stock outstanding (after giving effect to the conversion of the Series A Preferred Stock into Common Stock upon the consummation of the Offering). After giving effect to the sale of the 1.6 million shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $10.00 per share), and after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company, the net tangible book value of the Company would have been approximately $4.2 million, or $1.27 per share. This represents an immediate increase in net tangible book value of $7.09 per share to existing stockholders and an immediate dilution in net tangible book value of $8.73 per share to new investors. The following table sets forth such per share dilution:

                 Assumed initial public offering price per share......................                         $10.00

                    Net tangible book value per share as of August 31, 1997
                          before the Offering........................................                 $(5.82)
                    Increase in net tangible book value per share attributable to
                          new investors.....................................                          $ 7.09

                 Net tangible book value per share as of August 31, 1997
                    giving effect to the Offering.............................................                 $ 1.27
                                                                                                               ------
                 Dilution in net tangible book value per share to new investors......                          $ 8.73
                                                                                                               ======

         The following table sets forth as of August 31, 1997, after an assumed
2.96 to 1 reverse stock split and assuming the conversion of the Series A Preferred Stock, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by new investors:

                                 Shares Purchased                   Total Consideration
                            ---------------------------           ------------------------
                                                                                                 Average Price
                            Number           Percentage           Amount         Percentage        Per Share
                            ------           ----------           ------         ----------        ---------
Existing
 stockholders.......       1,689,189             51.4%           $ 2,273,000         12.4%         $ 1.35
New investors.......       1,600,000             48.6%           $16,000,000         87.6%         $10.00
                           ---------         ---------            ----------       ---------
                           3,289,189           100.00%           $18,273,000        100.00%
                           =========         =========           ===========       =========
Total...............


         The foregoing tables assumes that the Underwriter's over-allotment option will not be exercised. If the Underwriter's over-allotment is exercised in full, the net tangible book value per share of Common Stock giving effect to the Offering would be $1.86 per share, which would result in dilution to the new investors of $8.14 per share. As of August 31, 1997, there were outstanding options or warrants to purchase an aggregate of 364,527 shares of Common
Stock, and the Company had also reserved for issuance up to an additional 550,000 shares of Common Stock for issuance upon the exercise of options which had not yet been granted under the 1997 Stock Incentive Plan. The Company will also reserve 120,000 shares of Common Stock for issuance upon exercise of the Representative's Warrant. To the extent options or warrants are exercised, there will be further dilution to new investors.

                   UNAUDITED PRO FORMA COMBINED FINANCIAL DATA



The following pro forma combined financial data give effect to the Moffit and Colorado Stores Acquisitions completed during Fiscal 1998, the Winnco Acquisition to be completed concurrent with the consummation of the Offering and the financings required to fund such acquisitions, including the consummation of the Offering, and an assumed 2.96-for-1 reverse stock split. The pro forma combined balance sheet assumes that the Winnco acquisition was completed at August 31, 1997. The pro forma combined statements of operations assume all the transactions were completed as of March 1, 1996.

The pro forma combined balance sheet includes the balance sheet of the Company at August 31, 1997, and the balance sheet of Winnco at June 30, 1997.

The pro forma combined statement of operations for the six months ended August 31, 1997 includes the results of the Company for the six months ended August 31, 1997, the results of Moffitt for the period from March 1, 1997 to April 11, 1997, and the results of Winnco for the six months ended June 30, 1997.

The pro forma combined statement of operations for the year ended February 28, 1997 includes the results of operations of the Company for the year ended February 28, 1997, and the results of the Colorado Stores, Moffitt and Winnco for the year ended December 31, 1996.

The pro forma combined financial data are based on available information and on certain assumptions and adjustments described in the accompanying notes which the Company believes are reasonable. The pro forma combined financial data are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the dates indicated, nor are they necessarily indicative of the results of operations which may be achieved in the future. The unaudited pro forma combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company, the Colorado Stores, Moffitt, and Winnco, including the notes thereto, included elsewhere in this Prospectus.

                            TRIUMPH FUELS CORPORATION
                   Pro Forma Combined Statement Of Operations
                    For the Six Months Ended August 31, 1997
                                   (Unaudited)
                      (In thousands, except per share data)

                                                                                                 Pro Forma Adjustments
                                                                                                 ---------------------   Pro Forma
                                                                Triumph      Moffitt     Winnco    Moffitt    Winnco     Combined
                                                               ----------    -------    --------   -------    ------    ----------
Statements of Operations Data:
         Net sales..........................................   $  103,708    $ 9,052    $ 27,319   $    --    $   --    $  140,079
         Cost of sales......................................       93,442      8,135      26,161        --        --       127,738
                                                               ----------    -------    --------   -------    ------    ----------

         Gross profit.......................................       10,266        917       1,158        --        --        12,341

         Selling, general and administrative expenses.......        7,936      1,027         699        17(E)     --         9,679
         Depreciation and amortization......................        1,448         54          74       167(F)    173(I)      1,916
                                                               ----------    -------    --------   -------    ------    ----------

         Operating income (loss)............................          882       (164)         385      (184)     (173)         746
         Interest expense...................................        1,390         48          --        77(G)    --          1,515
         Interest income....................................          (42)        --          --        --        --           (42)
         Other (income) expense.............................          (49)         6          --        --        --           (43)
                                                               ----------    -------    --------   -------    ------    ----------

         Income (loss) from continuing operations
                 before income taxes........................         (417)      (218)        385      (261)     (173)         (684)
         Income tax expense (benefit).......................         (154)       (79)        146       (98)(H)   (65)(J)      (250)
                                                               ----------    -------    --------   -------    ------    ----------

                  Loss from continuing operations...........   $     (263)   $  (139)   $    239   $  (163)   $ (108)   $     (434)
                                                               ==========    =======    ========   =======    ======    ==========

                  Loss from continuing operations per share.   $    (0.14)                                              $    (0.23)
                                                               ==========                                               ==========

         Weighted average shares outstanding................        1,903                                                    1,903


                            See accompanying notes.

                            TRIUMPH FUELS CORPORATION
                   Pro Forma Combined Statement Of Operations
                      For The Year Ended February 28, 1997
                                   (Unaudited)
                      (In thousands, except per share data)


                                                                                           Pro Forma Adjustments
                                                                                        -----------------------------
                                                         Colorado                      Colorado                         Pro Forma
                                              Triumph     Stores   Moffitt   Winnco     Stores    Moffitt     Winnco     Combined
                                             ----------  -------- --------  --------   --------  --------     -----      --------
Statements of Operations Data:
   Net sales................................ $  135,464  $ 17,579 $ 70,815  $50,938   $(7,484)(A)      --    $   --     $267,312
   Cost of sales............................    123,821    16,327   62,959   48,624    (7,484)(A)      --        --      244,247
                                             ----------  -------- --------  -------   -------    --------     -----     --------

   Gross profit.............................     11,643     1,252    7,856    2,314        --          --        --       23,065

   Selling, general and administrative
        expenses............................      9,359        --    7,268    1,247        --         150 (E)    --       18,023
   Depreciation and amortization............        871        --      536      316       309 (B)   1,452 (F)   301 (I)    3,785
                                             ----------  -------- --------  -------   -------    --------    ------     --------

   Operating profit (loss)..................      1,413     1,252       52      751      (309)     (1,602)     (301)       1,257
   Interest expense.........................        901        --      263        7     1,322 (C)     672 (G)    --        3,165
   Interest income..........................        (27)       --      (54)     (38)       --         --         --         (119)
   Other (income) expense...................       (136)       --      (66)      --        --         --         --         (201)
                                             ----------  -------- --------  -------   -------    --------    ------     --------

   Income (loss) from continuing operations
        before income taxes.................        675     1,252      (91)      782   (1,631)     (2,274)     (301)      (1,588)
   Income tax expense (benefit).............        257        --      (18)      296     (610)(D)    (851)(H)  (113)(J)   (1,039)
                                             ----------  -------- --------  --------  --------   --------    ------     ---------

   Income (loss) from continuing operations. $      418  $  1,252 $    (73) $    486  $(1,021)   $ (1,423)   $ (188)    $   (549)
                                             ==========  ======== ========  ========  =======    ========     ======    =========

   Income (loss) from continuing operations
        per share........................... $     0.22                                                                 $  (0.29)
                                             ==========                                                                 =========

   Weighted average shares outstanding......      1,903                                                                     1,903


                            See accompanying notes.

                           TRIUMPH FUELS CORPORATION
                        Pro Forma Combined Balance Sheet
                                August 31, 1997
                                  (Unaudited)
                                 (In thousands)


                                                                                          Pro Forma          Pro Forma
                         ASSETS                             Triumph         Winnco       Adjustments          Combined
                                                         ------------    ------------   -------------       -------------
Current assets:
   Cash................................................. $          3    $      1,679   $      14,000  (A)  $       2,982
                                                                                               (5,700) (B)
                                                                                               (7,000) (C)
   Accounts receivable, trade, net of allowance.........       17,237           2,110              --              19,347
   Other receivables....................................        2,031              --              --               2,031
   Inventory............................................        4,059             243              --               4,302
   Deferred tax asset...................................          101              10              --                 111
   Income taxes receivable..............................          154              25              --                 179
   Other current assets.................................        1,238              13              --               1,251
                                                         ------------    ------------   -------------       -------------
         Total current assets...........................       24,823           4,080           1,300              30,203

Property, plant and equipment, net......................       16,283             186              --              16,469
Purchased distribution agreements.......................       15,790             468           5,532  (B)         21,790
Noncompete agreements...................................        3,150              --              --               3,150
Other assets............................................        2,709             132              --               2,841
                                                         ------------    ------------   -------------       -------------
         Total assets................................... $     62,755    $      4,866   $       6,832       $      74,453
                                                         ============    ============   =============       =============

          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Current portion of long-term debt.................... $      6,552    $         --   $      (4,500) (C)  $      2,052
   Accounts payable, trade..............................       12,423           2,239             200  (B)        14,862
   Accrued expenses.....................................        6,777              57              --              6,834
   Book overdrafts......................................          940              --              --                940
                                                         ------------    ------------   -------------       ------------
         Total current liabilities......................       26,692           2,296          (4,300)            24,688

Long-term debt, net of current portion..................       26,849              --          (2,500) (C)        24,349
Deferred income taxes...................................        4,695              --           2,202  (B)         6,897
                                                         ------------    ------------   -------------      -------------
          Total liabilities.............................       58,236           2,296          (4,598)            55,934

Shareholders' equity:
   Preferred stock, Series A convertible................        2,000              --          (2,000) (D)            --
   Common stock.........................................          273               2            (272) (D)             3
   Additional paid-in capital...........................           --             118          16,152  (D)        16,270
   Retained earnings (accumulated deficit)..............        2,246           2,450          (2,450) (D)         2,246
                                                         ------------    ------------   -------------      -------------
         Total shareholders' equity.....................        4,519           2,570          11,430             18,519
                                                         ------------    ------------   -------------      -------------
             Total liabilities and
                  shareholders' equity.................. $     62,755    $      4,866   $       6,832      $      74,453
                                                         ============    ============   =============      =============


                           TRIUMPH FUELS CORPORATION
                Notes to Pro Forma Combined Financial Statements
                                 (Unaudited)



PRO FORMA COMBINED STATEMENTS OF OPERATIONS:

COLORADO STORES:

A.   To remove intercompany sales between the Company and the Colorado Stores.

B. To record additional amortization on step-up in basis of assets for acquisition of the Colorado Stores.

C. To record interest expense at 8.75% per annum on debt used to acquire the Colorado Stores.

D.   To record tax effects of entries above.

MOFFITT:

E. To record consulting expense of $300,000 on agreement entered into at acquisition date, net of salary reduction of $150,000.

F.   To record additional amortization for step-up in basis of acquired assets.

G.   To record interest expense at 9.6% on debt used to acquire Moffitt.

H.   To record tax effects of entries above.

WINNCO:

I.   To record additional amortization for step-up in basis of acquired assets.

J.   To record tax effect of entry above.


PRO FORMA COMBINED BALANCE SHEET:

A. To record expected proceeds from the Offering based on an assumed offering price of $10.00 per share.

B. To record use of $5.7 million of cash and estimated expenses of $200,000 to acquire Winnco and the related step-up in basis of the assets acquired.

C. To reflect use of proceeds from the Offering to pay down $7.0 million of existing debt. The balance of the cash is reserved for the Salt Lake City Pending Acquisition and the Western Colorado Pending Acquisition.

D. To reflect estimated proceeds of the Offering, including conversion of the Series A Preferred Stock, offset by elimination of Winnco's historical equity.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The following selected consolidated financial data at February 28, 1995, February 29, 1996, February 28, 1997 and at August 31, 1996 and 1997 and for each of the three years ended February 28, 1997 and for the six months ended August 31, 1996 and 1997 have been derived from and should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. The selected consolidated financial data at February 28, 1993 and 1994 and for each of the two years ended February 28, 1994 have been derived from audited consolidated financial statements of the Company not included in this Prospectus. The selected consolidated financial data for the six months ended August 31, 1996 and 1997 are unaudited, but have been prepared on the same basis as the audited Consolidated Financial Statements and, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth herein. Results for such interim periods are not necessarily representative of the results for the full year.


                                                                                                                 SIX MONTHS ENDED
                                                           FISCAL YEAR ENDED                                         AUGUST 31,
                                            ---------------------------------------------------------------    -------------------
                                       FEBRUARY 28,  FEBRUARY 28,   FEBRUARY 28, FEBRUARY 29,  FEBRUARY 28,
                                          1993          1994           1995         1996           1997         1996       1997
                                        --------      --------       --------     --------       --------      --------   --------
                                                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales   . . . . . . . . . . . .   $ 57,792      $ 58,977       $ 93,639     $102,126       $135,464      $ 71,145   $103,708
  Cost of sales   . . . . . . . . . .     54,010        54,586         86,604       93,144        123,821        64,440     93,442
                                        --------      --------       --------     --------       --------      --------   --------
  Gross profit  . . . . . . . . . . .      3,782         4,391          7,035        8,982         11,643         6,705     10,266
  Selling, general and administrative
    expenses . . . . . . .                 2,551         3,314          5,396        7,433          9,359         4,434      7,936
  Depreciation and amortization   . .        177           192            457          694            871           444      1,448
                                        --------      --------       --------     --------       --------      --------   --------
  Operating income  . . . . . . . . .      1,054           885          1,182          855          1,413         1,827        882
  Other non-operating income (expense):
     Interest expense, net  . . . . .       (225)         (158)           (99)        (611)          (874)         (421)    (1,348)
     Gain (loss) on sale of assets  .        394           117             21           (8)            (2)            4         --
     Other income (expense) . . . . .       (332)         (376)           (55)          65            138            50         49
                                        --------      --------       --------     --------       --------      --------   --------
  Income (loss) before income taxes .        891           468          1,049          301            675         1,460       (417)
  Income tax (expense) benefit. . . .       (236)         (161)          (387)         (44)          (257)         (569)       154
                                        --------      --------       --------     --------       --------      --------   --------
  Net income (loss) . . . . . . . . .   $    655      $    307       $    662     $    257       $    418      $    891   $   (263)
                                        ========      ========       ========     ========       ========      ========   ========
  Net income (loss) per share . . . .                                                            $   0.22                 $  (0.14)
                                                                                                 ========                 ========
  Weighted average shares outstanding                                                               1,903                    1,903

OTHER FINANCIAL DATA:
  EBITDA (1)  . . . . . . . . . . . .   $  1,293      $    818       $  1,605     $  1,606       $  2,423      $  2,325   $  2,379

                                                                                                              August 31,
                                                                                                                 1997
                                                                                                              ----------
                                                                                                              (Unaudited)
BALANCE SHEET DATA:
  Working capital   . . . . . . . . .   $  2,241      $  1,129       $    746     $  2,539       $  2,361       $(1,870)
  Total assets  . . . . . . . . . . .      8,900        10,878         13,723       21,247         21,983        62,755
  Long-term debt, net of current
   maturities   . . . . . . . . . . .      1,387         1,535          1,569        6,444          6,391        26,849
  Shareholders' equity  . . . . . . .      2,900         3,222          3,883        4,140          4,559         4,519

---------------
(1) EBITDA is earnings before income taxes, interest, depreciation and amortization. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided from operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The Company is engaged in the wholesale distribution and marketing of refined petroleum products including gasoline, diesel fuel and lubricants. The Company is also a producer of gasoline and diesel fuels and owns or operates 19 gasoline retail sites in Colorado and Utah. The Company's growth since its inception in 1990 has been primarily through the acquisition of businesses in the petroleum distribution industry. Since 1994, the Company has completed seven acquisitions, which has resulted in net sales increasing from approximately $59.0 million for Fiscal 1994 to $135.5 million for Fiscal 1997 and $103.7 million for the six months ended August 31, 1997 compared to $71.1 million for the six months ended August 31, 1996. The acquisitions were made in furtherance of the Company's strategy to grow by pursuing acquisition opportunities in the highly fragmented petroleum distribution industry.

         All acquisitions completed by the Company have been accounted for as purchases and, accordingly, the historical Consolidated Financial Statements of the Company include net sales of the acquired businesses from the date of acquisition. The Company's historical consolidated net sales have been significantly affected by the number, timing and size of the acquisitions.

         For the six months ended August 31, 1997, 61.3% of the Company's net sales came from petroleum distribution. The Company's supply and gasoline retail site operations accounted for 24.6% and 14.1% of net sales, respectively, for the same period. As the Company continues to pursue its consolidation strategy, it expects the percentage of net sales from its petroleum distribution operations to increase.

         The petroleum distribution business is a "cost-plus" business in which the Company usually charges a price that aggregates its cost of product on the day of delivery, a rate to transport the product to the customer and a profit on the transaction. Therefore, the Company is usually able to pass on to its customer the cost of increases in the price it has to pay for product. Cost of sales is comprised principally of the cost of product and transportation costs. Gross profits from petroleum distribution operations vary according to customer mix. For example, sales to branded gas stations typically generate higher gross margins than to unbranded gas stations. Also, gross profits are generally higher for sales to commercial customers than sales to retail customers. In addition, gross profits can vary by geographical region. Accordingly, a change in the petroleum distribution customer base or its geographic mix can affect petroleum distribution gross profit without necessarily affecting net sales.

RESULTS OF OPERATIONS

    Six Months Ended August 31, 1997 Compared With the Six Months Ended August 31, 1996

         Net sales for the six months ended August 31, 1997 increased 45.8% to $103.7 million compared to $71.1 million for the six months ended August 31, 1996. This increase was primarily attributable to (i) the inclusion of approximately $33.2 million of net sales from Moffitt, which was acquired in April 1997, and (ii) the inclusion of approximately $8.6 million of net sales from the eight gasoline retail sites its acquired in the Colorado Stores Acquisition in March 1997. These increases were partially offset by (i) a decrease of approximately $6.7 million in the Company's supply operations as a result of lower rack prices during the current period, which resulted in lower net sales, and the loss of a portion of business from a large customer account, and (ii) a decrease of approximately $2.7 million in net sales from the Company's petroleum distribution operations in western Colorado as a result of the loss of two retail accounts.

         Gross profit for the six months ended August 31, 1997 increased 53.1% to $10.3 million compared to $6.7 million for the six months ended August 31, 1996. The increase was primarily the result of the of the Moffitt and Colorado Stores Acquisitions. Gross profit as a percentage of net sales increased from 9.4%
to 9.9% during the same period due to the inclusion of the gasoline retail site operations acquired from Diamond Shamrock, which was offset by a $911,000 reduction in gross profit on the supply side due to lower rack prices in the current period.

         Selling, general and administrative expenses for the six months ended August 31, 1997 increased 79.5%, to $7.9 million compared to $4.4 million for the six months ended August 31, 1996. The increase was primarily due to the increase in selling, general and administrative expenses attributable to the Moffitt and Diamond Shamrock Acquisitions.

         Depreciation and amortization expense for the six months ended August 31, 1997 increased 226.2% to $1.4 million compared to $444,000 for the six months ended August 31, 1996, as a result of depreciation attributable to the assets acquired in the Moffitt and Colorado Stores Acquisitions and increased amortization of financing costs.

         Interest expense for the six months ended August 31, 1997 increased 225.6% to $1.4 million compared to $430,000 for the six months ended August 31, 1996 as a result of higher average debt in the current period compared to the prior period, primarily incurred in connection with the Moffitt and the Diamond Shamrock Acquisitions.

         As a result of the factors described above, net income for the six months ended August 31, 1997 decreased by $1.2 million, as compared to the six months ended August 31, 1996.

    Fiscal Year Ended February 28, 1997 Compared With the Fiscal Year Ended February 29, 1996

         Net sales for Fiscal 1997 increased 32.6% to $135.5 million compared to $102.1 million for Fiscal 1996. Approximately $11.0 million of the increase was attributable to the inclusion of a full 12 months of net sales of acquisitions of wholesale distributions and retail operations in Western Colorado made in January 1996, which included approximately $8.0 million in petroleum distribution sales and $3.0 million in sales from the operation of four gasoline retail sites compared with only one month in Fiscal 1996. An additional $10.0 million of the increase was a result of the operation of the Company's blending facility in Denver, Colorado for a full 12 months of Fiscal 1997 compared to only six months in Fiscal 1996. The remainder of the increase was attributable primarily to increases in net sales by the Company's distribution operations in Pueblo, Colorado and Utah through the expansion of their commercial business.

         Gross profit for Fiscal 1997 increased 29.6% to $11.6 million compared to $9.0 million for Fiscal 1996. The increase was primarily the result of acquisitions made in January 1996. Gross profit as a percentage of net sales decreased from 8.8% to 8.6% during the same period.

         Selling, general and administrative expenses for Fiscal 1997 increased 25.9% to $9.4 million compared to $7.4 million in Fiscal 1996. The increase was primarily attributable to costs related to a full year of operations at the Company's blending operation in Denver, Colorado and an increase in its petroleum distribution operations in western Colorado as a result of acquisitions made in January 1996.

         Depreciation and amortization expense for Fiscal 1997 increased 25.5% to $871,000 compared to $694,000 for Fiscal 1996 as a result of depreciation attributable to the assets acquired by the Company in January 1996.

         Interest expense for Fiscal 1997 increased 45.3% to $901,000 compared to $620,000 for Fiscal 1996 as a result of additional borrowings under the Credit Facility (as defined) to fund acquisitions during the current period.

         As a result of the factors set forth above, net income increased in Fiscal 1997 by $161,000, as compared to Fiscal 1996.

    Fiscal Year Ended February 29, 1996 Compared With the Fiscal Year Ended February 28, 1995

         Net sales for Fiscal 1996 increased 9.1% to $102.1 million compared to $93.6 million for Fiscal 1995. The majority of the increase was attributable to the inclusion of a full 12 months of net sales from the acquisition of wholesale distribution and retail operations in Utah made in October 1994, compared with only a partial period for Fiscal 1995.

         Gross profit for Fiscal 1996 increased 27.7% to $9.0 million compared to $7.0 million for Fiscal 1995. The increase was primarily the result of acquisitions made in October 1994. Gross profit as a percentage of net sales increased from 7.5% to 8.8% during the same period due primarily to the acquisitions.

         Selling, general and administrative expenses for Fiscal 1996 increased 37.8% to $7.4 million compared to $5.4 million in Fiscal 1995. The increase was primarily attributable to the acquisition made in October 1994.

         Depreciation and amortization expense for Fiscal 1996 increased 51.9% to $694,000 compared to $457,000 for Fiscal 1995 as a result of depreciation expense attributable to assets acquired in October 1994 and the commencement of operations at its blending facility in Denver.

         Interest expense for Fiscal 1996 increased 321.8% to $620,000 compared to $147,000 for Fiscal 1995 as a result of increased borrowings under the Credit Facility for acquisitions made in the current period.

         As a result of the factors discussed above, net income in Fiscal 1996 decreased by $405,000 compared to Fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

         Since its inception, most of the Company's cash flow has been used to acquire wholesale distribution businesses. During the first six months of Fiscal 1998, the Company made cash payments for acquisitions totaling approximately $22.0 million. These payments were funded out of the Credit Facility (defined below), the Subordinated Note and the Term Loans (defined below) and other borrowings that have been repaid.

         Net cash provided from operating activities for the six months ended August 31, 1997, decreased by $900,000 as compared to the same 1996 period primarily as a result of the net loss in the current period.

         In connection with the Colorado Stores Acquisition in March 1997, the Company entered into a Term Loan and Security Agreement (the "Colorado Stores Term Loan") for a term loan in the principal amount of $8.0 million. Interest is payable at One Month LIBOR plus 3.25% and the loan is payable in 85 monthly installments with a final balloon payment due in the 85th month. The acquisition of Moffitt in April 1997 was financed through a Term Loan and Guaranty Agreement from a financial institution (the "Moffitt Term Loan") for a term loan in the principal amount of $7.0 million, payable in 60 monthly installments with interest at 3.50% over the Five Year Treasury Rate. The Colorado Stores Term Loan and the Moffitt Term Loan are sometimes collectively referred to herein as, the "Term Loans."

         As of August 31, 1997, the aggregate principal amount outstanding under the Diamond Shamrock Term Loan was $7.9 million and the interest rate was 8.9%. As of August 31, 1997, the aggregate principle amount outstanding under the Moffitt Term Loan was $6.8 million and the interest rate was 9.7%.

         The Company also has a revolving credit facility (the "Credit Facility") which provides for loans of up to $18 million subject to availability pursuant to a borrowing base requirement, including letters of credit. The Credit Facility is collateralized by substantially all of the current assets of the Company and matures on October 8, 1998. Loans under the Credit Facility bear interest at the bank's prime lending rate plus 1.0% subject to a reduction of up to 0.5% if certain financial ratios are met. As of August 31, 1997, the Company had borrowings of $12.8 million under the Credit Facility. After giving effect to the borrowing base limitations, $1.8 million was available for additional borrowings at August 31, 1997. The interest rate under the Credit Facility was 9.8% as of August 31, 1997.

         The Company's loan agreements contain affirmative and negative covenants customary in commercial lending transactions, including restrictions on the incurrence of additional debt, restrictions on the payment of dividends and maintenance of specified financial ratios.

         The Company has experienced and expects to continue to experience substantial working capital needs to fund its operations. The largest component of the Company's working capital requirements relates to the funding of trade accounts receivable. The time period in which the Company must make payments to its suppliers is generally shorter than the time period for the receipt of payment from its customers. The Company operates a centralized credit management function to ensure continuity and regularity of customer payment. However, in the event customer payments are extended beyond their current levels, the Company may be unable to meet its operating cash flow requirements and may be required to obtain additional short term financing, which may not be available on terms acceptable to the Company, if at all.

         The Company currently anticipates that its capital expenditures will be approximately $600,000 through February 28, 1999, including approximately $100,000 for unreimbursed environmental remediation costs. The Company believes that the combination of funds provided by operations, funds available under the Credit Facility and the net proceeds from the Offering will be sufficient to meet its current anticipated requirements for working capital, capital expenditures including amounts to be spent on remediation requirements and debt service for the next 12 months.

         The Company will continue to pursue acquisitions of businesses in the petroleum distribution industry and anticipates purchasing these businesses using a combination of cash, debt and equity. Although management believes that following the Offering, the Company will have sufficient cash resources to fund acquisitions, a significant acquisition or the acceleration of its consolidation program could require the Company to obtain additional debt financing or to raise funds through the sale of new equity. There can be no assurance that sufficient capital will be available to the Company from any of the sources mentioned above at the time it is required to fund such acquisition activity.

SEASONALITY

         The Company experiences more demand for its products during the late spring and summer months than during the fall and winter. Travel, recreation and construction are higher in these months in the geographic areas in which the Company operates, increasing the demand for the petroleum products produced and distributed by the Company. Therefore, the Company's net sales are typically higher in the first and second quarters of its fiscal year.

INFLATION

         The Company does not believe that inflation has had or is expected to have any significant adverse effect on the Company's financial condition or results of operations for the periods indicated.

PENDING ACCOUNTING PRONOUNCEMENTS

         In June of 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS No. 130"). The Statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. It would be effective for the Company for the fiscal year ending February 28, 1999. The Company currently believes that implementation of the Statement will have an immaterial impact.

         Also in June of 1997, the FASB issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). Under the Statement, the Company will be required to disclose financial information by operating segment. Financial information will be required to be reported on the basis that is used internally for evaluating segment performance and deciding how to associate resources to segments. The Company will be required to adopt the provisions of this Statement for the fiscal year ending February 28, 1999.

                                    BUSINESS

GENERAL

         The Company is engaged in the wholesale distribution and marketing of refined petroleum products including gasoline, diesel fuel and lubricants. Petroleum distributors transport refined petroleum products from the source of manufacture to the end-user. The Company has an active customer base of over 2,000 accounts, including retail gasoline stations and commercial business in the construction, manufacturing, mining and marine, road and rail transportation industries. The Company's objective is to become a leading consolidator in the independent wholesale distribution segment of the petroleum industry.

         The Company also operates a fractionator gas plant and two gasoline blending facilities located in Colorado, and owns or operates 19 gasoline retail sites located in Colorado and Utah. Petroleum supply operations and gasoline retail stores represented approximately 18.2% and 10.5% of pro forma net sales for the six months ended August 31, 1997, respectively. The Company believes that its supply operations and retail sites are complementary to its core distribution business.

THE PETROLEUM DISTRIBUTION INDUSTRY

         The PMAA estimates that in 1996 the total volume of refined petroleum products sold in the United States was approximately 767 million gallons per day. Refined petroleum products are distributed by three types of entities: pipeline companies that distribute directly to large end-users, such as utilities and airports; major oil companies that often supply their own retail outlets and are normally restricted to urban areas; and independently-owned wholesale petroleum distributors.

         According to PMAA there are over 10,000 independent petroleum distributors in the United States that distribute approximately 35% of all refined petroleum products sold in the United States. Due to these industry characteristics, as well as the absence of other significant industry consolidators, the owners of independent petroleum businesses, a majority of which are relatively small owner-operators, have limited alternatives to sell their operations. The Company believes these factors create an opportunity for it to enter and consolidate additional market areas.

CONSOLIDATION STRATEGY

         The Company utilizes a "hub and spoke" consolidation strategy for expansion within a regional market area. The Company targets regional areas where it believes it can acquire a significant share of the petroleum distribution market. Once an initial distribution operation is acquired
(a "hub"), the Company incorporates the acquired business' administration and accounting functions into the Company's centralized corporate system allowing local management to concentrate on sales and marketing. The Company then attempts to increase its market position by acquiring additional businesses or "spokes" in the regional area.

         As each spoke is added, the Company attempts to achieve operating efficiencies and cost-savings by consolidating certain functions such as accounting, purchasing and transport administration at the corporate level in order to reduce overhead. Additionally, the Company is able to increase its purchasing power and receive improved pricing and terms from its suppliers. Also, as the Company continues to expand its presence in a regional market area, it believes it will be able to more efficiently use its transportation capabilities and further reduce its transportation costs.

         Since 1994, the Company has completed seven acquisitions, five of which have been acquisitions of petroleum distributors. In addition, the Company has three pending acquisitions of petroleum distributors that are expected to be completed on or before consummation of the Offering. Upon completion of these Pending Acquisitions, the Company will have established hubs in Houston, Texas; Grand Junction and Denver, Colorado; Salt Lake City, Utah; and Oklahoma City, Oklahoma and spokes in Canon City, Colorado Springs, Gunnison,

Montrose, and Pueblo, Colorado and Delta and Ogden, Utah. The Company intends to use the proceeds from the Offering to accelerate its consolidation strategy.

         The Company has experienced significant growth in net sales and EBITDA as a result of its consolidation strategy and increased demand for its services. On a pro forma basis for the six months ended August 31, 1997, the Company generated $140.1 million in net sales and $2.7 million in EBITDA representing a 97.1% and 16.3% increase, respectively from its historical results for the six months ended August 31, 1996.

         The following table sets forth certain information concerning the Company's acquisitions of petroleum distribution and retail gasoline operations since January 1994:


                                                                  Date of             Net Sales
               Seller                       Location            Acquisition        (in millions)(1)
               ------                       --------            -----------        ----------------
GRAND JUNCTION REGIONAL MARKET:

Ricci investments*                 Grand Junction+           January 1996               $ 1.8

G.W. Arnold Distributing           Grand Junction+           January 1996               $10.4

Colorado Stores*                   Grand Junction            March 1997                 $17.6

Western Colorado Pending
  Acquisition                      Western Colorado          Pending

DENVER REGIONAL MARKET:

Triton Fuel Group, Inc.            Colorado Springs,         January 1994               $28.7
                                   Pueblo
                                   Trinidad

Simpson Oil Company                Canon City                October 1994               $ 1.2

HOUSTON REGIONAL MARKET:

Moffitt Oil Company, Inc.          Houston+                  April 1997                 $70.8

OKLAHOMA CITY REGIONAL MARKET:

Winnco, Inc. and W.W.              Oklahoma City+            Pending                    $50.9
Transports, Inc.

SALT LAKE CITY REGIONAL MARKET:

Recovery Specialists, Inc.        Salt Lake City+            October 1994               $27.1

Salt Lake City Pending            Salt Lake City and
  Acquisition                     surrounding areas          Pending

------------------
+       Regional market hub.
* Includes the acquisition of convenience stores to integrate supply and retail operations to enhance the profitability of the Grand Junction gas supply and blending operation.
(1) Represents net sales for Fiscal 1997, except for the Colorado Stores, Moffitt and Winnco, which are net sales for the year ended December 31, 1996.

RECENT AND PENDING ACQUISITIONS

         During Fiscal 1998, the Company completed two acquisitions and currently has three letters of intent for the Pending Acquisitions. The Pending Acquisitions are expected to close on or before consummation of the Offering. Completion of the Pending Acquisitions, however, is subject to further negotiations, execution of definitive agreements, satisfactory due diligence, approval by the Company's Board of Directors and the satisfaction of customary closing conditions. There can be no assurance that any of the Pending Acquisitions will be consummated.

         o Diamond Shamrock Refining and Marketing, Inc. During March 1997, the Company completed the Diamond Shamrock Acquisition for a total purchase price of approximately $10.0 million. The Company acquired eight gasoline retail sites to enhance the profitability of its Grand Junction, Colorado gas supply and blending operations. See "Combined Statements of Sales, Costs of Sales and Direct Operating Expenses of the Colorado Stores" included elsewhere in this Prospectus.

         o Moffitt Oil Company, Inc. During April 1997, the Company completed the acquisition of Moffitt for a purchase price of approximately $10.4 million. Moffitt is a gasoline, diesel and lubricants independent wholesale distributor based in Houston, Texas. Moffitt has a 25 year history of supplying retail, commercial and marine fuel customers. The Company believes Moffitt currently serves approximately 11% of the Houston market and surrounding areas and serves as a hub for the Company in these areas. See Financial Statements of Moffitt included elsewhere in this Prospectus.

         o Winnco, Inc. and W.W. Transports, Inc. The Company signed a letter of intent to acquire Winnco for a purchase price of approximately $5.7 million. Winnco is an independent petroleum distributor with operations in Oklahoma City, Oklahoma. The Winnco acquisition will create a hub for the Company in Oklahoma City.

         o Salt Lake City Pending Acquisition. The Company signed a letter of intent to acquire an independent petroleum distributor with operations in Salt lake City, Utah for a purchase price of approximately $2.5 million. This acquisition will create a spoke for the Company's existing hub in Salt Lake City.

         o Western Colorado Pending Acquisition. The Company signed a letter of intent to acquire an independent petroleum distributor and gasoline retail site owner based in western Colorado for a purchase price of approximately $1.55 million. Through this acquisition, the Company will create a spoke to its existing hub in Grand Junction, Colorado, as well as add one retail site.

PETROLEUM DISTRIBUTION OPERATIONS

         Petroleum distribution involves the delivery of refined products to retail and commercial end-users. The Company's petroleum distribution operations, on a pro forma basis, represented approximately 71.3% of the Company's net sales for the six months ended August 31, 1997.

Order Fulfillment and Distribution

         The Company's petroleum distribution process begins with the receipt of the customer order. The Company then uses a dispatch system to send an available truck to a terminal or refinery loading rack, including its own facilities, where the fuel is loaded and then transported to the customer. These products are sold to the Company at prices that are set daily by the suppliers. The Company buys unbranded products from a number of suppliers, which allows it to buy from the cheapest source, unlike buying branded products from a particular supplier, where only one rack price will be posted in a particular market.

         The Company utilizes a fleet of 130 transportation vehicles, including both transports, which can carry approximately 9,000 gallons of fuel, and tank wagons, which can carry up to 4,000 gallons of fuel, to deliver products to its customers. The nature of the distribution business is such that low levels of gasoline inventory is maintained as the trucks deliver the products directly to the wholesale customer with no intermediate storage of fuel other than trucks en route to a customer. This also serves to decrease commodity pricing risk. The distribution process for bulk fuel products, from pickup to delivery to customers, is typically completed in two days or less. The Company believes customer service is a key competitive factor in the petroleum distribution industry. As a result, the Company focuses on the specialized needs of its customers and provides 24 hour service, as well as off-road site delivery based on its customers' requirements.

         The Company provides other fueling services including the direct fueling of vehicles, ships or locomotives, and the distribution of fuel through its automated cardlock facilities located in Colorado Springs, Grand Junction and Pueblo, Colorado and Salt Lake City, Utah. The cardlock systems provide 24-hour-per-day access to fuel-dispensing facilities for commercial fleet customers and customers with automated debit cards. The cardlock systems do not require that a Company employee be present to process the fuel purchase. The Company may increase the number of cardlock facilities that the Company owns or operates. In addition, the Company also stores fuels and lubricants for repackaging and delivery in smaller quantities at its bulk delivery plants in Colorado Springs, Denver, Grand Junction and Montrose, Colorado; Houston, Texas and Salt Lake City, Utah. In connection with the Winnco acquisition, the Company intends to acquire storage facilities near Oklahoma City, Oklahoma. In addition, the Company has several hundred portable tanks at customer locations.

Sales and Marketing

         The Company distributes branded and unbranded refined petroleum products to both commercial and retail customers. The distribution operation services over 2,000 customers per month, of which approximately 85% are commercial customers and the remainder are retail customers. For the six months ended August 31, 1997, commercial and retail sales represented 37.3% and 58.3%, respectively, of pro forma distribution net sales.

         The sale of branded products involves the purchase of products from a particular supplier, usually a major oil company, and the resale to a customer who has a contractual obligation to sell or use that particular brand of product. Unbranded products are supplied if there is no significance to the customer as to which manufacturer's products are used. In order for a wholesaler to distribute branded products, it must have an agreement with the supplier. These semi- exclusive agreements, termed "branded marketer agreements", normally require the wholesaler to purchase a minimum volume of the supplier's products per annum. The agreements are usually of three years duration and are generally renewed provided the minimum volume has been purchased and the Company has marketing agreements for branded gasoline and diesel with Texaco, Shell, Amoco and Phillips and agreements for branded lubricants with Chevron, Amoco and Texaco.

         No agreement with any one supplier accounted for more than 10% of the Company's purchases, other than Frontier which accounted for 13.2% and 7.2% of purchases in Fiscal 1997 and the six months ended August 31, 1997, respectively. Although these agreements are typically renewed if required minimums are purchased, there can be no assurance that these agreements will not have to be renegotiated or that they will be renewed.

         The Company concentrates on sales to commercial customers, which typically earn a higher gross profit margin than retail sales due primarily to a higher service requirement which results in less price sensitivity. The Company attempts to retain commercial customers by a variety of methods which may involve the placement of portable tanks for the exclusive use of the Company at a customer's business location. The Company is also a distributor of related products such as industrial lubricants, oils and greases, coolants and filters, primarily to its commercial customers. The Company's larger commercial customers include Amtrak, Newmont Mining and Burlington Northern Railroad. Other than Coastal and CRM (defined below), which are subsidiaries of a single entity, which accounted for 20.2% and 13.2%, respectively, of the Company's net sales for Fiscal 1997 or the six months ended August 31, 1997 no customer accounted for more than 10% of the Company's net sales for such periods.
The loss of Coastal and CRM as a customer would have a material adverse effect on the Company's blending operation in Denver, Colorado.

         Many of the Company's retail customers operate retail gasoline service stations under the corporate banners of the various major oil companies. The branding arrangements require that a retail operator purchase fuel exclusively from a branded distributor, such as the Company, who is authorized to sell these branded products. The Company often enters into product sales agreements with its customers that provide for exclusive supply rights for a fixed period, typically seven to ten years. The Company also may invest in a customer's location in exchange for a long-term distribution contract (e.g. the Company may directly or indirectly finance the construction of a new canopy at a retail unit). The Company sells branded products to over 220 retail sites, representing 44.5% of pro forma distribution net sales.

         The Company also sells unbranded products to over 430 independent retail sites. The Company often has no formal agreements with these customers. For Fiscal 1997, unbranded retail sales represented 10.9% of pro forma distribution revenue.

PETROLEUM SUPPLY OPERATIONS

         Petroleum supply and gasoline blending were part of the Company's initial operations and represent approximately 18.2% of the Company's pro forma net sales for the six months ended August 31, 1997. The Company owns and operates a 1,600 barrels per day fractionator gas plant in Grand Junction, Colorado that separates natural gas liquids ("NGLs") into propane, butane and natural gasoline. The natural gasoline is retained for the Company's own blending and supply operations and substantially all of the other products are sold to third parties.

         The Company owns and operates gasoline blending operations in Grand Junction and Denver, Colorado where gasoline is blended in conformance with all industry regulations. Each of these facilities has a capacity to produce approximately 60 million gallons of gasoline per year. The Company has agreements to produce and supply gasoline to Texaco, Shell and Ultramar Diamond Shamrock Corporation in Grand Junction and the Coastal Corporation in Denver.

         During Fiscal 1996, the Company completed construction of its gasoline blending facility near Denver, Colorado (the "Facility"). In connection with the construction of the Facility, the Company entered into a Purchase Agreement with Coastal Mart, Inc. ("Coastal"), whereby Coastal agreed to buy from the Facility a guaranteed minimum of 24 million gallons per year of gasoline. The Purchase Agreement may be terminated by Coastal upon ninety days written notice. The Company and Coastal Refining and Marketing ("CRM") also entered a Supply Agreement, whereby CRM agreed to sell and deliver the entire volume of natural gasoline produced by CRM's affiliate in Wyoming. Coastal also has an option to purchase 50% of the outstanding common stock of Westec Denver, Inc., a wholly-owned subsidiary of the Company, under certain circumstances. The Company believes that Coastal will not exercise its option. If the option is exercised, however, the Company believes it would not have a material adverse effect on its operations, financial condition or cash flow. At the time the Purchase Agreement and the Supply Agreement were executed, the Company believed it could achieve a profitable gross margin from the timely delivery and the low cost availability of certain blend stock. However, subsequent increases in the cost of certain blend stocks and unreliable railroad deliveries have resulted in the Company realizing losses from the Facility.

The Company will continue to realize losses until such time as the cost of blend stock decreases or the Purchase Agreement is renegotiated with Coastal.

GASOLINE RETAIL SITE OPERATIONS

         The Company owns or operates 19 gasoline retail sites in Colorado and Utah which represented 10.5% of pro forma net sales for the six months ended August 31, 1997. The Company also sells gasoline on consignment to an additional five gasoline retail sites. The sites sell branded Diamond Shamrock, Texaco, Shell, Amoco and Phillips gasoline and are operated under the name SuperMart. In order to integrate its supply and retail operations, the Company has acquired retail sites primarily in markets which can be supplied from its supply operations in Grand Junction. The Company will continue to acquire retail sites in Grand Junction and the surrounding areas and in other markets gasoline where it believes the operation of retail sites would have a strategic purpose.

COMPETITION

         In the petroleum distribution industry, the Company faces competition generally from other privately-held petroleum product wholesalers operating in the same geographic region as the Company, some of which have financial and personnel resources substantially in excess of those that are available to the Company. The Company's distribution operations also compete with integrated oil companies which in some cases own or control a majority of their own marketing facilities. These major oil companies may offer their products to the Company's competitors on more favorable terms than those available to the Company from its suppliers. A significant number of companies, including integrated oil companies and petroleum products distribution companies, distribute petroleum products through a larger number of facilities than the Company. The Company competes on the basis of service, availability of transportation, reliability and to a lesser extent, price.

         In the petroleum supply industry, the Company competes on the basis of service and price. In all phases of its supply operations, the Company encounters strong competition from a number of companies, including some very large companies. Many of these larger competitors possess and employ financial and personnel resources substantially in excess of those that are available to the Company.

         The gasoline retail industry is highly competitive, fragmented and regionalized. It is characterized by a few large companies, some medium-sized companies, and many small independent companies. The high degree of competition in the gasoline retail store business has resulted in bankruptcies and reorganizations of a number of companies in recent years. Key competitive factors in gasoline retail operations include, among others, location, store management, product selection, pricing, hours of operation, store safety, cleanliness, and product promotions and marketing. Most competitors are substantially larger and have greater resources than the Company. The Company's largest competitors include Circle K and Giant Industries in Colorado and numerous companies in Utah including Amoco, Chevron, Circle K, Maverick and Flying J. The Company also competes with other gasoline retail sites, small supermarkets, grocery stores, and major and independent gasoline distributors who have converted units to gasoline retail sites.

EMPLOYEES

         As of October 28, 1997, the Company had a total of 311 employees, 144 of whom were employed in petroleum distribution operations, including transportation, and the balance in the gasoline supply and retail operations and administration. None of the Company's employees is represented by any collective bargaining organizations. The Company believes its relations with its employees is good.

FACILITIES

         The Company's corporate headquarters are located on 37 acres owned by the Company located in Fruita, Colorado. The Company also leases the land on which it operates its fractionator gas plant and its blending facilities in

Colorado and its bulk delivery plants in Colorado, Texas and Utah and owns or operates 19 gasoline retail sites in Colorado and Utah.

INSURANCE

         The Company has a commercial liability policy and an umbrella policy, as well as other policies covering damage to its properties with total coverage limits of up to $25 million. These policies cover Company facilities, employees, equipment, inventories and vehicles in all states of operation. While the Company believes that its insurance coverage is adequate for most foreseeable problems and is comparable with the coverage of other companies in the same business and of similar size, its coverage does not protect the Company for most liabilities related to damage of the environment as such environmental-related coverage is generally unavailable or available at a prohibitive cost.

ENVIRONMENTAL COMPLIANCE

         The Company's Regulated Environmental Activities are subject to an extensive variety of evolving United States federal, state and local laws, rules and regulations governing the storage, transportation, manufacture, use, discharge, release and disposal of product and contaminants into the environment or otherwise relating to the protection of the environment. A non-exclusive listing of the environmental laws which potentially impact the Company's Regulated Environmental Activities is set out below.

         Resource Conservation and Recovery Act of 1976, as Amended in 1984 ("RCRA"). The United States Congress enacted RCRA in 1976 and amended it in 1984. RCRA established a comprehensive regulatory framework for the management of hazardous wastes at active facilities. RCRA creates a "cradle-to-grave" system for managing hazardous wastes. Those who generate, transport, treat, store or dispose of hazardous waste above certain quantities are required to undertake certain testing record keeping, performance and permitting requirements. RCRA also provides for corrective action where hazardous waste activities result in contamination. The 1984 amendments to RCRA (known as "HSWA") increased the scope of RCRA to regulate small quantity hazardous waste generators and waste oil handlers and recyclers, as well as require the identification and regulation of underground storage tanks in which liquid petroleum or hazardous substances are stored. HSWA and its implementing regulations require the notification to designated state agencies of the existence and condition of regulated underground storage tanks and impose design, construction and installation requirements; leak detection, presentation, reporting, and cleanup requirements; tank closure and detection, presentation, reporting, and cleanup requirements; tank closure and removal requirements, and fiscal responsibility requirements.

         Comprehensive Environmental Response, Compensation and Liability Act of 1980, As Amended ("CERCLA" or "Superfund"). CERCLA established the Superfund program to cleanup inactive sites at which hazardous substances had been released. Superfund has been interpreted to create strict, joint and several liability for the costs of hazardous substance removal and remediation, other necessary response costs and damages for injury to natural resources. Superfund liability extends to generators of hazardous substances, as well as to (i) the current owners and operators of a site at which hazardous substances were disposed, (ii) any prior owner or operator of the site at the date of disposal, and (iii) waste transporters who selected such facilities for treatment or disposal of hazardous substances. CERCLA allows the EPA to investigate and remediate contaminated sites and to recover the costs of such activities (response costs), as well as damages to natural resources, from parties specified as liable under the statute. CERCLA also authorizes private parties who incur response costs to seek recovery from statutory liable parties. CERCLA was amended by the Superfund Amendments and Reauthorization Act of 1986 ("SARA"). SARA provides a separate funding mechanism for the cleanup of underground storage tanks. CERCLA excludes petroleum, including crude oil or any fraction thereof, with certain limitations from the definition of "hazardous substances" for which liability for cleanup of a contaminated site will attach. This exclusion also applies to those otherwise hazardous substances which are inherent in petroleum, but not to those added to or mixed with petroleum products.

         The Clean Water Act of 1972, as Amended (the "Clean Water Act"). The Clean Water Act requires states to set water quality standards for significant bodies of water within their boundaries and to ensure attainment and/or maintenance of those standards. Many industrial and governmental facilities must apply for and obtain discharge permits, monitor pollutant discharges and, under certain conditions, reduce certain discharges. The Clean Water Act also requires pre-treatment of certain discharges prior to release into a publicly-owned treatment works.

         Federal Oil Pollution Act of 1990 ("OPA"). The OPA amends the Clean Water Act and expands the liability for the discharge of oil into navigable waters. Liability is triggered by discharge or substantial threat of a discharge of oil into navigable waters. OPA defines three classes of parties subject to liability: (1) owners, operators and persons chartering vessels; (2) lessees and permits of areas where off-shore facilities are located; and (3) owners and operators of on-shore facilities.

         The Clean Air Act of 1970, as Amended (the "Clean Air Act"). The Clean Air Act requires the EPA to establish and ensure compliance with national ambient air quality standards ("NAAQS") for certain air pollutants. As required by the Clean Air Act, the EPA also has established regulations that limit emissions of specified hazardous air pollutants and has established other regulations that limit emissions from new industrial sources within certain source categories. Many companies are subject to a wide variety of air emissions permitting, record keeping, and emissions reduction requirements under the Clean Air Act and analogous state laws.

         The Toxic Substances Control Act of 1976 ("TSCA"). TSCA requires the EPA to gather information on the risks of chemicals, and to monitor and regulate the manufacture, distribution, processing, use and disposal of many chemicals. Under TSCA, EPA imposes significant chemical data reporting and record keeping requirements on companies that handle significant volumes of regulated chemicals.

         The Emergency Planning and Community Right-to-Know Act ("EPCRA"). EPCRA was passed as a part of SARA. EPCRA requires emergency planning notification, emergency release notification, and reports with respect to the storage and release of specified chemicals. Industry must provide information to communities regarding the presence of extremely hazardous substances at facilities within those communities.

         The Occupational Safety and Health Administration Act ("OSHA"). OSHA regulates exposure to toxic substances and other forms of workplace pollution. The Department of Labor administers OSHA. OSHA specifies maximum levels of toxic substance exposure and establishes safety requirements for employees of regulated companies. OSHA also sets out a "right-to-know" rule which requires that workers be informed of, and receive training relating to, the physical and health hazards posed by hazardous materials in the workplace.

         Other State, As Well As Local Government Regulation. Many states have been authorized by the EPA to enforce regulations promulgated under various federal statutes. In addition, there are numerous other state, as well as local, authorities that regulate the environment, some of which impose more stringent environmental standards than federal laws and regulations. The penalties for violations of state laws vary, but typically include injunctive relief, recovery of damages for injury to air, water or property, and fines for non-compliance.

         Regulatory Status and Potential Environmental Liability. The operations and facilities of the Company are subject to numerous federal, state and local environmental laws and regulations, including those described above, as well as associated permitting and licensing requirements. The Company regards compliance with applicable environmental regulations as a critical component of its overall operation and devotes significant attention to protecting the health and safety of its employees and to protecting the Company's facilities from environmental problems. The Company believes that it has obtained or applied for all permits and approvals required under existing environmental laws and regulations to operate its current business. The Company does not believe that any pending or threatened environmental litigation or enforcement action(s) could materially and adversely affect the Company's business. While the Company has implemented, where appropriate, operating procedures at each of its facilities designed to assure compliance with environmental laws and regulation, given the nature of its business, the Company always is subject to environmental risks and the possibility remains that the Company's ownership of its facilities and its operations and activities could result in civil or criminal enforcement and public, as well as private, action(s) against the Company, which may necessitate or generate mandatory cleanup activities, revocation of required permits or licenses, denial of application for future permits, or significant fines, penalties or damages, any and all of which could have a material adverse effect on the Company. Future changes in applicable environmental regulations could necessitate cessation or modification of current operations or impose additional or different environmental requirements, any and all of which would have a material adverse effect on the Company.

         Landmark Refinery

                 The Company owns and operates offices and a petroleum storage facility on a 37 acre tract of land in Fruita, Colorado ("Fruita Operations"). The Fruita Operations consist of an office building, maintenance building, parking facilities, rail facilities, storage tanks and a loading rack. The Fruita Operations were acquired by the Company from Landmark in 1994 and had been part of a refinery known as the Western Slope Refinery that originally occupied approximately 600 acres. During the operation of this refinery, there were spills and discharges of hazardous substances and process wastes that may have resulted in soil and groundwater contamination at the refinery. In addition, some of the equipment at the refinery may contain asbestos and/or PCBs. Historic refinery operations included a large concrete structure to settle particulate matter from a liquid waste stream and a series of acid sludge pits. In the late 1980's, the United States Environmental Protection Agency ("EPA") evaluated the Western Slope Refinery for possible listing as a Superfund Site on the National Priorities List. EPA has not designated the refinery as a Superfund Site but included it in the agency's CERCLIS database of sites for which remedial action may be required.

                 Landmark purchased approximately 316 acres of the 600 acre tract in 1990. The 316 acres include the refinery and concrete settlement structure but not the sludge pits. In 1994 Landmark sold the Fruita Operations to Fruita RP Holdings, Inc., a wholly owned subsidiary of the Company. Fruita RP Holdings has leased the 37 acre tract to another subsidiary of the Company. Landmark also sold to certain subsidiaries of the Company certain tanks and equipment from the 276 acres retained by Landmark. Fruita Marketing and Management, Inc., then a wholly owned subsidiary of the Company, entered into a marketing and management agreement with Landmark to act as the agent for Landmark and its principal lender for the sale of other equipment remaining on the 276 acre tract and to manage the remaining equipment. In May 1996, FMM was sold to Recovery Specialists, Inc., a wholly-owned subsidiary of BSA Investments, LLC, an entity solely owned and controlled by Keith Holder, in exchange for forgiveness of certain debt owed by the Company.

                 In June 1996 the Colorado Department of Public Health and the "CDPHE" issued a Compliance Order (the "Order") finding that Western Slope Refinery had owned and operated a refinery and generated hazardous wastes at a Fruita, Colorado facility ("Facility"), and that Landmark had purchased the refinery operations. This Order directs Landmark to remediate all hazardous waste contamination at the Facility. The Order does not assess fines and penalties, but the failure of Landmark to comply with the Order could result in civil penalties of up to $25,000 per day or administrative penalties of up to $1,500 per day. This Order reserves to CDPHE the right to issue additional orders as well as to assess civil and administrative penalties.

                 On July 1, 1996, FMM purchased the 276 acre tract that Landmark had retained. As part of this transaction, FMM undertook to perform certain environmental obligations, including implementing the Order and to indemnify Landmark, and its lender for losses, if any, arising out of certain environmental obligations. As a part of this transaction, the Company executed a guaranty whereby it guaranteed to Landmark and its lender payment and the performance of all these obligations by FMM.

                 FMM has been working with CDPHE to comply with the Order and is now completing an approved Groundwater Characterization Plan to assess the need for cleanup. FMM has not yet developed and the regulatory agencies have not approved a final cleanup plan for the property. FMM has received estimates from contractors for the costs for removing asbestos that range from a low of $750,000 to a high of $3 million. FMM estimates the costs for remediating the remaining conditions at the site range from a low of $150,000 to a high of $2 million. FMM also estimates that equipment remaining on the 276 acres could be sold for up to $2 million if the asbestos can be removed. Remediation expenses to date have been financed with the sale of equipment from the 276 acre tract. The extent and amount of the Company's obligations under such guaranty cannot be determined with any certainty at this time and therefore the Company has not reserved any amount.

         Other Environmental Proceedings

         Environmental laws frequently impose liability on property owners, facility operators and certain other persons, such that in some situations the Company could be liable for cleanup costs resulting from conduct or conditions caused by previous property owners, operators, lessees or other persons not associated with the Company. No assurance can be given that the Company will not be liable for FMM's obligations with respect to the Facility and if liable, no assurances can be given as to whether the Company will be able to meet such financial obligations.

         In addition to its Fruita Operations, the Company operates a fractionator gas plant and petroleum blending facility in Grand Junction, Colorado and a petroleum blending facility in Denver, Colorado. All three facilities have permits issued by the Air Pollution Control Division of CDPHE which limit the amount and nature of materials that may be emitted to the air, the volume and nature of the materials that may be handled at the permitted facilities, and the uses of equipment at the permitted facilities. In the past year, CDPHE found violations at all three facilities ranging from the failure to keep adequate records to the installation and operation of equipment without a permit. The Company has negotiated a settlement of all CDPHE claims concerning these violations. Under the terms of the settlement the Company will pay $35,677 in noncompliance penalties and has paid $14,120 in past due fees. In addition, the Company will offset $102,963 in penalties by implementing a Supplemental Environmental Project ("SEP") at the Fruita Terminal to construct a vapor recovery system for the rail/truck loading process. This SEP is estimated to cost $143,762.

         The Company's business involves the handling and storage of petroleum products and blending components which are characterized as hazardous substances. As can reasonably be expected in such a business, these liquids are occasionally spilled or leaked either by accident or when equipment, such as a valve or storage tank, fails. The Company has historically had spills and or leaks at its facilities and some of these incidents have required remediation and resulted in incurrence of penalties and remediation costs. For example, the Company leased portions of an asphalt roofing plant in Denver, Colorado and used the plant as a petroleum blending facility. Xylene was released onto the premises as a result of a spill at the facility and in remediating this spill and in removing a tank, the Company allegedly accumulated waste in excess of allowable time limits for storage of hazardous waste. In 1995, the CDPHE issued a compliance order requiring remediation of the spilled material and wastes and any concomitant contamination. The Company believes it has complied with the CDPHE Order. The Company believes it has resolved the CDPHE's claims for $112,200 in penalties with an agreement to pay $40,000, and to implement a SEP estimated to cost an additional $40,000. An additional $10,000 in penalties will be held in abeyance pending implementation of the SEP.

         In addition, the Company has acquired and may in the future acquire property that has been adversely affected by the operations of others. For example, the Company acquired a gas station and convenience store at 2526 Broadway in Grand Junction, Colorado. A leaking underground storage tank at this facility had released petroleum products into the ground and groundwater, and the Company is implementing an approved Corrective Action Plan for this facility. The Company estimates that the cost of implementing this plan will be approximately $100,000.

LEGAL PROCEEDINGS

         From time to time the Company is a party to what it believes is routine litigation and proceedings that may be considered as part of the ordinary course of its business. Except as described above, the Company is not aware of any current or pending litigation or proceedings that could have a material adverse effect on the Company's operations, financial condition or cash flow.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The following sets forth certain information with respect to the directors and executive officers of the Company.

                          NAME                             AGE                       POSITION
                          ----                             ---                       --------
Stephen W. Houghton (1)(2)  . . . . . . . . . . . . .      58    Chairman of the Board
Keith R. Holder . . . . . . . . . . . . . . . . . . .      53    Vice-Chairman of the Board, Chief Executive
                                                                 Officer and President
Paul J. Rath  . . . . . . . . . . . . . . . . . . . .      40    Chief Financial Officer, Secretary and
                                                                 Treasurer
Nigel Alexander (1)(2)  . . . . . . . . . . . . . . .      36    Director
Patrick B. Collins (3)  . . . . . . . . . . . . . . .      69    Director
S. Lee Crawley (3)  . . . . . . . . . . . . . . . . .      53    Director
Marvin L. Dimond (3)  . . . . . . . . . . . . . . . .      64    Director
David Horvitz (1) . . . . . . . . . . . . . . . . . .      45    Director
Douglas S. Luke (2) . . . . . . . . . . . . . . . . .      55    Director

------------------
(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) To be elected following completion of the Offering

         Stephen W. Houghton has been a director of the Company since September 1992. He has been the Chairman of the Board of Houghton & Company, Incorporated, an investment banking firm, since 1977. In addition, he has been the President, Chief Executive Officer and director of South American Gold and Copper Company Limited since 1991. Mr. Houghton also serves as a director of CLX Energy, Inc. He received his bachelors in Economics in 1962 from the Wharton School at the University of Pennsylvania.

         Keith R. Holder is the founder of the Company and has been its Chief Executive Officer and President and a director since 1990. Mr. Holder has over 25 years experience in the oil and gas industry, principally in Africa, Europe and North America. In 1981, he joined Charterhall, an oil and gas company in the United Kingdom, and from May 1986 to March 1990 he was responsible for its oil and gas activities worldwide. Prior to 1981, he was a geologist for Union Corporation. He received his degree in Geology in 1969 from the University of London.

         Paul J. Rath has been the Chief Financial Officer, Secretary and Treasurer of the Company since September 1993. From May 1991 to January 1993, he served as the Chief Executive Officer of Adamion, a United Kingdom engineering company, and from 1985 to 1989 he was finance director for Napier Brown Holdings, Ltd., one of the largest distributors of sugar and bulk food products in the United Kingdom. He received his degree in Economics and Finance from Newcastle University in 1978 and is a United Kingdom chartered accountant.

         Nigel Alexander has been a director of the Company since September 1992. Since May 1995, Mr. Alexander has been the Managing Director of Multi-Link Communications, Inc., a voice messaging company, From April 1991 to September 1994, he was Chief Executive Officer of Snow Runner Inc., a ski equipment company. Mr. Alexander is a member of the Chartered Institute of Bankers in the United Kingdom.

         Patrick B. Collins is a retired audit partner of Coopers & Lybrand, L.L.P., where from 1965 to 1991 he serviced many large public companies, including oil and gas producers and companies involved in pipelines and distribution. Since 1991 Mr. Collins has been an independent business consultant specializing in financial and accounting matters. Mr. Collins is a Certified Public Accountant and received his bachelors degree from the University of Houston and attended graduate school at the University of Texas. He is a director of HCC Insurance Holdings, Inc., and TransCoastal Marine Services, Inc.

         S. Lee Crawley was the President and Chief Executive Officer of Flint Engineering & Construction Co., an engineering and construction company serving the oil and gas industry from November 1992 to June 1997. He received a Bachelor's degree from Pittsburgh State University in 1966 and an M.B.A. from Northwestern University in 1977.

         Marvin L. Dimond has been the President and CEO of Switzerland of America, Inc., a company engaged in the recreation tourist business, since 1990. He was the President of Texaco Lubricants Company, North America, a division of Texaco Refinery and Marketing Company from 1988 to 1990 and prior to 1988 he served as General Manager of various Texaco companies. Mr. Dimond is also a director of Process Dynamics, Inc., a start-up technology company, specializing in petroleum processing.

         David Horvitz has been a director of the Company since September 1992. He has been a principal and Vice President of WLD Enterprises, Inc., a management company, since 1990. He received his Bachelor's degree from Kenyon College in 1974 and his law degree from the University of Florida in 1977.

         Douglas S. Luke has been a director of the Company since September 1992. He has been the President and Chief Executive Officer of WLD Enterprises, Inc. since February 1992. Mr. Luke is also a director of Westvaco Corporation, Regency Realty Corporation and Orbital Sciences Corporation. He received a Bachelor's degree from the University of Virginia in 1964 and went on to receive his M.B.A. from the Darden School in 1966.

BOARD OF DIRECTORS

         The Company has three classes of directors, which are elected for staggered terms of three years. The initial terms of each class expire at the annual meeting of stockholders in 1998 (Class I), 1999 (Class II) 2000 (Class
III), respectively. Messrs. Collins, Crawley and Dimond will be Class I directors, Messrs. Alexander, Horvitz and Luke are Class II directors and Messrs. Holder and Houghton are Class III directors. Each director holds office until his successor is duly elected and qualified or until his resignation or removal, if earlier.

         The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee is responsible for recommending to the Board of Directors the engagement of the independent auditors of the Company and reviewing with the independent auditors the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent auditors. The members of the Audit Committee are Messrs. Alexander, Horvitz and Houghton.

         The Compensation Committee will be responsible for reviewing and approving all compensation arrangements for officers of the Company, and will also be responsible for administering the Stock Option Plans. The members of the Compensation Committee are Messrs. Alexander, Houghton and Luke.

         The Nevada General Corporation Law provides that a Company may indemnify its directors and officers as to certain liabilities. The Company's Articles of Incorporation and Bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by law, and the Company intends to enter into separate indemnification agreements with each of its directors and officers to effectuate these provisions and to maintain directors and officers liability insurance. The effect of such provisions is to indemnify, to the fullest extent permitted by law, the directors and officers of the Company against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company.

         The Company does not currently pay any director's fees; however, upon the completion of the Offering, the Company will pay each outside director: (i) an annual $10,000 fee, payable one-half in stock and one-half in cash, (ii) $1,000 for each board of directors meeting attended, and (iii) $500 for each committee meeting attended, all such fees and compensation being subject to a cap of $18,000 per year. In addition directors are reimbursed for all travel expenses relating to the attendance of meetings of the Board of Directors or any committee thereof.

         The current members of the Board of Directors were elected pursuant to the terms of a Shareholders Agreement dated September 17, 1992 among The Harbour Settlement, Petroleum Holdings, Ltd. and the Company. Messrs. Holder and Alexander were designated by The Harbour Settlement and Messrs. Horvitz, Luke and Houghton were designated by Petroleum Holdings Ltd. The Shareholders' Agreement will be terminated upon the consummation of the Offering.

EXECUTIVE COMPENSATION

         The following table sets forth certain information concerning compensation paid by the Company to the Chief Executive Officer ("CEO"). There were no other executive officers whose total annual salary and bonus exceeded $100,000 for the last fiscal year.

                           SUMMARY COMPENSATION TABLE


                                                                               LONG-TERM
                                             ANNUAL COMPENSATION              COMPENSATION
                                    -------------------------------------     ------------
                                     FISCAL YEAR                              SECURITIES        ALL OTHER
                                       ENDED                                  UNDERLYING       COMPENSATION
NAME AND PRINCIPAL POSITION         FEBRUARY 28,    SALARY($)    BONUS($)     OPTIONS (#)           ($)
---------------------------         -------------   ---------    --------     ------------         -----
Keith R. Holder, Chief
Executive Officer . . . . . .           1997        97,454          -               -                -

EMPLOYMENT AGREEMENTS

         The Company entered into an employment agreement with Mr. Holder dated September 17, 1992, which provides for a base salary of $75,000 per year, subject to increase by the Board of Directors (the "Base Salary"). Mr. Holder's current Base Salary is $150,000 per year. Mr. Holder also has the right to receive incentive compensation at the discretion of the Board of Directors. The agreement remains in effect until terminated by either the Company or Mr. Holder. If Mr. Holder's employment is terminated by the Company without cause or terminated by Mr. Holder for good reason, he will continue to receive his Base Salary in effect at the time of termination times two, plus a pro rata portion of the bonus Mr. Holder would have earned in the year of termination. Such amounts are payable over 12 months in accordance with the Company's normal payroll procedures and a lump sum at the end of the 12 months for any remaining unpaid amounts. If his employment is terminated by the Company for cause or is terminated by Mr. Holder without good reason, Mr. Holder will not be entitled to any compensation or benefits under his employment agreement. The employment agreement also contains a covenant not to compete with the Company during the term and two years thereafter.

BENEFIT PLANS

   1997 STOCK INCENTIVE PLAN

         The Company's 1997 Stock Incentive Plan (the "1997 Incentive Plan") permits the Company to grant incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards and the grant of stock appreciation rights (collectively, "Awards"). Awards consisting of stock options may not be granted at an exercise price which is less than 100% of the fair market value of the Common Stock on the date of grant and may not be granted for a term in excess of ten years. Subject to adjustment in the event of stock splits and other similar events, awards may be made under the 1997 Incentive Plan for up to 550,000 shares of Common Stock.

         Officers, employees, directors, consultants and advisors of the Company and its subsidiaries will be eligible to receive Awards under the 1997 Incentive Plan. The maximum number of shares with respect to which an Award may be granted to any participant under the 1997 Incentive Plan may not exceed 150,000 shares per calendar year.

         The 1997 Incentive Plan is administered by the Compensation Committee of the Board of Directors. The Committee has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 1997 Incentive Plan and to interpret the provisions of the 1997 Incentive Plan. The Compensation Committee selects the recipients of Awards and determines (i) the number of shares of Common Stock covered by options and the dates upon which such options become exercisable; (ii) the exercise price of options (which may not be less than 100% of fair market value on the date of grant); (iii) the duration of options (which may not exceed ten years); and (iv) the number of shares of Common Stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price. The Board of Directors is required to make appropriate adjustments in connection with the 1997 Incentive Plan and any outstanding Awards to reflect stock dividends, stock splits and certain other events. In the event of a merger, liquidation or other Acquisition Event (as defined in the 1997 Incentive Plan), the Board of Directors is authorized to provide for outstanding Awards to be assumed or substituted for, to accelerate the Awards to make them fully exercisable prior to consummation of the Acquisition Event or to provide for a cash-out of the value of any outstanding options. If any Award expires or is terminated, surrendered, canceled or forfeited, the unused shares of Common Stock covered by such Award will again be available for grant under the 1997 Incentive Plan.

    OTHER STOCK OPTION PLANS

         The Company has previously granted options to purchase shares of Common Stock pursuant to its Stock Option Agreement effective May 1, 1993 (the "1993 Plan"). In connection with the adoption of the Company's 1997 Incentive Stock Option Plan, the Company has terminated the 1993 Plan; however, all stock options granted prior to the effectiveness of the 1997 Incentive Stock Option Plan will remain outstanding in accordance with their terms and the 1993 Plan. The 1997 Incentive Plan and the 1993 Plan are collectively referred to herein as the "Plans."

         As of August 31, 1997, options to purchase an aggregate of 152,027 shares of Common Stock, with a range of exercise prices from $2.43 per share to $5.18 per share, were outstanding under the 1993 Plan.

    EMPLOYEE STOCK PURCHASE PLAN

         The Company has adopted 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") which is intended to allow eligible participating employees an opportunity to purchase shares of Common Stock at a discount. A maximum of 150,000 shares of Common Stock will be available for issuance under the 1997 Purchase Plan. The 1997 Purchase Plan will be administered by the Compensation Committee of the Board of Directors. All employees of the Company, except employees who own five percent or more of the Company's stock, whose customary employment is more than 20 hours per week, are eligible to participate in the 1997 Purchase Plan. To participate in the 1997 Purchase Plan, an employee must authorize the Company to deduct an amount (up to ten percent of a participant's regular pay) from his or her pay during six-month periods commencing on January 1 and July 1 of each year (each a "Payment Period") (except that the first period will commence on the date of this Prospectus and will end on December 31,
1997). The maximum number of shares of Common Stock that an employee may purchase in any Payment Period is determined by applying the formula stated in the 1997 Purchase Plan. The exercise price for the option for each Payment Period is 85% of the average market price of the Company's Common Stock on the last business day of the Payment Period. If an employee is not a participant on the last day of the Payment Period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deductions will be refunded. An employee's rights under the 1997 Purchase Plan terminate upon his or her voluntary withdrawal from the plan at any time or upon termination of employment.

         401(K) PLAN

                 The Company has adopted a 401(k) Retirement Plan (the "401(k) Plan"). Employees are eligible to participate after they have completed one year of service and have attained the age of 21. Employees may contribute to the 401(k) Plan up to 15% of their salary with pre-tax amounts thereof being set by applicable law. The Company may make discretionary matching contributions equal to a percentage of the amount of the salary reduction the employee has elected. Under the 401(k) Plan the employee is 100% vested as to any employee contribution at all times. Should the Company make any matching contribution, they would vest to the employee at a rate of 20% per year of service beginning at the end of the second year of service.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of Common Stock as of October 1, 1997 by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) the Company's directors and executive officers, and (iii) all directors and executive officers of the Company as a group.

                                            NUMBER OF SHARES      PERCENTAGE
                                              BENEFICIALLY          BEFORE        PERCENTAGE AFTER
            NAME AND ADDRESS                   OWNED (1)           OFFERING           OFFERING
            ----------------                  -----------         ----------         ----------

Stephen W. Houghton . . . . . .                 60,473(2)           3.5%                1.8%

Keith R Holder  . . . . . . . .                 13,514(3)             *                   *

Paul J. Rath  . . . . . . . . .                 69,679(4)           4.0%                2.1%

Nigel V. Alexander  . . . . . .                  6,334(5)             *                   *

David Horvitz . . . . . . . . .              1,143,243(6)          64.4%               33.9%

Douglas S. Luke . . . . . . . .                 47,635(7)           2.8%                1.4%

Sandleigh, Ltd. (8) . . . . . .                577,703             34.2%               17.6%

Petroleum Holdings, Ltd. (8)  .              1,190,878(9)          67.0%               35.2%

Directors and executive                      1,340,878(10)         66.1%               37.0%
 officers (6 persons)  . . . .

------------------
 *   Less than 1%
(1) All shares are owned both of record and beneficially unless otherwise specified by footnotes to this table. All amounts set forth above are based solely upon information furnished by such individuals.
(2) Includes 50,676 shares of Common Stock issuable upon exercise of a warrant and stock options owned by Mr. Houghton that are exercisable within 60 days.
(3) Consists of shares of Common Stock issuable upon exercise of warrants owned by Mr. Holder that are exercisable within 60 days. The 577,703 shares of Common Stock owned of record by Sandleigh, Ltd. are beneficially owned by the Harbour Settlement, a trust of which Mr. Holder's children are among the beneficiaries. Mr. Holder disclaims beneficial ownership of these shares.
(4) Consists of shares of Common Stock issuable upon exercise of options owned by Mr. Rath that are exercisable within 60 days.
(5) Consists of shares of Common Stock issuable upon exercise of options owned by Mr. Alexander that are exercisable within 60 days.
(6) Mr. Horvitz may be deemed to share beneficial ownership of the 1,190,878 shares of Common Stock owned by Petroleum Holdings, Ltd., as a result of Mr. Horvitz being the beneficiary of WLD Trust, which owns a 96% limited partnership interest in Petroleum Holdings, Ltd.
(7) Mr. Luke may be deemed to share beneficial ownership of the 1,190,878 shares of Common Stock owned by Petroleum Holdings Ltd., as a result of Mr. Luke owning a 4% limited partnership interest in Petroleum Holdings Limited.
(8) The address of Sandleigh, Ltd. is 7-11 Britannia Place, Bath Street, St. Helier, Jersey Channel Islands and the address of Petroleum Holdings, Ltd. and David Horvitz is Las Olas Centre, 450 East Las Olas Boulevard, Suite 900, Fort Lauderdale, Florida 33301.
(9) Includes 89,189 shares of Common Stock issuable upon exercise of a warrant owned by Petroleum Holdings, Ltd. that is exercisable within 60 days.
(10) Includes 339,189 shares of Common Stock issuable upon exercise of options and warrants that are exercisable within 60 days.

                              CERTAIN TRANSACTIONS


         The Company believes that the terms of each transaction described below was as favorable to the Company as could have been negotiated with an unaffiliated third party. The Board of Directors, however, has adopted a policy requiring all future transactions with a director or officer or other affiliate of the Company (or renewal of prior contracts) to be approved by the vote of a majority of the disinterested directors of the Company.

BSA INVESTMENTS, LLC

         The Company has had the following transactions with BSA Investments, LLC ("BSA"), which is wholly-owned by Keith R. Holder, a shareholder, director and the Chief Executive Officer of the Company, and certain of its subsidiaries, which are described below.

         Recovery Specialists, Inc. In May 1996, Recovery Specialists, Inc. ("RSI"), a wholly-owned subsidiary of BSA, purchased all of the issued and outstanding common stock of Fruita Investments, Inc., Fruita Marketing & Management, Inc. and Mesa Environmental, Inc., each wholly-owned subsidiaries of the Company, in exchange for the forgiveness of intercompany debt owed by a subsidiary of the Company to RSI in the amount of $187,150, $74,141 and $93,925, respectively.

         Landmark Refinery/Guaranty Agreement. Subsequent to the purchase of FMM by RSI in July 1996, FMM purchased the Landmark Refinery. In connection with the acquisition, the Company executed Guaranty Agreements in favor of Landmark and the Chase Manhattan Bank ("Chase"), whereby it guaranteed certain obligations of FMM under an Agreement of Purchase and Sale dated July 1, 1996 between FMM, Landmark and Chase. See "Business--Environmental Compliance -- Landmark Refinery."

         Mesa Environmental. The Company pays Mesa Environmental $5,000 per month as a retainer for environmental services. In addition, the Company pays Mesa Environmental an hourly rate and out of pocket expenses for work performed on behalf of the Company. During Fiscal 1997 the Company made payments to Mesa Environmental totaling approximately $506,000.

         Promissory Note. In October 1994, the Company acquired certain assets from Triton Fuel Group, Inc. ("Triton") and issued a promissory note in the principal amount of approximately $907,000 in favor of Triton. Triton, including the promissory note, was subsequently purchased by RSI, which was subsequently purchased by BSA in May 1996. Payments on the promissory note were $20,000 per month and it was paid in full in October 1997.

         Sublease/Lease. The Company subleases property in Salt Lake City, Utah from Triton for a monthly rent of $28,500.

         Rio Vista. In June 1997, BSA entered into an Asset Purchase Agreement (the "Rio Vista Purchase Agreement") to purchase certain gasoline retail sites (the "Rio Vista Stores") from certain individuals. On July 1, 1997, BSA entered into an operating agreement with Rio Vista and certain other entities (the "Operating Agreement"), whereby BSA would operate the convenience stores until the closing of the Rio Vista Purchase Agreement. BSA assigned all of its rights, title and interests under the Operating Agreement to the Company, pursuant to which the Company has paid $8,500 per month to Rio Vista to operate certain gasoline retail sites. The Operating Agreement entitled the Company to operate the stores for its own account. The Operating Agreement terminated on September 30, 1997, but the Company has continued to operate the Rio Vista stores on a month to month basis pursuant to its terms. At such time as BSA has purchased all or a part of the Rio Vista stores, the Company will have the option but not the obligation to purchase such stores, or any portion thereof, at no greater than cost from BSA, for a period of 12 months from the purchase by BSA.

PETROLEUM HOLDINGS, LTD.

         Petroleum Holding, Ltd., ("PHL") is a shareholder of the Company. The limited partners of PHL are the WLD Trust, a testamentary trust of which David Horvitz, a director of the Company, is a beneficiary, and Douglas Luke, a director of the Company. PHL and its affiliates have several relationships with the Company which are set forth below.

         WLD Guaranty. In March 1997, in connection with the Diamond Shamrock Acquisition, the WLD Trust executed a Guaranty (the "WLD Guaranty") in favor of Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), whereby it guaranteed the obligations of the Company pursuant to the Subordinated Debt. In connection with the WLD Guaranty, the Company entered into (i) an indemnification agreement with the WLD Trust (the "Indemnification Agreement"), whereby it agreed to indemnify the WLD Trust for any obligations incurred under the WLD Guaranty, and (ii) an Assignment and Security Agreement (the "Assignment and Security Agreement") to secure the obligations of the Company under the Indemnification Agreement. In consideration for executing the WLD Guaranty, the Company issued the WLD Trust a warrant to purchase 89,189 shares of Common Stock. The warrant is exercisable at any time prior to March 12, 2007 and has an exercise price of $5.18 per share. In April 1997 in connection with the acquisition of Moffitt, the Company amended and restated the Assignment and Security Agreement and the Indemnification Agreement to reflect the acquisition. The Morgan Guaranty, the Indemnification Agreement and the Assignment and Security Agreement will terminate upon the repayment of the Subordinated Debt which will occur upon the consummation of the Offering.

         Management and Consulting Agreement. The Company and PHL are parties to a Consulting and Management Agreement, pursuant to which $222,288 and $172,000 were paid to PHL during the fiscal years ended February 28, 1997 and February 29, 1996, respectively. The Consulting and Management Agreement will be terminated upon the consummation of the Offering.

OTHER TRANSACTIONS

         Keith R. Holder, a shareholder, director and the Chief Executive Officer of the Company has guaranteed approximately $500,000 in trade payables to one of the Company's suppliers, which guarantee expires December 31, 1997. Mr. Holder has also guaranteed $300,000 of the Credit Facility, which expires October 8, 1998. In consideration of these guarantees, in March 1997, the Company issued Mr. Holder a Warrant to purchase 13,514 shares of Common Stock, which is exercisable at any time prior to March 12, 2007 at an exercise price of $5.18 per share.

         Until October 13, 1997, Stephen W. Houghton, Chairman of the Board of the Company, served as non-executive chairman of the Company and for such services Houghton & Company was paid a consulting fee of $4,000 per month. In total, Houghton & Company received $30,600 in consulting fees during Fiscal 1997. In addition, in March 1997, Mr. Houghton was issued a warrant to purchase 16,892 shares of Common Stock, which is exercisable at any time prior to March 12, 2007 at an exercise price of $5.18 per share. The consulting arrangement with Houghton & Company was terminated upon Mr. Houghton's election as Chairman of the Company on October 13, 1997.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL
         The Company's authorized capital stock consists of 70,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value. Prior to the Offering, there were 1,689,189 shares of Common Stock outstanding which were held of record by three stockholders, and 20,000 shares of Preferred Stock outstanding. Upon consummation of the Offering, 3,289,189 shares of Common Stock and no shares of Preferred Stock will be issued and outstanding. The following summary of the terms and provisions of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part, and applicable law.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors.

         Subject to the rights of any then outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in the Offering when payment is received therefor will be, fully paid and nonassessable.

PREFERRED STOCK

         The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Articles of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any shares of Preferred Stock of any class or series.

         One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both; may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION, BYLAWS AND NEVADA LAW

         Classified Board of Directors. The Articles of Incorporation of the Company provide for the Board of Directors to be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms so that directors' initial terms will expire either at the 1998, 1999 or 2000 annual meeting of the stockholders. Starting with the 1998 annual meeting of the stockholders, one class of directors will be elected each year for a three- year term.

         The Company believes that a classified board of directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies as determined by the Board of Directors, since a majority of the directors at any given time will have had prior experience as directors of the Company. The Company believes that this, in turn, will permit the Board of Directors to more effectively represent the interest of stockholders. With a classified board of directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the Board of Directors. As a result, a provision relating to a classified Board of Directors may discourage proxy contests for the election of directors or purchases of a substantial block of the Common Stock because its provisions could operate to prevent obtaining control of the Board of Directors in a relatively short period of time. The classification provision could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company. Under the Nevada General Corporation Law (the "NGCL"), any individual director or the Board of Directors may be removed from office at any time by the stockholders of the corporation only for cause.

         Mergers and Other Business Combinations. The Company's Articles of Incorporation provide that the Company may not dispose of all or substantially all of the assets of the Company to, or merge or consolidate with any person, entity or "group" (as defined in Rule 13d-5 under the Securities Act), which is or has publicly disclosed a plan or intention to become the beneficial owner of not less than 10% of the Common Stock (a "Related Person") without the approval of the holders of 80% of the Common Stock. The 80% voting requirement is not applicable if the proposed transaction is (i) approved by a vote of not less than a majority of the directors of the Company who are neither affiliated nor associated with the Related Person or (ii) in the case of a transaction where the holders of Common Stock are entitled to receive cash, or the fair market value of the property, securities or other consideration to be received per share in the transaction is, at least equal in value to the higher of (a) the highest price per share paid by the Related Person for a share of Common Stock over the last two years or (b) the fair market value per share of Common Stock on the date the transaction is first publicly announced.

         Advance Notice Provisions for Stockholder Nominations of Directors and Stockholder Proposals. The Bylaws of the Company establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors (the "Nomination Procedure") and with regard to other matters to be brought by stockholders before an annual meeting of stockholders of the Company (the "Business Procedure").

         The Nomination Procedure requires that a stockholder give prior written notice, in proper form, of a planned nomination for the Board of Directors to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Bylaws of the Company. If the Chairman of the Board of Directors determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

         Under the Business Procedure, a stockholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Bylaws. If the Chairman of the Board of Directors determines that the other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at such meeting.

         Although the Bylaws of the Company do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or of any business desired by stockholders to be conducted at an annual meeting, the Bylaws of the Company (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholder.

    Other Provisions

         The affirmative vote of the holders of a majority of the voting power of all then outstanding shares of the Company is required for most matters to be considered by the stockholders. The Articles of Incorporation of the Company, however, require the affirmative vote of the holders of 80% of the voting power of all of the then outstanding shares of voting shares of the Company entitled to vote to" (a) remove an individual director or the Board of Directors from office for cause; (b) approve or authorize certain business transactions with affiliates or related persons; (c) alter, amend or repeal provisions of the Articles of Incorporation relating to the number and classification of directors, the indemnification of directors and the matters set forth in clauses (a) and (b) above; and (d) alter, amend or repeal provisions of the Bylaws of the Company relating to special meetings of shareholders, shareholder proposals at annual meetings, actions without meetings, number, term and powers of directors, vacancies of the Board of Directors, resignation and removal of directors, indemnification of officers, directors, employees and agents, and amendment of the Bylaws. The affirmative vote of at least 66 K% of the voting power of all of the then outstanding shares of voting shares of the Company entitled to vote is required to alter, amend or repeal any other provisions of the Bylaws.

NEVADA ANTI-TAKEOVER STATUTES

         The Company is subject to the provisions of Sections 78.411 through
78.444 of the NGCL. In general, this statute prohibits a publicly-held Nevada corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes and interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, directly or indirectly, owns (or within the prior three years did own) 10% or more of the corporation's voting stock.

         Nevada has also adopted a "control shares" statute which limits the acquisition of a "controlling interest" in the corporation, as defined in the statute. This statute is designed to prevent an "acquiring person" from gaining voting control of the corporation without the approval of the corporation's stockholders. It provides that an acquiring person obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders. Nevada's control shares statute applies to any issuing corporation which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. The Company did not meet this requirement prior to this Offering.

LIMITATION ON DIRECTORS' LIABILITIES

         The Company's Articles of Incorporation limit, to the maximum extent permitted by Section 78.751 of the NGCL, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers (other than liabilities arising from acts or omissions which involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of Nevada General Corporation Law). The Articles of Incorporation provide further that the Company shall indemnify to the fullest extent permitted by Nevada General Corporation Law any person made a party to an action or proceeding by reason of the fact such person was a director, officer, employee or agent of the Company. Subject to the Company's Articles of Incorporation, the Bylaws provide that the Company shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his being an officer or director of the Company except where such director or officer is finally adjudged to have been derelict in the performance of his duties as such director or officer. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the Common Stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

         Upon consummation of the Offering approximately 3,289,189 shares of Common Stock will be outstanding. The 1.6 million shares of Common Stock sold in the Offering will be registered under the Securities Act and will be freely tradable without restriction or further registration under the Securities Act, except for certain manner of sale, volume limitations and other restrictions with respect to any shares purchased in the Offering by an affiliate of the Company (a "Company Affiliate"), which will be subject to the resale limitations of Rule 144 (not including the holding period requirement). Under Rule 144 a person is an affiliate of an entity if such person directly or indirectly controls or is controlled by or is under common control with such entity and may include certain officers and directors principal shareholders and certain other shareholders with special relationships. This Prospectus, however, may not be used in connection with any resale of shares of Common Stock acquired in the Offering by Company Affiliates.

         In general, under Rule 144, as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of Common Stock are aggregated), including persons who may be deemed Company Affiliates, would be entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of (i) one percent of the then-outstanding shares of Common Stock (i.e., approximately 32,892 shares immediately after consummation of the Offering) or (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the commission. Sales under Rule 144 are also subject to certain provisions as to the manner of sale (which provision is proposed to be eliminated), notice requirements and the availability of current public information about the Company. In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from the Company or the date they were acquired from a Company Affiliate, a shareholder who is not a Company Affiliate at the time of sale and who has not been a Company Affiliate for at least three months prior to the sale would be entitled to sell shares of Common Stock in the public market immediately with compliance with the foregoing requirements under Rule 144. Rule 144 does not required the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

         The Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock reserved or to be available for issuance pursuant to the 1997 Incentive Plan. Shares of Common Stock issued pursuant to such plan generally will be available for sale in the open market by holders who are not Company Affiliates and subject to the volume and other limitations of Rule 144, by holders who are Company Affiliates.

         The officers and directors of the Company have agreed that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, any options for the sale of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representative. See "Underwriting."

         Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made of the effect, if any, that sales of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Following the Offering, sales of substantial amounts of Common Stock in the public market or otherwise, or the perception that such sales could occur, could adversely effect the prevailing market price for the Common Stock.

                                  UNDERWRITING

         The underwriters named below (the "Underwriters"), for whom Gaines, Berland Inc. is acting as representative (the "Representative"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names:


                    UNDERWRITER                                NUMBER OF SHARES
                    -----------                                ----------------
         Gaines, Berland Inc...................................




                                                                       ---------
                    Total                                              1,600,000
                                                                       =========

         The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other considerations. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

         The Underwriters, through the Representative, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $____ per share; and that such dealers may reallow a concession of $____ per share to other dealers. After the initial public offering of the Common Stock, the offering price and other selling terms may be changed by the Underwriters.

         The Company has granted to the Underwriters a 30-day over-allotment option to purchase up to 240,000 additional shares of Common Stock, exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the table above bears to the 1.6 million shares of Common Stock offered by the Company hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

         The Company and the officers and directors of the Company have agreed that they will not sell or dispose of any shares of Common Stock of the Company for a period of 180 days after the later of the date on which the Registration Statement is declared effective by the Commission or the first date on which the shares are bona fide offered to the public, without the prior written consent of Gaines, Berland Inc.

         In connection with the Offering made hereby, the Company has agreed to sell to the Representative, for nominal consideration, the Representative's Warrant to purchase from the Company up to 120,000 shares of Common Stock. The Representative's Warrant is exercisable, in whole or in part, at an exercise price equal to 120% of the price to public at any time during the one year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. The Representative's Warrant contains provisions providing for the adjustment of the exercise price and the type and number of securities issuable upon exercise of the Representative's Warrant should one or more of specified events occur. The Representative's Warrant grants to the holders thereof demand and piggyback registration rights for the securities issuable upon the exercise of the

Representative's Warrant. The Representative's Warrant may not be sold, transferred, assigned, pledged or hypothecated until one year after the effective date of the Offering, except as provided in Rule 2710(c)(7)(A) of the NASD Conduct Rules.

         The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof. The Company has agreed to pay the Representative a non-accountable expense allowance equal to the lesser of 1% of the gross proceeds derived from the sale of the Common Stock offered by the Company hereby or $150,000.

         Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined through negotiations among the Company and the Representative. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future net sales of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to, the Company. The initial public offering price set forth on the cover page of this Prospectus is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

         In connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters may also create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 240,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Gaines, Berland Inc., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to the Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the Common Stock at a level above that which may otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Morrison & Foerster LLP, Denver, Colorado. Certain legal matters will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

         The consolidated balance sheets of Triumph Fuels Corporation (formerly Portfield Investments, Inc.) as of February 28, 1997 and February 29, 1996 and the consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 28, 1997, included in this Prospectus, have been included herein in reliance on the report of Coopers and Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

         The balance sheets of Moffitt Oil Company, Inc. as of April 11, 1997 and December 31, 1996 and 1995 and the statements of operations, stockholder's equity and cash flows for the period from January 1, 1997 to April 11, 1997 and the years ended December 31, 1996 and 1995, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

         The combined balance sheets of Winnco, Inc. and W.W. Transports, Inc. as of June 30, 1997 and December 31, 1996 and 1995 and the combined statements of income, shareholders' equity and cash flows for the six months ended June 30, 1997 and for each of the three years in the period ended December 31, 1996, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

         The combined statements of sales, cost of sales and direct operating expenses of the Colorado Stores formerly owned by Ultramar Diamond Shamrock Corporation for the period from January 1, 1997 to March 13, 1997, and for each of the three years in the period ended December 31, 1996, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a registration Statement on Form S-1 with respect to the Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which such reference is hereby made. Copies of the Registration Statement, including the exhibits and schedules thereto, may be examined without charge at the Public Reference Section of the Commission, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and the Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. Copies of all or a portion of the Registration Statement can be obtained from the Public Reference Section of the Commission upon payment of prescribed fees.

         As a result of the Offering, the Company will become subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file periodic reports, proxy statements and other information with the Commission.

  The Company intends to furnish its stockholders with annual reports containing audited financial statements examined by its independent public accountants and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS



TRIUMPH FUELS CORPORATION (FORMERLY PORTFIELD INVESTMENTS, INC.):                             PAGE
                                                                                              -----
   Report of Independent Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . .      F-2
   Consolidated Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      F-3
   Consolidated Statements of Operations  . . . . . . . . . . . . . . . . . . . . . . . .      F-4
   Consolidated Statements of Shareholders' Equity  . . . . . . . . . . . . . . . . . . .      F-5
   Consolidated Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . .      F-6
   Notes to Consolidated Financial Statements   . . . . . . . . . . . . . . . . . . . . .      F-7

COLORADO STORES:
   Report of Independent Public Accountants . . . . . . . . . . . . . . . . . . . . . . .      F-25
   Combined Statements of Sales, Cost of Sales and Direct Operating
    Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      F-26
   Notes to Statements of Sales, Cost of Sales and Direct Operating Expenses  . . . . . .      F-27

MOFFITT OIL COMPANY, INC.:
   Report of Independent Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . .      F-29
   Balance Sheets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      F-30
   Statements of Operations   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      F-32
   Statements of Stockholder's Equity   . . . . . . . . . . . . . . . . . . . . . . . . .      F-33
   Statements of Cash Flows   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      F-34
   Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      F-35

WINNCO, INC. AND W.W. TRANSPORTS, INC.:
   Report of Independent Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . .      F-43
   Combined Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      F-44
   Combined Statements of Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      F-45
   Combined Statements of Shareholders' Equity  . . . . . . . . . . . . . . . . . . . . .      F-46
   Combined Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . .      F-47
   Notes to Combined Financial Statements   . . . . . . . . . . . . . . . . . . . . . . .      F-48

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of
Triumph Fuels Corporation:

We have audited the accompanying consolidated balance sheets of Triumph Fuels Corporation (formerly Portfield Investments, Inc.) as of February 28, 1997 and February 29, 1996, and the related consolidated statements of operations and cash flows for the years ended February 28, 1997, February 29, 1996 and February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Triumph Fuels Corporation (formerly Portfield Investments, Inc.) as of February 28, 1997 and February 29, 1996, and the consolidated results of its operations and its cash flows for the years ended February 28, 1997, February 29, 1996 and February 28, 1995, in conformity with generally accepted accounting principles.


/s/  COOPERS & LYBRAND L.L.P.
     -----------------------------
     COOPERS & LYBRAND L.L.P.


Denver, Colorado
May 12, 1997, except for Note 14, as to
    which the date is November 3, 1997.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
                           CONSOLIDATED BALANCE SHEETS
  as of August 31, 1997 (Unaudited) and February 28, 1997 and February 29, 1996

                                     -------

                                                                 Pro Forma
                                                               Shareholders'
                                                                  Equity
                                                                August 31,
                                                                   1997              August 31,     February 28,    February 29,
                                                                 (Note 13)              1997            1997           1996
                                                              ----------------      -------------  -------------  --------------
ASSETS                                                         (Unaudited)           (Unaudited)
Current assets:
         Cash                                                                       $     2,590      $   207,376      $        --
         Accounts receivable - trade, net of allowance                               17,237,323        7,192,319        7,605,808
         Other receivables                                                            2,031,338        1,281,740          781,497
         Inventories                                                                  4,058,516        3,260,969        3,371,485
         Other current assets                                                         1,237,548          512,557          389,242
         Income taxes receivable                                                        154,410           51,974           56,843
         Deferred tax asset                                                             101,260           88,340           16,438
                                                                                    -----------      -----------      -----------
              Total current assets                                                   24,822,985       12,595,275       12,221,313
                                                                                    -----------      -----------      -----------

Property, plant and equipment, net                                                   16,282,948        7,874,571        7,970,973
Purchased distribution agreements, net                                               15,789,899          400,388          433,732
Noncompete agreements, net                                                            3,150,225               --               --
Other assets                                                                          2,708,585        1,112,320          621,353
                                                                                    -----------      -----------      -----------

                                                                                    $62,754,642      $21,982,554      $21,247,371
                                                                                    ===========      ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
         Current portion of long-term debt                                          $ 6,552,298      $   418,832      $   482,896
         Accounts payable - trade                                                    12,423,191        7,349,589        7,595,258
         Accrued expenses                                                             6,777,018        1,220,829        1,230,031
         Book overdrafts                                                                940,000        1,245,007          374,510
                                                                                    -----------      -----------      -----------
              Total current liabilities                                              26,692,507       10,234,257        9,682,695
                                                                                    -----------      -----------      -----------
Long-term liabilities:
         Long-term debt, net of current portion                                      26,849,122        6,391,129        6,443,524
         Other liabilities                                                                   --          225,000          488,888
         Deferred income taxes                                                        4,694,466          573,646          491,824
                                                                                    -----------      -----------      -----------
              Total long-term liabilities                                            31,543,588        7,189,775        7,424,236
                                                                                    -----------      -----------      -----------
Commitments and contingencies (Notes 7 and 9)
Shareholders' equity:
         Preferred stock; Series A convertible, $100
              par value; authorized, issued and outstanding
              20,000 shares                                                           2,000,000        2,000,000        2,000,000
         Common stock, no par value; authorized
              5,980,000 shares; issued and outstanding
              2,000,000 shares (pro forma 5,000,000
              shares at $.001 par value)                           $     5,000          272,940           50,000           50,000
         Additional paid-in capital                                  2,267,940               --               --               --
         Retained earnings                                           2,262,423        2,245,607        2,508,522        2,090,440
                                                                   -----------      -----------      -----------      -----------

              Total shareholders' equity                           $ 4,535,363        4,518,547        4,558,522        4,140,440
                                                                   ===========      -----------      -----------      -----------
                                                                                    $62,754,642      $21,982,554      $21,247,371
                                                                                    ===========      ===========      ===========

        The accompanying notes are an integral part of these consolidated financial statements.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
        for the six months ended August 31, 1997 and 1996 (Unaudited) and for the years ended February 28, 1997, February 29, 1996 and February 28, 1995

                                     -------

                                                    August 31,
                                        -----------------------------------      February 28,       February 29,     February 28,
                                            1997                 1996                1997              1996              1995
                                        --------------       --------------     --------------     --------------    -------------
                                                   (Unaudited)
Net sales                                $  103,707,838       $ 71,145,182       $ 135,464,475       $ 102,126,045    $ 93,638,967
Cost of sales                                93,442,036         64,440,558         123,821,211          93,143,693      86,604,082
                                         --------------       ------------       -------------       -------------    ------------

Gross profit                                 10,265,802          6,704,624          11,643,264           8,982,352       7,034,885

Selling, general and
   administrative expenses                    7,936,369          4,433,593           9,359,237           7,433,570       5,395,988
Depreciation and amortization                 1,448,372            443,981             871,482             694,085         457,026
                                         --------------       ------------       -------------       -------------    ------------
Operating income                                881,061          1,827,050           1,412,545             854,697       1,181,871
                                         --------------       ------------       -------------       -------------    ------------

Other nonoperating income (expense):
Interest expense                             (1,389,482)          (429,570)           (900,990)           (619,723)       (147,112)
Interest income                                  42,205              8,591              27,369               8,355          48,169
Gain (loss) on sale of assets                        --              4,277              (2,094)             (7,799)         21,438
Other                                            48,891             49,498             137,878              65,708         (55,116)
                                         --------------       ------------       -------------       -------------    ------------
                                             (1,298,386)          (367,204)           (737,837)           (553,459)       (132,621)
                                         --------------       ------------       -------------       -------------    ------------

Income (loss) before
     income taxes                              (417,325)         1,459,846             674,708             301,238       1,049,250

Income tax (expense) benefit                    154,410           (569,339)           (256,626)            (44,297)       (387,403)
                                         --------------       ------------       -------------       -------------    ------------
Net income (loss)                        $     (262,915)      $    890,507       $     418,082       $     256,941    $    661,847
                                         ==============       ============       =============       =============    ============
Net income (loss) per share
   adjusted to reflect conversion
   of preferred stock (Note 13)          $        (0.14)                         $        0.22
                                         ==============                          =============
Weighted average
  common shares outstanding                   1,903,414                              1,903,414
                                         ==============                          =============

        The accompanying notes are an integral part of these consolidated financial statements.

                          TRIUMPH FUELS CORPORATION
                    (FORMERLY PORTFIELD INVESTMENTS, INC.)
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   for the six months ended August 31, 1997
                        (Unaudited) and for the years
       ended February 28, 1997, February 29, 1996 and February 28, 1995

                                   -------

                                                Preferred Stock               Common Stock
                                           ------------------------   ---------------------------      Retained
                                             Shares       Amount         Shares         Amount         Earnings
                                           ---------   ------------   ------------   ------------    ------------
February 28, 1994                            20,000    $  2,000,000      2,000,000   $     50,000    $  1,171,652

   Net income                                    --              --             --             --         661,847
                                             ------    ------------   ------------   ------------    ------------
February 28, 1995                            20,000       2,000,000      2,000,000         50,000       1,833,499

   Net income                                    --              --             --             --         256,941
                                             ------    ------------   ------------   ------------    ------------
February 29, 1996                            20,000       2,000,000      2,000,000         50,000       2,090,440

   Net income                                    --              --             --             --         418,082
                                             ------    ------------   ------------   ------------    ------------
February 28, 1997                            20,000       2,000,000      2,000,000         50,000       2,508,522

   Net loss (unaudited)                          --              --             --             --        (262,915)
                                             ------    ------------   ------------   ------------    ------------
August 31, 1997 (unaudited)                  20,000    $  2,000,000      2,000,000   $     50,000    $  2,245,607
                                             ======    ============   ============   ============    ============



        The accompanying notes are an integral part of these consolidated financial statements.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  for the six months ended August 31, 1997 and
              1996 (Unaudited) and for the years ended February 28,
                  1997, February 29, 1996 and February 28, 1995

                                     -------

                                                                 August 31,
                                                         ----------------------------   February 28,   February 29,    February 28,
                                                            1997            1996            1997           1996            1995
                                                         ------------   -------------  ------------------------------ -------------
                                                                 (Unaudited)
Cash flows from operating activities:
   Net income (loss)                                   $  (262,915)    $     890,507   $    418,082    $    256,941   $     661,847
   Adjustments to reconcile net income to net cash
       (used in) provided by operating activities:
     Depreciation and amortization                       1,448,372           443,981        871,484         668,149         457,026
     Loss (gain) on sale of assets                              --            (4,277)         2,094           7,799          10,304
     Deferred income tax provision                        (179,966)         (143,472)         9,920         143,472         114,303
     Common stock issued for services                       82,360                --             --              --              --
     Changes in assets and liabilities (net of
           effects of acquisitions):
       (Increase) decrease in accounts receivable
           trade, net                                    (3,450,901)      (2,050,299)       278,358      (1,940,012)      1,122,051
       (Increase) in other receivables                     (402,771)        (260,431)      (500,243)       (781,497)             --
       (Increase) decrease in inventories                  (295,809)        (436,967)       110,516        (975,392)       (516,784)
       (Increase) decrease in other current assets         (629,189)        (586,303)      (123,315)       (231,111)         13,888
       (Increase) decrease in income taxes receivable      (102,436)          56,843          4,869         (56,843)             --
       (Increase) in other assets                          (889,428)        (166,090)      (503,966)        (92,937)       (197,322)
       (Decrease) increase in other liabilities            (225,000)        (263,888)      (263,888)        251,235              --
       (Decrease) increase in accounts payable and
           accrued expenses                               3,702,975        2,242,907       (629,441)      1,628,194      (1,156,817)
                                                        ------------   -------------   ------------    ------------   -------------
Net cash (used in) provided by operating activities      (1,204,708)        (277,489)      (325,530)     (1,122,002)        508,496
                                                        ------------   -------------   ------------    ------------   -------------
Cash flows from investing activities:
   Payments for acquisition of assets, net of cash
     acquired                                            (21,994,730)       (145,057)    (1,120,803)     (4,136,464)       (933,742)
   Decrease in restricted certificates of deposit                 --              --             --              --         550,000
   Proceeds from sale of assets                                   --           4,273        196,916         679,069           7,883
   Investment in common and preferred stock                       --              --             --              --        (187,150)
                                                        ------------   -------------   ------------    ------------   -------------
Net cash used in investing activities                    (21,994,730)       (140,784)      (923,887)     (3,457,395)       (563,009)
                                                        ------------   -------------   ------------    ------------   -------------
Cash flows from financing activities:
   Net borrowings under revolving credit agreement         6,418,855         871,137        842,617       4,540,023         112,707
   Proceeds from borrowings on long-term debt             17,487,441              --             --              --              --
   Repayments on long-term debt                             (606,637)        (69,959)      (630,891)       (335,136)     (1,225,305)
   Effect of cash overdraft                                 (305,007)       (374,510)     1,245,067         374,510         595,872
                                                        ------------   -------------   ------------    ------------   -------------
Net cash provided by (used in) financing activities       22,994,652         426,668      1,456,793       4,579,397        (516,726)
                                                        ------------   -------------   ------------    ------------   -------------
Net increase (decrease) in cash                             (204,786)          8,395        207,376              --        (571,239)
Cash and cash equivalents, beginning of period               207,376              --             --              --         571,239
                                                        ------------   -------------   ------------    ------------   -------------
Cash and cash equivalents, end of period                $      2,590   $       8,395   $    207,376    $         --   $          --
                                                        ============   =============   ============    ============   =============

Supplemental disclosure of cash flow information:
   Interest paid                                                                       $    817,509    $    390,200   $     147,112
                                                                                       ============    ============   =============
   Income taxes paid                                                                   $    233,000    $     16,765   $     322,400
                                                                                       ============    ============   =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                     -------

1.   Summary of Significant Accounting Policies:

     General:

        Triumph Fuels Corporation, formerly Portfield Investments, Inc. (the "Company"), through its wholly owned subsidiaries, Wescourt Group, Inc. and Wescourt Distributing, Inc. (collectively "Wescourt"), is engaged in the wholesale distribution and marketing of refined petroleum products, including gasoline, diesel fuel and lubricants, to a wide variety of customers including retail gasoline stations and commercial businesses such as construction, manufacturing, mining and marine, road and rail transportation companies located in Utah, Texas and Colorado. The Company also owns and operates convenience stores located in Utah and Colorado.

        The accompanying consolidated financial statements include the accounts of Triumph Fuels Corporation, Wescourt Group, Inc. and its subsidiaries and Wescourt Distributing, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents:

        Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less. At August 31, 1997, February 28, 1997 and February 29, 1996, the Company had book overdrafts of $940,000, $1,245,067 and $374,510, respectively, which are classified as liabilities.

     Inventories:

        Inventories, which are composed primarily of natural gas liquids, petroleum products and convenience store merchandise held for resale, are stated at the lower of average cost or market.

     Property, Plant and Equipment:

        Plant, machinery and equipment are stated at cost. The Company depreciates plant, machinery and equipment over the estimated useful lives of 5 to 15 years using the straight-line method. The cost of normal maintenance and repairs is charged to expense as incurred, while significant betterments are capitalized. When plant, machinery and equipment are retired or otherwise disposed of, the net book value is removed from the asset and related accumulated depreciation accounts. Gains or losses on dispositions are recognized in the year of disposition.

     Purchased Distribution Agreements:

        Purchased distribution agreements represent contracts for distribution of fuels with oil companies acquired in the Company's acquisitions. The agreements are amortized over their estimated useful lives of 15 years. Accumulated amortization at August 31, 1997, February 28, 1997, and February 29, 1996 was $453,526, $99,720, and $66,376, respectively.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                     -------

1.   Summary of Significant Accounting Policies, continued:

     Noncompete Agreements:

        In connection with various acquisitions, the Company has entered into noncompete agreements. The agreements are amortized over their term of five years. Accumulated amortization at August 31, 1997, February 28, 1997, and February 29, 1996 was $263,625, $-0-, and $-0-, respectively.

     Income Taxes:

        The Company files a consolidated tax return. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities using tax rates which will be in effect when these differences are expected to reverse. If appropriate, deferred tax assets are reduced by a valuation allowance which reflects expectations of the extent to which such assets will be realized.

     Net Income (Loss) Per Share:

        Net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted average shares of common stock and common stock equivalents outstanding. Pursuant to the rules of the Securities and Exchange Commission, common stock equivalents related to common stock, preferred stock, stock options and warrants issued within the last year have been included as if they were outstanding for all periods presented.

        Historical income (loss) per share is as follows (does not reflect the assumed 2.96-for-1 reverse stock split described in Note 13):

                                     Six Months Ended                                 Years Ended
                            ----------------------------------      ------------------------------------------------
                                August 31,         August 31,        February 28,     February 29,      February 28,
                                 1997                1996                1997             1996             1995
                            ---------------   ----------------      --------------   -------------    --------------
                                      (Unaudited)
Net income (loss) per share $     (0.07)         $       0.16        $        0.08   $        0.05    $        0.12
                            ===========          ============        =============   =============    =============
Weighted average
         common shares
         outstanding          5,744,920             5,399,733            5,399,733       5,476,941        5,334,400
                            ===========          ============        =============   =============    =============

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                     -------

1.   Summary of Significant Accounting Policies, continued:

     Environmental Remediation Costs:

        Environmental remediation costs are accrued when estimated future expenditures are probable and reasonably estimable. The estimated future expenditures are not discounted to present value. Recoveries of remediation costs from other parties, if any, are reported as receivables when their receipt is deemed probable.

     Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Unaudited Financial Information:

        In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the consolidated financial position of the Company as of August 31, 1997 and the consolidated results of operations and cash flows for the six months ended August 31, 1996 and 1997. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. Information in these financial statements subsequent to May 12, 1997 is unaudited.

2.   Acquisitions:

     On October 1, 1994, Wescourt acquired certain wholesale distribution assets from Simpson Oil Company by issuing a promissory note for $115,721 and forgiving receivables totaling $101,900.

     On October 1, 1994, Wescourt acquired certain Utah-based wholesale distribution and convenience store assets from Recovery Specialists, Inc. for cash payments of $110,974, plus the assumption of liabilities totaling $2,215,000 and the issuance of a $1,075,000 note payable.

     On January 5, 1996, Wescourt acquired certain wholesale distribution and convenience store assets from G. W. Arnold Distributing for cash payments of $243,000 and the issuance of a $724,000 note payable.

     On January 10, 1996, Wescourt acquired certain convenience store assets from Ricci Investments for cash payments of $287,000 and the forgiveness of $35,000 of receivables.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

2.   Acquisitions, continued:

     For financial accounting and reporting purposes, the acquisitions discussed above were accounted for as purchases. The results of operations of these asset purchases are included in the accompanying financial statements since the dates of acquisition. The acquired assets, which consist of receivables, inventories and property and assumed liabilities, have been recorded at their fair values as of the acquisition dates.


3.   Accounts Receivable - Trade:

     At August 31, 1997, February 28, 1997 and February 29, 1996, accounts receivable - trade consisted of the following:

                                       August 31,       February 28,    February 29,
                                         1997              1997             1996
                                     ------------       ----------      -----------
                                     (Unaudited)
Trade receivables                    $ 17,678,759       $7,192,319      $ 7,620,863
Allowance for doubtful accounts          (441,436)              --          (15,055)
                                     ------------       ----------      -----------
                                     $ 17,237,323       $7,192,319      $ 7,605,808
                                     ============       ==========      ===========

4.   Property, Plant and Equipment:

     At August 31, 1997, February 28, 1997 and February 29, 1996, property, plant and equipment consisted of the following:

                                    August 31,        February 28,       February 29,
                                       1997               1997              1996
                                   ------------       ------------       -----------
                                    (Unaudited)
Land                               $  3,218,316       $    568,316       $    18,316
Building                              1,416,684            186,684            21,684
Equipment                            14,709,751          9,438,855         9,460,281
                                   ------------       ------------       -----------

                                     19,344,751         10,193,855         9,500,281
Less accumulated depreciation        (3,061,803)        (2,319,284)       (1,529,308)
                                   ------------       ------------       -----------

Net                                $ 16,282,948       $  7,874,571       $ 7,970,973
                                   ============       ============       ===========

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

5.   Long-term Debt:

     At August 31, 1997, February 28, 1997 and February 29, 1996, long-term debt consists of the following:

                                                                          August 31,      February 28,    February 29,
                                                                            1997             1997            1996
                                                                       -------------     --------------   ------------
                                                                        (Unaudited)
     Revolving credit agreement payable by Wescourt,
     collateralized by substantially all of Wescourt's assets
     and guaranteed by the Company, with interest at the
     prime rate plus 1% per annum (9.8% at August 31, 1997).
     The credit agreement provides for borrowings up to
     $18,000,000, subject to collateral availability as
     defined by the credit agreement. At August 31, 1997,
     approximately $1,820,000 was available under the credit
     agreement. Borrowings under the credit agreement are due
     October  8, 1998.                                                   $  12,804,599   $    6,020,876   $   5,180,922

     Promissory note, payable by Wescourt to a related party,
     payable in monthly installments ranging from  $17,060 to
     $21,560 including interest at 7%,
     through February  2001.                                                    33,793          217,570         882,022

     Promissory note, payable by Wescourt for the purchase of
     computer hardware, payable in monthly installments of
     $4,500 including interest at 7%,
     through June 1998.                                                             --               --          72,929

     Promissory note, payable by Wescourt to the former owners
     of a subsidiary, payable in quarterly installments of
     $10,700 including interest at 8%,
     through October 1997.                                                       8,656           28,900          67,061

     Promissory note, payable by Wescourt to the former owner
     of a subsidiary, payable in annual installments of
     $180,872 plus accrued interest at 9%, through
     January 1, 2000.                                                          542,615          542,615         723,486

     Promissory note, payable by the Company to a bank upon
     demand, with interest at the bank's prime rate.                         4,500,000               --              --

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

5.   Long-term Debt, continued:

                                                                August 31,        February 28,      February 29,
                                                                   1997              1997               1996
                                                               ------------       -----------       -----------
Term loan, payable by the Company to a financing company,
in monthly installments of $116,383, with interest at the
five-year treasury rate plus 3.50%,
through April 14, 2004                                         $  6,776,281       $        --       $        --

Term loan, payable by the Company to a financing company,
in monthly installments of $83,744, plus interest at the
one-month LIBOR rate plus 3.25%,
through March 12, 2002                                            7,916,256                --                --

Capital lease obligations                                           819,220                --                --
                                                               ------------       -----------       -----------

                                                                 33,401,420         6,809,961         6,926,420

Less current portion                                             (6,552,298)         (418,832)         (482,896)
                                                               ------------       -----------       -----------

                                                               $ 26,849,122       $ 6,391,129       $ 6,443,524
                                                               ============       ===========       ===========

     As of August 31, 1997, accumulated depreciation on assets under capital lease was $26,292. The carrying value of all long-term debt approximates fair value. Future maturities of long-term debt as of February 28, 1997 are as follows:

Year Ending February 28,:
-------------------------
       1998                               $     418,832
       1999                                   6,210,257
       2000                                     180,872
                                          -------------

                                          $   6,809,961
                                          =============

     In March 1997, the Company executed a Demand Note (the "Subordinated Debt") in favor of Morgan Guaranty Trust Company of New York in the principal amount of $4.5 million with interest at the bank's prime rate. The Subordinated Debt was used to pay a portion of the cash purchase price for the assets acquired from Moffitt Oil and Diamond Shamrock.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

5.   Long-term Debt, continued:

     Certain of the debt agreements contain, among other covenants, the maintenance of certain financial ratios, restrictions on incurring additional non-trade indebtedness and restrictions on paying cash dividends. As of February 28, 1997, the Company was in compliance with or had obtained the appropriate waivers for all such covenants.

6.   Income Taxes:

     The provision for income taxes for the years ended February 28, 1997, February 29, 1996 and February 28, 1995 consists of the following:

                1997           1996           1995
              --------      ---------       --------
Current       $239,302      $ (99,175)      $345,181
Deferred        17,324        143,472         42,222
              --------      ---------       --------

              $256,626      $  44,297       $387,403
              ========      =========       ========

     The components of the net deferred tax liability as of February 28, 1997 and February 29, 1996 were as follows:

                                                 1997          1996
                                               --------      --------
Deferred tax assets:
         Environmental reserves                $     --      $ 21,110
         AMT credit carryforward                 52,139            --
         Loss on sale of assets                  23,120            --
         Inventories                             21,110            --
         Other                                    2,493         6,874
                                               --------      --------

             Total deferred tax asset            98,862        27,984
                                               --------      --------


Deferred tax liabilities:
         Property, plant and equipment          573,646       491,824
         Other                                   10,522        11,546
                                               --------      --------

             Total deferred tax liability       584,168       503,370
                                               --------      --------

Net deferred tax liability                     $485,306      $475,386
                                               ========      ========

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

6.   Income Taxes, continued:

     The net deferred tax liability as of February 28, 1997 and February 29, 1996 is reflected in the balance sheet as follows:

                                         1997           1996
                                      ---------       ---------
Current deferred tax asset            $ (88,340)      $ (16,438)
Long-term deferred tax liability        573,646         491,824
                                      ---------       ---------

                                      $ 485,306       $ 475,386
                                      =========       =========

     The provision for income taxes differs from the amount that would be provided by applying the statutory U.S. federal income tax rate to income before taxes at February 28, 1997, February 29, 1996 and February 28, 1995 for the following reasons:

                                                     1997           1996            1995
                                                   --------      ---------       ---------
Federal statutory tax provision                    $229,401      $ 102,421       $ 356,745
Increase in taxes resulting from:
         State taxes (net of federal benefit)        22,732         10,974          37,738
         Prior year differences                          --        (79,405)             --
         Other                                        4,493         10,307          (7,080)
                                                   --------      ---------       ---------

Provision for income taxes                         $256,626      $  44,297       $ 387,403
                                                   ========      =========       =========

7.   Leases:

     The Company has noncancelable operating leases, primarily for operating facilities and equipment, that are in effect through 2001. At February 28, 1997, minimum rental payments due under operating leases are as follows:

     1998                               $     327,500
     1999                                     294,000
     2000                                     284,000
     2001                                     264,000
                                        -------------

                                        $   1,169,500
                                        =============

     Rent expense under operating leases totaled $498,567, $320,400 and $201,400 for the years ended February 28, 1997, February 29, 1996 and February 28, 1995, respectively.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

8.   Concentration of Credit Risk:

     Trade accounts receivable are due from commercial purchasers of gasoline and liquefied petroleum products principally located in Colorado, Texas and Utah. The receivables, which are typically not collateralized, are generally due within ten days. Credit losses historically have not been significant.

     The Company's cash and cash equivalents are maintained primarily at a single bank in Grand Junction, Colorado. To date, this concentration of credit risk has had no effect on the results of operations of the Company.

     Of the Company's total sales and accounts receivable for the year ended February 28, 1997, 20% and 13%, respectively, are to two subsidiaries of a single entity.

9.   Commitments and Contingencies:

     Environmental Liabilities:

        The Company owns and operates offices and a petroleum storage facility on a 37-acre tract of land in Fruita, Colorado ("Fruita Operations"). The Fruita Operations consist of an office building, maintenance building, parking facilities, rail facilities, storage tanks and a loading rack. The Fruita Operations were acquired by the Company from Landmark Petroleum, Inc. ("Landmark") in 1994 and had been part of a refinery known as the Western Slope Refinery that originally occupied approximately 600 acres. During the operation of this refinery, there were spills and discharges of hazardous substances and process wastes that may have resulted in soil and groundwater contamination at the refinery. In addition, some of the equipment at the refinery may contain asbestos and/or PCBs. Historic refinery operations included a large concrete structure to settle particulate matter from a liquid waste stream and a series of acid sludge pits. In the late 1980's, the United States Environmental Protection Agency ("EPA") evaluated the Western Slope Refinery for possible listing as a Superfund Site on the National Priorities List. EPA has not designated the refinery as a Superfund Site, but included it in the agency's CERCLIS database of sites for which remedial action may be required.

        Landmark purchased approximately 316 acres of the 600 acre tract in 1990. The 316 acres include the refinery and concrete settlement structure but not the sludge pits. In 1994, Landmark sold the Fruita Operations to Fruita RP Holdings, Inc., a wholly owned subsidiary of the Company. Fruita RP Holdings has leased the 37-acre tract to another subsidiary of the Company. Landmark also sold to certain subsidiaries of the Company certain tanks and equipment from the 276 acres retained by Landmark. Fruita Marketing and Management, Inc. ("FMM"), then a wholly owned subsidiary of the Company, entered into a marketing and management agreement with Landmark to act as the agent for Landmark and its principal lender for the sale of other equipment remaining on the 276 acre tract and to manage the remaining equipment. In May 1996, FMM was sold to Recovery Specialists, Inc., a wholly-owned subsidiary of BSA Investments, LLC, an entity solely owned and controlled by the Company's Chief Executive Officer, in exchange for forgiveness of certain debt owed by the Company.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

9.   Commitments and Contingencies, continued:

     Environmental Liabilities, continued:

        In June 1996, the Colorado Department of Public Health and the Environment ("CDPHE") issued a Compliance Order (the "Order") finding that the Western Slope Refinery had owned and operated a refinery and generated hazardous wastes at a Fruita, Colorado facility ("Facility"), and that Landmark had purchased the refinery operations. This Order directs Landmark to remediate all hazardous waste contamination at the Facility. The Order does not assess fines and penalties, but the failure of Landmark to comply with the Order could result in civil penalties of up to $25,000 per day or administrative penalties of up to $1,500 per day. This Order reserves to CDPHE the right to issue additional orders as well as to assess civil and administrative penalties.

        On July 1, 1996, FMM purchased the 276-acre tract that Landmark had retained. As part of this transaction, FMM undertook to perform certain environmental obligations implementing the order and to indemnify Landmark, and its lender for losses, if any, arising out of certain environmental obligations. As a part of this transaction, the Company executed a guaranty whereby it guaranteed to Landmark and its lender payment and the performance of all these obligations by FMM.

        FMM has been working with CDPHE to comply with the Order and is now completing an approved Groundwater Characterization Plan to assess the need for clean-up. FMM has not yet developed and the regulatory agencies have not approved a final clean-up plan for the property. FMM has received estimates from contractors for the costs for removing asbestos that range from a low of $750,000 to a high of $3 million. FMM estimates the costs for remediating the remaining conditions at the site range from a low of $150,000 to a high of $2 million. FMM also estimates that equipment remaining on the 276 acres could be sold for up to $2 million if the asbestos can be removed. Remediation expenses to date have been financed with the sale of equipment from the 276-acre tract. The extent and amount of the ultimate obligations under such guaranty cannot be determined with any certainty at this time and therefor the Company has not recorded any amounts for potential future liabilities.

        Environmental laws frequently impose liability on property owners, facility operators and certain other persons, such that in some situations the Company could be liable for clean-up costs resulting from conduct or conditions caused by previous property owners, operators, lessees, or other persons not associated with the Company. No assurance can be given that the Company will not be liable for FMM's obligations with respect to the Facility and if liable, no assurances can be given as to whether the Company will be able to meet such financial obligations.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

9.   Commitments and Contingencies, continued:

     Environmental Liabilities, continued:

        In addition to its Fruita Operations, the Company operates a fractionator gas plant and petroleum blending facility in Grand Junction, Colorado and a petroleum blending facility in Denver, Colorado. All three facilities have permits issued by the Air Pollution Control Division of CDPHE which limit the amount and nature of materials that may be emitted to the air, the volume and nature of the materials that may be handled at the permitted facilities, and the uses of equipment at the permitted facilities. In the past year, CDPHE found violations at all three facilities ranging from the failure to keep adequate records to the installation and operation of equipment without a permit. The Company has negotiated a settlement of all CDPHE claims concerning these violations. Under the terms of the settlement, the Company will pay $35,677 in noncompliance penalties and has paid $14,120 in past due fees. In addition, the Company will offset $102,963 in penalties by implementing a Supplemental Environmental Project ("SEP") at the Fruita Terminal to construct a vapor recovery system for the rail truck loading process. This SEP is estimated to cost approximately $144,000.

        The Company's business involves the handling and storage of petroleum products and blending components which are characterized as hazardous substances. As can reasonably be expected in such a business, these liquids are occasionally spilled or leaked either by accident or when equipment, such as a valve or storage tank, fails. The Company has historically had spills and or leaks at its facilities and some of these incidents have required remediation and resulted in incurrence of penalties and remediation costs. For example, the Company leased portions of an asphalt plant in Denver, Colorado and used the plant as a petroleum blending facility. Xylene was released onto the premises as a result of a spill at the facility and in remediating this spill and in removing a tank, the Company allegedly accumulated waste in excess of allowable time limits for storage of hazardous waste. In 1995, the CDPHE issued a compliance order requiring remediation of the spilled material and wastes and any concomitant contamination. The Company believes it has complied with the CDPHE Order. The Company has resolved the CDPHE's claims for $112,200 in penalties with an agreement to pay $40,000, and to implement a SEP estimated to cost an additional $40,000. An additional $10,000 in penalties will be held in abeyance pending implementation of the SEP.

        In addition, the Company has acquired and may in the future acquire property that has been adversely affected by the operations of others. For example, the Company acquired a gas station and convenience store at 2526 Broadway in Grand Junction, Colorado. A leaking underground storage tank at this facility had released petroleum products into the ground and groundwater, and the Company is implementing an approved Corrective Action Plan for this facility. The Company estimates that the cost of implementing this plan will be approximately $100,000.

        The Company has paid $305,000 to the present owner of a storage facility at which it previously conducted business. An additional $115,800 is included in accrued liabilities as of February 28, 1997. Based on the opinion of an environmental engineering firm that, except for a $10,000 deductible, such amount will be reimbursed by the State of Colorado Petroleum Storage Tank Fund, the Company has recorded a corresponding receivable of $410,800 as of February 28, 1997.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

9.   Commitments and Contingencies, continued:

     Employment Agreement:

        The Company has an employment agreement with its Chief Executive Officer
        (CEO) dated September 17, 1992, which provides for a base salary of $75,000 per year, subject to increase by the Board of Directors (the "Base Salary"). The CEO's current Base Salary is $150,000 per year. The CEO also has the right to receive incentive compensation at the discretion of the Board of Directors. If the CEO's employment is terminated by the Company without cause or terminated by the CEO for good reason, he will continue to receive his Base Salary in effect at the time of termination times two, plus a pro rata portion of the bonus the CEO would have earned in the year of termination. Such amounts are payable over 12 months in accordance with the Company's normal payroll procedures and a lump sum at the end of the 12 months for any remaining unpaid amounts. If his employment is terminated by the Company for cause or is terminated by the CEO without good reason, the CEO will not be entitled to any compensation or benefits under his employment agreement. The employment agreement also contains a covenant not to compete with the Company during the term and two years thereafter.

     Other:

        During fiscal 1996, the Company completed construction of its gasoline blending facility near Denver, Colorado (the "Facility"). In connection with the construction of the Facility, the Company entered into a Purchase Agreement with Coastal Mart, Inc. ("Coastal"), whereby Coastal agreed to buy from the Facility a guaranteed minimum of 24,000,000 gallons per year of gasoline at set prices. The Purchase Agreement may be terminated by Coastal upon ninety days written notice. The Company and Coastal Refining and Marketing ("CRM") also entered a Supply Agreement, whereby CRM agreed to sell and deliver the entire volume of natural gasoline produced by CRM's affiliate in Wyoming, for a specified price. Coastal also has an option to purchase 50% of the outstanding common stock of Westec Denver, Inc., a wholly owned subsidiary of the Company, under certain circumstances.


10.  Related Party Transactions:

     BSA Investments, LLC:

        The Company has entered into certain transactions with BSA Investments, LLC ("BSA"), which is wholly-owned by the Chief Executive Officer of the Company, and certain of its subsidiaries, which are described below.

        Recovery Specialists, Inc. - In May 1996, Recovery Specialists, Inc. ("RSI"), a wholly owned subsidiary of BSA, purchased all of the issued and outstanding common stock of Fruita Investments, Inc., Fruita Marketing and & Management, Inc. ("FMM"), and Mesa Environmental, Inc., each wholly owned subsidiaries of the Company, in exchange for the forgiveness of intercompany debt owed by a subsidiary of the Company to RSI in the amounts of $187,150, $74,141 and $93,925, respectively.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

10.  Related Party Transactions, continued:

     BSA Investments, LLC, continued:

        Landmark Refinery/Guaranty Agreement - Subsequent to the purchase of FMM by RSI, in July 1996, FMM purchased the Landmark Refinery. In connection with the acquisition, the Company executed Guaranty Agreements in favor of Landmark and the Chase Manhattan Bank ("Chase"), whereby it guaranteed certain obligations of FMM, under an Agreement of Purchase and Sale dated July 1, 1996 between FMM, Landmark Petroleum, Inc. and Chase.

        Mesa Environmental - The Company pays Mesa Environmental $5,000 per month for environmental services. In addition, the Company pays Mesa Environmental an hourly rate and out-of-pocket expenses for work performed on behalf of the Company. During the year ended February 28, 1997, the Company made payments to Mesa Environmental totaling approximately $506,000.

        Promissory Note - In October 1994, the Company acquired certain assets from Triton Fuel Group, Inc. ("Triton") and issued a promissory note in the principal amount of approximately $907,000 in favor of Triton. Triton, including the promissory note, was subsequently purchased by RSI, which was subsequently purchased by BSA in May 1996. Payments on the promissory note were $20,000 per month and it was paid in full in October 1997.

        Sublease/Lease - The Company subleases property in Salt Lake City, Utah from Triton for a monthly rent of approximately $28,500.

        Rio Vista - In June 1997, BSA entered into an asset purchase agreement (the "Rio Vista Purchase Agreement") to purchase retail convenience stores (the "Rio Vista Stores") from certain individuals. On July 1, 1997, BSA entered into an operating agreement with Rio Vista and certain other entities (the "Operating Agreement"), whereby BSA would operate the convenience stores until the closing of the Rio Vista Purchase Agreement. BSA assigned all of its rights, title and interests under the Operating Agreement to the Company, pursuant to which the Company has paid $8,500 per month to Rio Vista to operate certain gasoline retail sites. The Operating Agreement entitled the Company to operate the stores for its own account. The Operating Agreement terminated on September 30, 1997, but the Company has continued to operate the Rio Vista stores on a month-to-month basis pursuant to its terms. At such time as BSA has purchased all or a part of the Rio Vista stores, the Company will have the option but not the obligation to purchase such stores, or any portion thereof, at no greater than cost from BSA, for a period of 12 months from the purchase by BSA.

     Petroleum Holdings, Ltd.:

        Petroleum Holdings, Ltd. ("PHL") is a shareholder of the Company. The limited partners of PHL are the WLD Trust, a testamentary trust of which David Horvitz, a director of the Company, is a beneficiary, and Douglas Luke, who is a director of the Company. PHL and its affiliates have entered into certain transactions with the Company which are set forth below.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

10.  Related Party Transactions, continued:

     Petroleum Holdings, Ltd., continued:

        WLD Group - In March 1997, in connection with the acquisition of certain convenience store assets from Ultramar Diamond Shamrock Corporation (see
        Note 14), the WLD Trust executed a Guaranty (the "WLD Guaranty") in favor of Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), whereby it guaranteed the obligations of the Company pursuant to the Subordinated Debt. In connection with the WLD Guaranty, the Company entered into (i) an indemnification agreement with the WLD Trust (the "Indemnification Agreement"), whereby it agreed to indemnify the WLD Trust for any obligations incurred under the WLD Guaranty, and (ii) an Assignment and Security Agreement (the "Assignment and Security Agreement") to collateralize the obligations of the Company under the Indemnification Agreement. In consideration for executing the WLD Guaranty, the Company issued the WLD Trust a warrant to purchase 264,000 shares of common stock (the "Warrant"). The Warrant is exercisable at any time prior to March 12, 2007 and has an exercise price of $1.75 per share, the fair market value at the date of grant. In April 1997, in connection with the acquisition of Moffitt Oil Company (see Note 14), the Company amended and restated the Assignment and Security Agreement and the Indemnification Agreement to reflect the acquisition. The Morgan Guaranty, the Indemnification Agreement and the Assignment and Security Agreement will terminate upon the repayment of the Subordinated Debt.

        Management and Consulting Agreement - The Company and PHL are parties to a Consulting and Management Agreement, pursuant to which $222,288, $172,000 and $195,000 were paid to PHL during the fiscal years ended February 28, 1997, February 29, 1996 and February 28, 1995, respectively, and $195,805 and $80,000 were paid to PHL during the six months ended August 31, 1997 and 1996, respectively. The Consulting and Management Agreement will be terminated upon the consummation of the Offering (see Note 14).

     Other Transactions:

        Keith R. Holder, a shareholder, director and the Chief Executive Officer of the Company has guaranteed approximately $500,000 in trade payables to one of the Company's suppliers, which guarantee expires December 31, 1997. Mr. Holder has also guaranteed $300,000 of the Company's revolving facility which expires October 8, 1998. In consideration of these guarantees, in March 1997, the Company issued Mr. Holder a Warrant to purchase 40,000 shares of Common Stock, which are exercisable at any time prior to March 12, 2007 and have an exercise price of $1.75 per share, the fair market value at the date of grant.

        Until October 13, 1997, Stephen W. Houghton, Chairman of the Board of the Company, served as a consultant to the Company and received a monthly consulting fee of $4,000 for such services. In total, Mr. Houghton received $30,600 in consulting fees during the year ended February 28, 1997. In addition, in March 1997, Mr. Houghton was issued a warrant to purchase 50,000 shares of common stock, which is exercisable at any time prior to March 12, 2007 at an exercise price of $1.75 per share. The consulting arrangement with Mr. Houghton was terminated upon his election as Chairman of the Board of the Company on October 13, 1997.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

11.  Shareholders' Equity:

     Stock Option Plan:

        The Company has a stock option plan (Plan) under which options may be granted to employees, officers and directors of the Company to purchase shares of the Company's common stock. Options vest over a period determined by the Board of Directors and are exercisable for a period not to exceed 10 years from the date of grant.

        The Company has elected to continue to apply the current stock based compensation methods pursuant to APB 25 and to furnish the additional disclosures required by SFAS 123.

        The pro forma compensation expense based on the fair value of the options is estimated on the grant date using the Minimum Value Method and the following assumptions:

                                                      1997            1996
                                                  -------------   ------------
            Risk free rate of return                  6.90%           6.43%
            Dividend yield                             N/A             N/A
            Expected life                            5 years         5 years
            Expected volatility                        N/A             N/A

        The resulting pro forma compensation expense was not significant in 1997 or 1996.

        A summary of the status of the Company's stock option plans as of February 28, 1997 and February 29, 1996, is presented below:

                                                  1997                               1996
                                      ---------------------------  --------------------------
                                                       Weighted                    Weighted
                                                         Average                     Average
                                                        Exercise                    Exercise
                                          Shares         Price        Shares         Price
                                      -------------  ------------  ------------  ------------
Outstanding at beginning of year        710,000      $   1.11         400,000      $    .82
         Granted                             --                       310,000      $   1.50
         Forfeited                      216,667      $   1.50              --
                                     ----------                    ----------

Outstanding at end of year              493,333      $    .95         710,000      $   1.11
                                     ==========                    ==========

Options exercisable at end of year      345,999      $    .95         247,666      $    .93
                                     ==========                    ==========

Options available for future grant           --                            --
                                     ==========                    ==========

        For options outstanding at February 28, 1997, the range of exercise prices is from $.82 to $1.50 and the weighted average contractual life of the options is from six to eight years.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

11.  Shareholders' Equity, continued:

     Stock Option Plan, continued:

        In October 1997, the Company adopted the 1997 Stock Incentive Plan (the "1997 Incentive Plan"). The 1997 Incentive Plan permits the Company to grant incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards and the grant of stock appreciation rights (collectively, "Awards"). Awards consisting of stock options may not be granted at an exercise price which is less than 100% of the fair market value of the Common Stock on the date of grant and may not be granted for a term in excess of ten years. Subject to adjustment in the event of stock splits and other similar events, awards may be made under the 1997 Incentive Plan for up to 550,000 shares of Common Stock.

        Officers, employees, directors, consultants and advisors of the Company and its subsidiaries will be eligible to receive Awards under the 1997 Incentive Plan. The maximum number of shares with respect to which an Award may be granted to any participant under the 1997 Incentive Plan may not exceed 50,000 shares per calendar year.

        In March 1997, the Company granted options to an employee of Moffitt to acquire 275,000 shares of common stock for $1.75 per share. The options were granted at fair market value as determined by the Board of Directors based on recent stock transactions.

     Preferred Stock:

        All 20,000 shares of the Company's Series A convertible preferred stock is held by Petroleum Holdings Ltd. ("PHL"). PHL is entitled to 60% of the voting rights under a Shareholder Agreement executed by PHL and the Company. The preferred shares are non-cumulative and are convertible to 3,000,000 shares of common stock at any time at the holder's option.

12.  New Accounting Pronouncements:

     In June of 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." The statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. It would be effective for the Company for the fiscal year ending February 28, 1999. The Company currently believes that implementation of the statement will have an immaterial impact.

     Also in June of 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Under the provisions of the statement, the Company will be required to disclose financial information by operating segment. Generally, financial information will be required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company will be required to adopt the provisions of this statement for the fiscal year ending February 28, 1999.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

13. Pro Forma Shareholders' Equity and Adjusted Earnings Per Share (Unaudited):

     The pro forma shareholders' equity gives retroactive effect to the conversion of preferred stock, which is to occur automatically upon the consummation of the Company's initial public offering of common stock, as if such conversion had occurred as of August 31, 1997.

     The pro forma earnings per share is calculated using the common stock and common stock equivalents outstanding as of August 31, 1997, adjusted for an assumed 2.96 to 1 reverse stock split, as if this had been the capital structure throughout fiscal 1997 and for the six months ended August 31, 1997.

     The pro forma information does not reflect net cash proceeds to be received or shares to be issued at the closing of the initial public offering.

14.  Subsequent Events:

     In September 1997, the Company entered into a letter of intent with investment bankers to provide services concerning a proposed public offering (the "Offering") of the Company's securities.

     On March 10, 1997, Wescourt acquired certain convenience store assets from Ultramar Diamond Shamrock Corporation for $10.3 million which was financed by a seven-year term loan of $8 million and $2.3 million of subordinated debt. The acquisition was accounted for using the purchase method with the purchase price allocated to the assets based on their relative fair values.

     On April 11, 1997, Wescourt acquired substantially all of the assets of Moffitt Oil Company, Inc. for $10.4 million which was financed primarily by a five-year term loan of $7 million, $2 million of subordinated debt and $1.4 million of cash. The acquisition was accounted for using the purchase method with the purchase price allocated to the assets based on their relative fair values.

     The operating results of the acquisitions are included in the Company's consolidated statements of operations from the date of acquisition. The following pro forma financial information assumes the acquisitions occurred at the beginning of the year. These results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of the year, or of the results which may occur in the future. The pro forma results listed below are unaudited and reflect purchase price adjustments.

                               In Thousands, Except for
                                    Share Amounts
                               -------------------------
                               Six Months
                                 Ended       Year Ended
                               August 31,   February 28,
                                 1997           1997
                               ----------   ------------
                                    (Unaudited)
Net sales                      $ 140,079     $ 267,312
Net loss                            (434)         (549)
Net loss per share                 (0.23)        (0.10)



     In March 1997, the Company adopted a 401(k) Retirement Plan (the "401(k) Plan"). Employees are eligible to participate after they have completed one year of service and have attained the age of 21. Employees may contribute to the 401(k) Plan up to 15% of their salary with pre-tax amounts thereof being set by applicable law. The Company may make discretionary matching contributions equal to a percentage of the amount of the salary reduction the employee has elected. Under the 401(k) Plan the employee is 100% vested as to any employee contribution at all times. Should the Company make any matching contribution, they would vest to the employee at a rate of 20% per year of service beginning at the end of the second year of service.

                            TRIUMPH FUELS CORPORATION
                     (FORMERLY PORTFIELD INVESTMENTS, INC.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                     -------

14.  Subsequent Events, continued:

     In August 1997, the Company entered into a letter of intent to acquire substantially all of the assets of Winnco, Inc. and W.W. Transports, Inc. for $5.7 million.

     On November 3, 1997, Portfield Investments, Inc. ("Portfield") was merged into a newly formed, wholly owned subsidiary, Triumph Fuels Corporation ("Triumph"). All common stock and preferred stock of Portfield were exchanged on a one-for-one basis for shares of Triumph with the same rights and privileges.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors of
Wescourt Group, Inc.:

We have audited the accompanying combined statements of sales, cost of sales and direct operating expenses of the Colorado Stores (see Note 1) formerly owned by Diamond Shamrock Refining and Marketing Company, a wholly-owned subsidiary of Ultramar Diamond Shamrock Corporation for the period from January 1, 1997, to March 13, 1997, and for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Wescourt Group, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

The financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Registration Statement on Form S-1 of Triumph Fuels Corporation) as described in Note 1 and are not intended to be a complete presentation of the Colorado Stores' results of operations.

In our opinion, the financial statements referred to above present fairly, in all material respects, the sales, cost of sales and direct operating expenses of the Colorado Stores for the period from January 1, 1997, to March 13, 1997, and for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                        /S/ ARTHUR ANDERSEN LLP
                                        -----------------------
                                        ARTHUR ANDERSEN LLP



San Antonio, Texas
October 30, 1997

                                COLORADO STORES


                  COMBINED STATEMENTS OF SALES, COST OF SALES

                         AND DIRECT OPERATING EXPENSES

                                 (In Thousands)





                                                                   Period From
                                                                 January 1, 1997,           Year Ended December 31
                                                                   to March 13,         -------------------------------
                                                                      1997                1996        1995       1994
                                                                     -------            --------    --------    -------
SALES                                                                $ 3,125            $ 17,579    $ 15,905    $15,718

COST OF SALES AND DIRECT OPERATING EXPENSES                            2,957              16,327      14,814     14,561
                                                                     -------            --------    --------    -------

OPERATING PROFIT                                                     $   168            $  1,252    $  1,091    $ 1,157
                                                                     =======            ========    ========    =======



    The accompanying notes are an integral part of these combined financial statements.

                                COLORADO STORES


              NOTES TO COMBINED STATEMENTS OF SALES, COST OF SALES

                         AND DIRECT OPERATING EXPENSES



1.  BASIS OF PRESENTATION:

On March 13, 1997, Wescourt Group, Inc. (Wescourt), a wholly-owned subsidiary of Triumph Fuels Corporation (formerly Patfields Investments, Inc.) acquired certain assets of eight convenience stores located in western Colorado (the Colorado Stores) from Diamond Shamrock Refining and Marketing Company, a wholly-owned subsidiary of Ultramar Diamond Shamrock Corporation (collectively, the Company), including property, fixtures, equipment and inventory for cash consideration of approximately $10 million, plus inventory cost, as defined in the Asset Purchase and Branding Agreement dated October 29, 1996. The accompanying combined statements of sales, cost of sales and direct operating expenses for the period from January 1, 1997, to March 13, 1997, and for each of the three years in the period ended December 31, 1996, do not include certain selling, general and administrative expenses, interest income or expenses or any provisions for income taxes because the assets acquired represented a portion of the Company's business which was not accounted for as a separately identifiable segment. The accompanying combined statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for the inclusion in the Registration Statement on Form S-1 of Triumph Fuels Corporation) and are not intended to be a complete presentation of the Colorado Stores' results of operations.

2.  SUMMARY OF BUSINESS AND SIGNIFICANT
    ACCOUNTING POLICIES:

Business

The Colorado Stores operate as self-service gasoline stations and convenience stores which sell transportation fuels and a broad range of convenience items including food, beverages, merchandise and lottery tickets in Grand Junction, Montrose, Delta, Glenwood Springs and Clifton, Colorado. The Colorado Stores purchase fuel primarily from Wesfrac, Inc., which is a subsidiary of Wescourt Group, Inc.

Fiscal Year

The Colorado Stores operate on a 52- to 53-week fiscal year. For purposes of the combined statements of sales, cost of sales and direct operating expenses, the year-end is stated as December 31. The year ended December 31, 1996, consisted of 53 weeks. Each of the years ended December 31, 1995 and 1994, consisted of 52 weeks. All references to years relate to fiscal years rather than calendar years.

Sales

Sales are recognized in the period the products and merchandise are sold.

Cost of Sales and Direct Operating Expenses

Cost of sales and direct operating expenses are recognized as incurred, typically upon delivery, and include, among other items, fuel costs, merchandise costs, lottery ticket costs, payroll and benefits for store employees, depreciation and amortization, rentals, utilities, property taxes, repairs and maintenance, permits and supplies. Cost of sales and direct operating expenses exclude, among other items, corporate allocations; accounting and legal services; salaries and benefits for area, district and division managers; insurance; interest income; interest expense and income taxes.

Excise Taxes

Federal excise, state motor fuel and other taxes collected on the sale of products and remitted to governmental agencies are included in sales and cost of sales. Such amounts totaled approximately $721,000, $4,110,000, $3,896,000 and $3,967,000 for the period from January 1, 1997, to March 13, 1997, and for the years ended December 31, 1996, 1995 and 1994, respectively.

Inventories

Fuel inventories are valued at the lower of cost or market (net realizable value). Cost is determined primarily on the last-in, first-out (LIFO) basis. Convenience store items are valued at average cost, not in excess of market value.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major renewals and improvements are capitalized, while repairs and maintenance, which do not extend the life of such assets, are charged to operations as incurred. Depreciation and amortization expense was approximately $25,000, $86,000, $48,000 and $41,000 for the period from January 1, 1997, to March 13, 1997, and for the years ended December 31, 1996, 1995 and 1994, respectively. Depreciation and amortization is provided on the straight-line method using half-year convention over the estimated useful lives of the assets ranging from 3 to 30 years.

Leases

The Company leased the land and facilities of six of the Colorado Stores under a lease arrangement which was terminated on February 20, 1997. The Company also had various equipment leases. Rent expense was $56,000, $407,000, $423,000 and $312,000 for the period from January 1, 1997, to March 13, 1997, and for the years ended December 31, 1996, 1995 and 1994, respectively.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REPORT OF INDEPENDENT ACCOUNTANTS






Board of Directors
Moffitt Oil Company, Inc.:



We have audited the accompanying balance sheets of Moffitt Oil Company, Inc. as of April 11, 1997, December 31, 1996 and 1995, and the related statements of operations, stockholder's equity, and cash flows for the period from January 1, 1997 to April 11, 1997 and the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moffitt Oil Company, Inc. as of April 11, 1997, December 31, 1996 and 1995, and the results of its operations and its cash flows for the period from January 1, 1997 to April 11, 1997 and the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.





                                  /S/ COOPERS & LYBRAND, L.L.P.
                                  ---------------------------
                                  COOPERS & LYBRAND, L.L.P.

Houston, Texas
October 16, 1997

MOFFITT OIL COMPANY, INC.
BALANCE SHEETS



                                                                                                   DECEMBER 31,
                                                                            APRIL 11,    -------------------------------
                                 ASSETS                                       1997             1996            1995
Current assets:
   Cash                                                                  $      24,689   $       41,544   $     345,731
   Certificates of deposit                                                      59,373           59,373          56,720
   Accounts receivable:
      Trade, less allowance for bad debts of $330,000 at April 11,
           1997, $50,000 at December 31, 1996 and $125,000 at
           December 31, 1995                                                 6,594,103        5,955,769       5,250,547
      Employees                                                                 11,893           13,641          40,233
      Other                                                                    334,934          386,558          95,384
   Inventories                                                                 501,738          485,829         522,275
   Prepaid expenses                                                             95,802          143,208         125,819
   Notes receivable - related parties                                          495,000          189,235               -
   Income taxes receivable                                                      45,121                -               -
   Deferred income taxes                                                       202,079           20,352          50,050
                                                                         -------------   --------------   -------------

        Total current assets                                                 8,364,732        7,295,509       6,486,759
                                                                         -------------   --------------   -------------

Property, plant and equipment:
   Buildings and improvements                                                  346,385          346,385         286,817
   Consignment and branded station equipment                                 1,138,445        1,116,195       1,107,584
   Tanks and bulk storage facilities                                           515,815          497,906         627,223
   Transportation equipment                                                  1,140,911        1,140,911       1,835,047
   Office furniture, fixtures and equipment                                    116,648          115,687         175,371
                                                                         -------------   --------------   -------------
                                                                             3,258,204        3,217,084       4,032,042
   Less accumulated depreciation                                            (1,798,394)      (1,678,032)     (1,954,500)
                                                                         -------------   --------------   -------------

        Net property, plant and equipment                                    1,459,810        1,539,052       2,077,542
                                                                         -------------   --------------   -------------

Other assets:
   Deposits and other assets                                                    10,920           10,181           5,122
   Certificate of deposit                                                       35,000           35,000          35,000
   Notes receivable - related parties                                                -          625,841         544,960
   Accounts receivable - employees                                              25,337           25,337               -
   Ranch facility and livestock, net of accumulated depreciation of
     $97,563 and $60,887 at December 31, 1996 and 1995
                                                                                     -          473,118         505,845
                                                                         -------------   --------------   -------------

        Total other assets                                                      71,257        1,169,477       1,090,927
                                                                         -------------   --------------   -------------

        Total assets                                                     $   9,895,799   $   10,004,038   $   9,655,228
                                                                         =============   ==============   =============



The accompanying notes are an integral part of the financial statements.

MOFFITT OIL COMPANY, INC.
BALANCE SHEETS, CONTINUED



                                                                                                  DECEMBER 31,
                                                                           APRIL 11,     -------------------------------
                                                                             1997             1996            1995
                 LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
   Accounts payable:
      Trade                                                              $   3,186,965   $    3,103,745   $   3,066,368
      Other                                                                    906,213          152,370         154,410
   Borrowings under line of credit                                           2,960,000        3,405,000       2,516,286
   State excise taxes payable                                                1,449,260          919,813       1,185,378
   Income taxes payable                                                         -                 4,879         -
   Accrued expenses                                                            172,691          248,649         168,428
   Current portion of long-term debt                                           187,959          245,761         232,062
                                                                         --------------  ---------------  --------------

        Total current liabilities                                            8,863,088        8,080,217       7,322,932
                                                                         --------------  ---------------  --------------

Long-term liabilities:
   Long-term debt, net of current portion                                      143,841          216,824         496,242
   Deferred income taxes                                                       129,774          136,004         191,651
                                                                         --------------  ---------------  --------------

        Total long-term liabilities                                            273,615          352,828         687,893
                                                                         --------------  ---------------  --------------

        Total liabilities                                                    9,136,703        8,433,045       8,010,825
                                                                         --------------  ---------------  --------------

Commitments and contingencies

Stockholder's equity:
   Common stock, $1 par value; 3,000 shares authorized, 1,000 shares
     issued and outstanding                                                      1,000            1,000           1,000
   Additional paid-in capital                                                   14,614           14,614          14,614
   Retained earnings                                                           743,482        1,555,379       1,628,789
                                                                         --------------  ---------------  --------------

        Total stockholder's equity                                             759,096        1,570,993       1,644,403
                                                                         --------------  ---------------  --------------

        Total liabilities and stockholder's equity                       $   9,895,799   $   10,004,038   $   9,655,228
                                                                         ==============  ===============  ==============



The accompanying notes are an integral part of the financial statements.



MOFFITT OIL COMPANY, INC.
STATEMENTS OF OPERATIONS




                                               PERIOD FROM
                                              JANUARY 1, 1997     YEAR ENDED DECEMBER 31,
                                               TO APRIL 11,    -----------------------------
                                                  1997             1996          1995
Sales                                          $ 21,552,192    $ 70,815,106    $ 82,607,809
Cost of sales                                    19,367,965      62,959,065      76,325,227
                                               ------------     -----------     -----------

        Gross margin                              2,184,227       7,856,041       6,282,582
                                               ------------     -----------     -----------

Selling, general and administrative expenses      2,365,576       7,804,227       6,066,147
Reduction of notes receivable from officers         209,409              --              --
                                               ------------     -----------     -----------
        Operating income (loss)                    (390,758)         51,814         216,435
                                               ------------     -----------     -----------

Other income (expense):
   Interest income                                      270          54,121          16,070
   Interest expense                                (114,131)       (263,370)       (225,639)
   Ranch facility and livestock costs               (13,783)        (39,149)        (32,577)
   Dividend income                                       --              --           7,043
   Gain on sale of assets                                --         104,713          29,657
                                               ------------     -----------     -----------

Total other income (expense)                       (127,644)       (143,685)       (205,446)
                                               ------------     -----------     -----------

Income (loss) before income tax provision
   (benefit)                                       (518,402)        (91,871)         10,989
                                               ------------     -----------     -----------

Income tax provision (benefit)                     (187,957)        (18,461)          5,161
                                               ------------     -----------     -----------

Net income (loss)                              $   (330,445)   $    (73,410)   $      5,828
                                               ============    ============     ===========




The accompanying notes are an integral part of the financial statements.



MOFFITT OIL COMPANY, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY



                                                            ADDITIONAL
                                             COMMON          PAID-IN     RETAINED
                                              STOCK          CAPITAL     EARNINGS         TOTAL

Balance at December 31, 1994                $     1,000   $    14,614   $ 1,622,961    $ 1,638,575

Net income for the year ended
    December 31, 1995                                --            --         5,828          5,828
                                            ------------  ------------  ------------   ------------

Balance at December 31, 1995                      1,000        14,614     1,628,789      1,644,403

Net loss for the year ended
    December 31, 1996                                --            --       (73,410)       (73,410)
                                            ------------  ------------  ------------   ------------

Balance at December 31, 1996                      1,000        14,614     1,555,379      1,570,993

Distribution of ranch facility, livestock
    and related note payable to bank to
    stockholder                                      --            --      (372,286)      (372,286)

Reduction of note receivable from
    stockholder                                      --            --      (109,166)      (109,166)

Net loss for the period from
    January 1, 1997 to April 11, 1997                --            --      (330,445)      (330,445)
                                            ------------  ------------  ------------   ------------

Balance at April 11, 1997                   $     1,000   $    14,614   $   743,482    $   759,096
                                            ============  ============  ============   ============




The accompanying notes are an integral part of the financial statements.

MOFFITT OIL COMPANY, INC.
STATEMENTS OF CASH FLOWS

                                                                              PERIOD FROM
                                                                            JANUARY 1, 1997     YEAR ENDED DECEMBER 31,
                                                                              TO APRIL 11   ----------------------------
                                                                                 1997             1996            1995
 Cash flows from operating activities:
     Net income (loss)                                                        $  (330,445)   $   (73,410)   $     5,828
    Adjustments to reconcile net income (loss) to net cash provided by
      (used in) operating activities:
      Depreciation                                                                129,011        535,646        591,805
      Allowance for bad debts                                                     280,000        (75,000)            --
      Reduction of notes receivable from officers                                 209,409             --             --
      Gain on sale of assets                                                           --       (104,713)        29,657
      Deferred income taxes                                                      (187,957)       (25,949)         5,161
      (Increase) decrease in:
         Trade accounts receivable                                               (918,334)      (763,567)    (1,649,886)
         Other accounts receivable                                                 53,372       (312,293)       (51,979)
         Inventories                                                              (15,909)        36,446         17,735
         Prepaid expenses                                                          47,406        (17,389)      (106,446)
         Income taxes receivable                                                  (45,121)            --             --
         Deposits and other assets                                                   (739)        (5,059)         1,753
      Increase (decrease) in:
         Trade accounts payable                                                    86,852       (102,261)      (233,966)
         Other accounts payable                                                   753,843         (2,040)       148,025
         State excise taxes payable                                               529,447       (265,565)    (2,991,718)
         Income taxes payable                                                      (4,879)         4,879        (13,484)
         Accrued expenses                                                         (75,958)        80,221        (35,666)
                                                                              -----------    -----------    -----------

            Net cash provided by (used in) operating activities                   509,998     (1,090,054)    (4,283,181)
                                                                              -----------    -----------    -----------

Cash flows from investing activities:
    Proceeds from sale of assets                                                       --        390,250          1,343
    Capital expenditures                                                          (41,120)      (108,830)      (762,248)
    Advances on notes receivable - related parties                                     --       (252,921)      (229,458)
    Collections on notes receivable - related parties                               1,501         25,086         23,486
    Accounts receivable - employees                                                    --        (25,337)      (147,408)
    Increase (decrease) in certificates of deposit                                     --         (2,653)        23,616
                                                                              -----------    -----------    -----------

            Net cash provided by (used in) investing activities                   (39,619)        25,595     (1,090,669)
                                                                              -----------    -----------    -----------

Cash flows from financing activities:
    Increase (decrease) in book overdrafts                                         (3,632)       226,999             --
    Net proceeds (payments) under line of credit agreement                       (445,000)       888,714      2,224,417
    Repayments on long-term notes payable                                         (38,602)      (355,441)      (320,466)
                                                                              -----------    -----------    -----------

            Net cash provided by (used in) financing activities                  (487,234)       760,272      1,903,951
                                                                              -----------    -----------    -----------

Net decrease in cash                                                              (16,855)      (304,187)    (3,469,899)

Cash at beginning of period                                                        41,544        345,731      3,815,630
                                                                              -----------    -----------    -----------

Cash at end of period                                                         $    24,689    $    41,544    $   345,731
                                                                              ===========    ===========    ===========

Supplemental disclosure of cash flow information:
    Cash paid during the year for:
      Interest                                                                $   103,741    $   271,555    $   181,157
      Income taxes                                                                 50,000          2,609         13,484
    Notes payable incurred for purchase of new equipment                               --          2,361        155,240
    Disposal of fully depreciated equipment                                            --        289,297        257,103
    Property acquired in repayment of a note receivable                                --         52,250             --
    Distribution of ranch facility, livestock and related note
      payable to bank to stockholder                                              372,286             --             --
    Reduction of note receivable from stockholder                                 109,166             --             --





    The accompanying notes are an integral part of the financial statements

MOFFITT OIL COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS




 1.      NATURE OF BUSINESS:

         Moffitt Oil Company, Inc. (the "Company") was founded in 1965 to serve as a supplier and transporter of petroleum products including various fuels and lubricants. The Company delivers products primarily to commercial and retail establishments located throughout the South East Texas region from dispatching locations in Cypress, Texas.

         Effective April 11, 1997, the Company's sole stockholder sold all issued and outstanding common stock to Wesfrac, Inc. (the "Purchaser"), a wholly owned subsidiary of Wescourt Group, Inc. ("Wescourt"). The April 11, 1997 balance sheet has not been adjusted as a result of this transaction.



 2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Book overdrafts, which amounted to $223,367 and $226,999 at April 11, 1997 and December 31, 1996, respectively, are classified as accounts payable, trade in the accompanying balance sheets.

         INVENTORIES

         Inventories are stated at lower of cost or market. The first-in, first-out method is used in determining cost.

         PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Expenditures for major renewals and improvements are capitalized, while repairs and maintenance which do not extend the life of such assets are charged to operations as incurred. The Company depreciates its property and equipment using the straight-line method based on the estimated useful lives of the assets, which range from five to thirty-one and 1/2 years. In the case of disposals, the cost and related accumulated depreciation are removed from the accounts and the net amount, less any proceeds from disposal, is charged or credited to other income (expense).

         INCOME TAXES

         Deferred income taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CONCENTRATIONS OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

         The Company maintains cash deposits with commercial banks located in Houston, Texas. The collected cash deposits at the commercial banks may from time-to-time, exceed the Federal Deposit Insurance Corporation
         (FDIC) insured limit of $100,000. Management periodically assesses the financial condition of the institutions and believes that any possible credit risk is minimal.

         The Company grants credit primarily to retail and commercial businesses in the greater South East Texas area. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. Concentration of credit risk regarding trade receivables is limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries. The Company also insures certain of its trade receivables from commercial businesses against risk of loss.


 3.      LINES OF CREDIT:

         On July 23, 1996, the Company's revolving credit loan agreement was amended to provide an increase to the working capital line from $2,500,000 to $3,750,000 through April 20, 1997 and to remove the $750,000 equipment purchase line. Under the agreement, the Company can borrow up to $300,000 for customer improvements to retail establishments under supplier contract agreements through September 1998. Advances bear interest at the prime rate (8.5% at April 11, 1997) plus 1% with interest payable monthly. On April 14, 1997, the Company's revolving credit loan agreement was paid in full.

         During the period from January 1, 1997 to April 11, 1997, the Company's short-term borrowings under the working capital line averaged $2,412,000, with a weighted average interest rate of 9.50%. For the years ended December 31, 1996 and 1995, the Company's short-term borrowings under the working capital line averaged $2,961,000 and $2,516,000 respectively with weighted average interest rates of 9.38% and 9.58%, respectively.

         The revolving credit loan agreement contains affirmative and negative covenants which provide for, among other things, the maintenance of certain working capital and financial ratios and restrictions relating to incurring additional debt, capital expenditures, the payment of dividends and the issuance of Company stock. The Company was in violation of certain of these covenants as of April 11, 1997 and December 31, 1996.

         Borrowings under the agreement are collateralized by trade accounts receivable, inventories, real estate, equipment, assignment of a life insurance policy on the sole stockholder, and the personal guaranty of the sole stockholder. Borrowings outstanding on the working capital line totaled $2,960,000, $3,405,000 and $2,516,286 at April 11, 1997,
         December 31, 1996 and 1995, respectively.



 4. LONG-TERM DEBT:

    Long-term debt consisted of the following:

                                                                                  APRIL 11,         DECEMBER 31,
                                                                                               ---------------------
                                                                                    1997          1996       1995

      Note payable to bank, payable in monthly installments of $1,468, including interest at 8%, through July, 1997, collateralized by land owned by the sole stockholder and specific transportation
         equipment.                                                                  $ 9,239   $ 13,419   $ 28,933

      Notes payable to finance company, payable in total monthly installments of
         $1,830, including interest at rates ranging from 8.55% to 10.99%, through dates ranging from November, 1998 to October, 1999, collateralized
         by specific vehicles                                                         44,404     48,830     68,709

      Note payable to finance company, payable in monthly installments of $902, including interest at 11.55%, through October, 1998, collateralized
         by communications equipment                                                  13,431     16,710     21,112

      Note payable to finance company, payable in monthly
         installments of $4,908, including interest at 8.65%, through August,
         1998, collateralized by specific vehicles.  (This note was paid
         in full during April 1997.)                                                  74,161     77,254    286,476

      Note payable to finance company, payable in monthly installments of
          $2,829, including interest at 10.75%, with one final payment of
          $31,923 in May, 1999, collateralized by specific vehicles.
          (This note was paid in full during April 1997.)                             84,774     90,872    115,461

      Borrowings for customer improvements under revolving credit loan agreement, payable in monthly principal installments of $2,361, plus interest at prime rate plus 1%, through September, 1998, collateralized by collateral identified under line of credit agreement. The outstanding borrowings are classified as a current liability as of April 11,
          1997 and December 1, 1996.                                                 105,791    116,916     75,556

      Note payable to bank, payable in quarterly principal installments of $6,400, plus interest at 8.75%, through June,  1998, collateralized by
          certificate of deposit and ranch facility land.                                 --     98,584    125,448





                                                                  APRIL 11,           DECEMBER 31,
                                                                              -----------------------
                                                                    1997        1996           1995

         Note payable to bank, payable in monthly
           installments of $2,183, including interest at 8.5%,
           through May, 1996, collateralized by specific
           vehicle and personal guaranty of sole stockholder
                                                                        --           --        6,609


                                                                 ----------   ----------   ----------
                                                                   331,800      462,585      728,304
Current portion of long-term debt                                 (187,959)    (245,761)    (232,062)
                                                                 ----------   ----------   ----------

        Long-term debt                                           $ 143,841    $ 216,824    $ 496,242
                                                                 ==========   ==========   ==========




         Estimated annual maturities of long-term debt are as follows:

              YEAR ENDING DECEMBER 31,                                                      AMOUNT

              1997                                                                        $ 187,959
              1998                                                                           93,115
              1999                                                                           50,726
                                                                                          ----------

                                                                                          $ 331,800
                                                                                          ==========




 5.      INCOME TAXES:

         The provision for (benefit from) income taxes consists of the following:


                                            PERIOD FROM
                                           JANUARY 1, 1997         YEAR ENDED
                                                TO                DECEMBER 31,
                                                           -------------------------
                                           APRIL 11, 1997     1996           1995

Current:
   Federal                                 $    --         $   7,488       $    --
   State                                        --               --             --
                                           ----------      ----------      ----------
      Total current                             --             7,488            --
                                           ----------      ----------      ----------

Deferred:
   Federal                                  (179,051)        (22,916)          5,161
   State                                      (8,906)         (3,033)           --
                                           ----------      ----------      ----------
      Total deferred                        (187,957)        (25,949)          5,161
                                           ----------      ----------      ----------

      Total provision (benefit)            $(187,957)      $ (18,461)      $   5,161
                                           ==========      ==========      ==========


         The income tax provision (benefit) differs from the expense (benefit) that would result from applying the statutory U.S. federal income tax rate to income (loss) before income taxes for the following reasons:


                                                                    PERIOD FROM
                                                                  JANUARY 1, 1997
                                                                         TO           YEAR ENDED DECEMBER 31,
                                                                                      -----------------------
                                                                   APRIL 11, 1997    1996              1995
              Statutory federal income tax provision
                 (benefit)                                               $(176,257)   $ (31,236)   $   3,736
              Increase (decrease) in tax resulting from:
                 Nondeductible expenses                                      3,852       15,899         --
                 State income taxes, net of federal income
                    tax effect                                             (15,552)      (3,124)        --
                 Other                                                        --           --          1,425
                                                                         ----------   ----------   ----------

                    Income tax provision (benefit)                       $(187,957)   $ (18,461)   $   5,161
                                                                         ==========   ==========   ==========




        The components of the net deferred tax asset (liability) are as follows:

                                                                                         DECEMBER 31,
                                                                                   -----------------------
                                                                       APRIL 11       1996         1995
                                                                         1997
              Deferred tax liability:
                 Depreciable assets                                    $(129,774)  $(136,004)   $(191,651)
              Deferred tax asset:
                 Allowance for bad debts                                 122,102      20,352       50,050
                 Inventories                                               1,850        --           --
                 Net operating loss carryforwards                         78,127        --           --
                                                                       ----------  ----------   ----------

                 Net deferred tax asset (liability)                    $  72,305   $(115,652)   $(141,601)
                                                                       ==========  ==========   ==========




          At April 11, 1997, the Company had net operating loss carryforwards of $211,000 which will expire in 2012 if not utilized. Management expects that it is more likely than not that its tax assets will be realized prior to expiration.

          During 1995, the Internal Revenue Service began an examination of the Company's federal income tax return for 1993. The examination has not been completed. Management does not anticipate any material adverse effect, however it is not possible to reasonably estimate the outcome of this examination, or its effect, if any, upon the Company's financial position, results of operations or cash flows. Under the terms of the purchase agreement with Wesfrac, the sole stockholder of the Company has agreed to indemnify the Company for any liability resulting from this examination.


NOTES TO FINANCIAL STATEMENTS, CONTINUED

 6.      COMMITMENTS AND CONTINGENCIES:

         OPERATING LEASES

         The Company has entered into noncancelable equipment and vehicle leases which expire on various dates between 1998 and 2002. Rent expense for all operating leases for the period from January 1, 1997 to April 11, 1997 and the years ended December 31, 1996 and 1995 totaled approximately $116,000, $293,000 and $96,000, respectively. Estimated future minimum lease payments under operating leases that have an initial or remaining lease term in excess of one year as of April 11, 1997, are as follows:



              YEAR ENDING DECEMBER 31,                              AMOUNT
              1997                                              $     304,087
              1998                                                    383,916
              1999                                                    356,642
              2000                                                    311,817
              2001                                                    153,126




         401(K) PLAN

         The Company maintains a pension plan under section 401(k) of the Internal Revenue Code that covers substantially all employees. Under the plan, employees may elect to defer up to 15% of their salary, subject to the Internal Revenue Code limits. The Company may make a discretionary match as well as a discretionary contribution. The Company made contributions of $15,492, $42,378 and $24,714 for the period from January 1, 1997 to April 11, 1997 and the years ended December 31, 1996 and 1995, respectively.

         LITIGATION

         The Company is a party to litigation which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect of the disposition of these matters on the Company's results of operations, financial position or cash flows, if any, will not be material.



 7.      RELATED PARTY TRANSACTIONS:

         ACCOUNTS RECEIVABLE, EMPLOYEES

         A receivable from the General Manager of the Company in the amount of $42,216, representing short-term advances, was written off as of December 31, 1996.

         NOTES RECEIVABLE-RELATED PARTIES

         Notes receivable-related parties at April 11, 1997, December 31, 1996 and 1995 include uncollateralized notes with outstanding balances of $306,576 and $39,016, $493,866 and $62,636, and $332,142 and $48,324
         respectively, due from two officers of the Company. In conjunction with the sale of the Company, the notes were written down to $306,576 and $39,016, respectively. These notes were paid in full on April 16, 1997.

         Notes receivable-related parties, at April 11, 1997, December 31, 1996 and 1995 also includes an uncollateralized note with an outstanding balance of $149,408, $258,574, and $164,494, respectively, due from the Company's sole stockholder. The receivable represents advances for payments of life insurance premiums for the benefit of the stockholder's trust. In conjunction with the sale of the Company, this note was written down to $149,408. The note was paid in full on April 16, 1997.

         FACILITY LEASES

         The Company leases office and warehouse facilities from an officer and the sole stockholder on a month-to-month basis. Combined rental costs incurred under these agreements totaled $14,600, $52,500, and $52,500 for the period from January 1, 1997 to April 11, 1997 and the years ended December 31, 1996 and 1995, respectively.

         SALES AND SERVICES PROVIDED TO RELATED PARTY

         During 1996, the Company provided office space, personnel, transportation equipment and administrative services to a company wholly-owned by an officer of the Company. In addition, the Company sold petroleum products to this related entity on a cost plus basis. The Company was reimbursed for the cost of providing the office space, personnel, transportation equipment and administrative services and recorded the reimbursements as a reduction of selling, general and administrative expenses. Sales and reimbursements for the period from January 1, 1997 to April 11, 1997 and the year ended December 31, 1996 amounted to $822,534 and 0, and $905,323 and $168,053, respectively. At April 11, 1997 and December 31, 1996, amounts due from this related entity included in accounts receivable, trade and accounts receivable, other totaled $453,470 and $0 and $444,328 and $82,029, respectively.

         DISTRIBUTION OF RANCH FACILITY AND LIVESTOCK

         In conjunction with the sale of the Company, effective April 11, 1997 the Company distributed its ranch facility and livestock, which has a net book value of $464,469, and the related $92,183 note payable to bank which was collateralized by the ranch facility land to its sole stockholder.

 8.      MAJOR CUSTOMERS AND SUPPLIERS:

         The Company enters into contracts with independent retail establishments to exclusively supply fuels under a major brand. The contract terms range from four to seven years. For the period from January 1, 1997 to April 11, 1997 and the years ended December 31, 1996 and 1995, approximately 13%, 15%, and 15%, respectively, of the Company's sales were to retail establishments under these supply contracts.

         For the period from January 1, 1997 to April 11, 1997 and the years ended December 31, 1996, the Company had purchases from five major suppliers comprising approximately 79%, and 86%, respectively, of total purchases. For the year ended December 31, 1995 the Company had purchases from three major suppliers comprising approximately 56% of total purchases.

                        REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors of
Winnco, Inc. and W.W. Transports, Inc.:

We have audited the accompanying combined balance sheets of Winnco, Inc. and W.W. Transports, Inc. (together, the "Company") as of June 30, 1997 and December 31, 1996 and 1995, and the related combined statements of income, shareholders' equity and cash flows for the six months ended June 30, 1997, and for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as of June 30, 1997 and December 31, 1996 and 1995, and the combined results of its operations and its cash flows for the six months ended June 30, 1997, and for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ COOPERS & LYBRAND L.L.P.
    -----------------------------------
    COOPERS & LYBRAND L.L.P.

Oklahoma City, Oklahoma
October 1, 1997

                     WINNCO, INC. AND W.W. TRANSPORTS, INC.
                             COMBINED BALANCE SHEETS
               As of June 30, 1997 and December 31, 1996 and 1995

                                     -------

                                                                                          December 31,
                                                                     June 30,       --------------------------
                            ASSETS                                     1997            1996            1995
                                                                    ----------      ----------      ----------
Current assets:
         Cash                                                       $1,679,072      $1,540,371      $1,284,175
         Accounts receivable - trade, net                            2,110,495       1,661,925       1,471,878
         Inventory                                                     243,239         219,812         212,621
         Other current assets                                           12,300          12,300             300
         Income tax receivable                                          24,700          24,700          24,700
         Deferred tax asset                                             10,500             930             930
                                                                    ----------      ----------      ----------

                     Total current assets                            4,080,306       3,460,038       2,994,604
                                                                    ----------      ----------      ----------

Property, plant and equipment, net                                     185,982         219,961         299,251
Other assets, net                                                      600,195         530,928         501,703
Deferred tax asset                                                          --          19,300          19,300
                                                                    ----------      ----------      ----------

                                                                    $4,866,483      $4,230,227      $3,814,858
                                                                    ==========      ==========      ==========

             LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
         Current portion of note payable                            $       --        $     --      $   70,000
         Accounts payable - trade                                    2,239,274       1,842,903       1,210,527
         Accrued expenses                                               56,843          34,913          30,960
         Accrued fuel taxes payable                                         --              --         501,855
         Accrued income taxes payable                                       --          20,899          96,306
                                                                    ----------      ----------      ----------

                     Total current liabilities                       2,296,117       1,898,715       1,909,648
                                                                    ----------      ----------      ----------

Long-term liabilities:
         Note payable to shareholder                                        --              --          60,000
                                                                    ----------      ----------      ----------

                     Total liabilities                               2,296,117       1,898,715       1,969,648
                                                                    ----------      ----------      ----------

Shareholders' equity:
         Common stock of Winnco, Inc., $1 par value; 1,000
shares authorized, issued and outstanding                                1,000           1,000           1,000
         Common stock of W.W. Transports, Inc., $1 par
value; 1,000 shares authorized, issued and
outstanding                                                              1,000           1,000           1,000
         Additional paid-in-capital                                    118,256         118,256         118,256
         Retained earnings                                           2,450,110       2,211,256       1,724,954
                                                                    ----------      ----------      ----------

                     Total shareholders' equity                      2,570,366       2,331,512       1,845,210
                                                                    ----------      ----------      ----------

                                                                    $4,866,483      $4,230,227      $3,814,858
                                                                    ==========      ==========      ==========

         The accompanying notes are an integral part of these combined financial statements.

                     WINNCO, INC. AND W.W. TRANSPORTS, INC.
                         COMBINED STATEMENTS OF INCOME
                   For the Six Months Ended June 30, 1997 and
              For the Years Ended December 31, 1996, 1995 and 1994

                                     -------


                                                                                 December 31,
                                             June 30,        --------------------------------------------------
                                              1997               1996              1995                1994
                                          ------------       ------------       ------------       ------------
Net sales                                 $ 27,318,782       $ 50,937,881       $ 42,705,324       $ 40,129,541
Cost of sales                               26,161,220         48,624,096         40,449,823         38,147,139
                                          ------------       ------------       ------------       ------------

Gross profit                                 1,157,562          2,313,785          2,255,501          1,982,402

Operating expenses:
Selling, general and
   administrative expenses                     698,905          1,247,159          1,372,386          1,050,251
Depreciation and amortization                   74,019            315,763            285,687            281,277
                                          ------------       ------------       ------------       ------------

Operating income                               384,638            750,863            597,428            650,874
                                          ------------       ------------       ------------       ------------

Other nonoperating income (expense):
Interest expense                                    --             (6,429)            (6,758)           (10,793)
Interest income                                     --             38,267              8,086              7,941
Gain on sale of assets                              --                 --             10,000             95,221
                                          ------------       ------------       ------------       ------------

Total                                               --             31,838             11,328             92,369
                                          ------------       ------------       ------------       ------------

Income before income taxes                     384,638            782,701            608,756            743,243

Income tax expense                            (145,784)          (296,399)          (229,651)          (283,056)
                                          ------------       ------------       ------------       ------------

Net income                                $    238,854       $    486,302       $    379,105       $    460,187
                                          ============       ============       ============       ============

Earnings per share                        $     119.43       $     243.15       $     189.55       $     230.09
                                          ============       ============       ============       ============

          The accompanying notes are an integral part of these combined financial statements.

                     WINNCO, INC. AND W.W. TRANSPORTS, INC.
                   COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
                   For the Six Months Ended June 30, 1997 and
              For the Years Ended December 31, 1996, 1995 and 1994

                                     -------


                                       Common Stock       Additional
                                   ------------------      Paid in        Retained
                                   Shares      Amount      Capital        Earnings
                                   ------      ------      --------      ----------
December 31, 1993                   2,000      $2,000      $108,264      $  885,662

   Net income                          --          --            --         460,187

         Capital contributions         --          --         9,992              --
                                   ------      ------      --------      ----------

December 31, 1994                   2,000       2,000       118,256       1,345,849

   Net income                          --          --            --         379,105
                                   ------      ------      --------      ----------

December 31, 1995                   2,000       2,000       118,256       1,724,954

   Net income                          --          --            --         486,302
                                   ------      ------      --------      ----------

December 31, 1996                   2,000       2,000       118,256       2,211,256

   Net income                          --          --            --         238,854
                                   ------      ------      --------      ----------

June 30, 1997                       2,000      $2,000      $118,256      $2,450,110
                                   ======      ======      ========      ==========

          The accompanying notes are an integral part of these combined financial statements.

                     WINNCO, INC. AND W.W. TRANSPORTS, INC.
                        COMBINED STATEMENTS OF CASH FLOWS
                   For the Six Months Ended June 30, 1997 and
              For the Years Ended December 31, 1996, 1995 and 1994

                                     -------

                                                     June 30,                            December 31
                                                  ---------------   ------------------------------------------------------
                                                      1997                1996              1995               1994
                                                  --------------    ----------------- ------------------ -----------------
Cash flows from operating activities:
   Net income                                     $       238,854     $       486,302   $       379,105    $      460,187
   Adjustments to reconcile net income to net
     cash provided by operating activities:
   Depreciation and amortization                           74,019             315,763           285,687           281,277
   Gain on sale of assets                                      --                  --           (10,000)          (95,221)
   Provision for write down of assets                          --                  --            65,000                --
   Deferred income tax provision                            9,730                  --            12,790             7,350
   Changes in assets and liabilities:
   (Increase) in receivables, net                        (448,570)           (190,047)          (67,337)         (323,931)
   (Increase) decrease in inventories                     (23,427)             (7,191)          (41,677)          (35,517)
   (Increase) decrease in prepaid expenses
       and other current assets                                --             (12,000)              255              (255)
   Increase in accrued income tax
       receivable                                              --                  --           (24,700)               --
   Increase in accounts payable and
       accrued expenses                                   397,402              59,067           202,577           248,521
                                                  ---------------     ---------------   ---------------    --------------
     Net cash provided by operating
       activities                                         248,008             651,894           801,700           542,411
                                                  ---------------     ---------------   ---------------    --------------

Cash flows from investing activities:
   Payments for property, plant and equipment              (3,294)            (89,860)         (164,660)         (209,921)
   Proceeds from sale of assets                                --                  --            10,000           277,583
   Payments for other assets                             (107,847)           (174,004)         (228,947)          (81,694)
   Issuance of note receivable                                 --              (6,000)               --             9,400
   Payments received on notes receivable                    1,834               4,166                --                --
                                                  ---------------     ---------------   ---------------    --------------
     Net cash used in investing activities               (109,307)           (265,698)         (383,607)           (4,632)
                                                  ---------------     ---------------   ---------------    --------------

Cash flows from financing activities:
   Repayment of note payable                                   --             (70,000)               --           (45,658)
   Repayment of note payable to shareholder                    --             (60,000)           (5,000)           (3,000)

   Capital contributions                                       --                  --                --             9,992
                                                  ---------------     ---------------   ---------------    --------------
     Net cash used by financing activities                     --            (130,000)           (5,000)          (38,666)
                                                  ---------------     ---------------   ---------------    --------------
Net increase in cash                                      138,701             256,196           413,093           499,113

Cash and cash equivalents, beginning of
   period                                               1,540,371           1,284,175           871,082           371,969
                                                  ---------------     ---------------   ---------------    --------------

Cash and cash equivalents, end of period          $     1,679,072     $     1,540,371   $     1,284,175    $      871,082
                                                  ===============     ===============   ===============    ==============

Supplemental disclosure of noncash
investing and financing activities:

Purchase of assets with seller
  financed debt                                   $            --     $            --   $        70,000    $           --
                                                  ===============     ===============   ===============    ==============

Supplemental disclosure of cash flow
   information:
   Interest paid                                  $            --     $         9,202   $         6,973    $       10,904
                                                  ===============     ===============   ===============    ==============
   Income taxes paid                              $       159,405     $       371,806   $       221,748    $      234,442
                                                  ===============     ===============   ===============    ==============



          The accompanying notes are an integral part of these combined financial statements.

                     WINNCO, INC. AND W.W. TRANSPORTS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                     -------

1.   Summary of Significant Accounting Policies:

     General:

        Winnco, Inc. and W.W. Transports, Inc. (together, the "Company"), are engaged in the distribution of petroleum products to commercial purchasers of gasoline located in Oklahoma.

        The accompanying combined financial statements include the accounts of Winnco, Inc. and W.W. Transports, Inc., which are under common control. All significant intercompany balances and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents:

        Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

     Inventories:

        Inventories, which are composed primarily of natural gas liquids and petroleum products, are stated at the lower of average cost or market.

     Property, Plant and Equipment:

        Plant, machinery and equipment are stated at cost, less accumulated depreciation. The Company depreciates plant, machinery and equipment using accelerated methods, over the estimated useful lives of 3 to 10 years. The cost of normal maintenance and repairs is charged to expense as incurred, while significant betterments are capitalized. When plant, machinery and equipment are retired or otherwise disposed of, the net book value is removed from the asset and related accumulated depreciation accounts. Gains or losses on dispositions are recognized in the year of disposition.

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

     Purchased Distribution Agreements:

        Purchased distribution agreements represent contracts for distribution of fuels with oil companies acquired in the Company's acquisitions. The agreements are amortized over the life of the related contract.

     Income Taxes:

        Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities using tax rates which will be in effect when these differences are expected to reverse. If appropriate, deferred tax assets are reduced by a valuation allowance which reflects expectations of the extent to which such assets will be realized.

                     WINNCO, INC. AND W.W. TRANSPORTS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                     -------


1.   Summary of Significant Accounting Policies, continued:

     Revenue Recognition:

        The Company recognizes revenue from product sales on the date of delivery. For consigned inventory, revenue is recognized on the date of sale.

     Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

2.   Acquisitions:

     In February, 1995, the Company acquired certain intangible assets from an oil company for cash payments of $90,000 and the issuance of a $70,000 note payable. For accounting purposes, this acquisition was accounted for as a purchase. The acquired assets, which consist of a customer list, non-compete agreement and supplier branded marketer rights, have been recorded at their fair values as of the acquisition dates and are being amortized over 15 years using the straight-line method.

     The Company continually reevaluates the carrying amount of the intangibles as well as the amortization period to determine whether current events and circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. At this time, the Company believes that no impairment of the intangibles has occurred and that no reduction of the estimated useful lives is warranted.

3.   Receivables:

     At June 30, 1997 and December 31, 1996 and 1995, receivables consist of the following:

                                         1997              1996             1995
                                         ----              ----             ----
Trade receivables                    $ 2,138,495       $1,661,925      $1,471,878
Allowance for doubtful accounts          (28,000)              --              --
                                     -----------       ----------      ----------

                                     $ 2,110,495       $1,661,925      $1,471,878
                                     ===========       ==========      ==========

                     WINNCO, INC. AND W.W. TRANSPORTS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                     -------


4.   Property, Plant and Equipment:

     At June 30, 1997 and December 31, 1996 and 1995, property consists of the following:

                                          1997           1996            1995
                                          ----           ----            ----
Plant, machinery and equipment       $ 1,310,545       $ 1,307,251       $ 1,351,017

Less:  accumulated depreciation       (1,124,563)       (1,087,290)       (1,051,766)
                                     -----------       -----------       -----------
                                     $   185,982       $   219,961       $   299,251
                                     ===========       ===========       ===========

5.   Other Assets:

     At June 30, 1997 and December 31, 1996 and 1995, other assets consist of the following:

                                         1997           1996             1995
                                         ----           ----             ----
Purchased distribution agreements    $   818,935       $ 711,088       $ 588,094
Other                                    181,685         183,519         181,059
                                     -----------       ---------       ---------

                                       1,000,620         894,607         769,153

Less:  accumulated amortization         (400,425)       (363,679)       (267,450)
                                     -----------       ---------       ---------
                                     $   600,195       $ 530,928       $ 501,703
                                     ===========       =========       =========

6.   Long-term Debt:

     Long-term debt at June 30, 1997 and December 31, 1996 and 1995, consists of the following:

                                                                                 1997             1996            1995
                                                                                 ----             ----            ----
Promissory note, payable by the Company in one lump sum installment due
January, 1996, with interest at 6% and collateralized by a letter
of credit                                                                    $          --      $     --      $    70,000

Promissory note, payable by the Company
to a related party, with interest payable in
semi-annual installments at 9%, due July, 1997                                          --            --           60,000
                                                                             -------------      --------      -----------

                                                                                        --            --          130,000
Less current portion                                                                    --            --          (70,000)
                                                                             -------------      --------      -----------

                                                                             $          --      $     --      $    60,000
                                                                             =============      ========      ===========

                     WINNCO, INC. AND W.W. TRANSPORTS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                     -------


7.   Income Taxes:

     The provision for income taxes for the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994 consists of the following:

                         1997            1996         1995          1994
                         ----            ----         ----          ----
Current:
         Federal        $112,976      $249,437      $184,036      $232,752
         State            23,078        46,962        32,825        42,954
                        --------      --------      --------      --------

                         136,054       296,399       216,861       275,706

Deferred provision         9,730            --        12,790         7,350
                        --------      --------      --------      --------

                        $145,784      $296,399      $229,651      $283,056
                        ========      ========      ========      ========

     The difference between the effective rate reflected in the provision for income taxes and the amount which would be determined by applying the statutory Federal tax rate to income before provision for income taxes is primarily attributable to state income tax. A reconciliation of the statutory rate to the effective rate follows:

                                    1997         1996          1995         1994
                                    ----         ----          ----         ----
Statutory federal rate             34.00%       34.00%       34.00%       34.00%
State income taxes, net of
  federal benef                     4.00%        4.00%        4.00%        4.00%
Other                               (.10%)       (.13%)       (.28%)        .08%
                                    ----        -----        -----        -----

                                   37.90%       37.87%       37.72%       38.08%
                                   =====        =====        =====        =====

                     WINNCO, INC. AND W.W. TRANSPORTS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                     -------


7.   Income Taxes, continued:

     The components of the deferred tax asset recognized in accordance with SFAS No. 109 and included in the accompanying combined balance sheets at June 30, 1997 and December 31, 1996 and 1995 are as follows:

                                               1997         1996          1995
                                               ----         ----          ----
Deferred tax asset:
         Allowance for doubtful accounts      $10,700      $    --      $    --
         Inventory capitalization                 500          930          930
                                              -------      -------      -------

   Total current deferred tax asset            11,200          930          930
                                              -------      -------      -------

   Property, plant and equipment                   --       19,300       19,300
                                              -------      -------      -------

Deferred tax liability:
   Property, plant and equipment                  700           --           --
                                              -------      -------      -------

                                              $10,500      $20,230      $20,230
                                              =======      =======      =======

8.   Concentration of Credit Risk:

     Trade accounts receivable are due from commercial purchasers of gasoline and liquefied petroleum products principally located in Oklahoma. The receivables, which are typically not collateralized, are generally due within ten days. Credit losses historically have not been significant.

     The Company's cash and cash equivalents are maintained primarily at a single bank in Hydro, Oklahoma. As of June 30, 1997, the Company had concentrations of cash in one bank totaling approximately $1,344,000, which exposes the Company to concentrations of credit risk.

     Of the Company's total sales for the six months ended June 30, 1997, and for the years ended December 31, 1996, 1995 and 1994, 11%, 12%, 14% and 15%, respectively, were to a single customer. At June 30, 1997, the accounts receivable for this customer constituted 5.5% of total trade accounts receivable. Effective July 1, 1997, this customer began purchasing goods directly from the Company's supplier.

                     WINNCO, INC. AND W.W. TRANSPORTS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                     -------



9.   Related Party Transactions:

     During the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994, the Company paid $6,000 per month for rent to a related party.

10.  Subsequent Events:

     On August 4, 1997, the Company entered into a letter of intent to sell all of the outstanding capital stock of the Company to an unaffiliated third party.

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             -------------------

                              TABLE OF CONTENTS

                                                             Page
                                                             ----
Prospectus Summary  . . . . . . . . . . . . . .              1
Cautionary Statement Regarding Forward-Looking
 Statements . . . . . . . . . . . . . . . . . .              5
Risk Factors  . . . . . . . . . . . . . . . . .              5
Use of Proceeds . . . . . . . . . . . . . . . .              11
Dividend Policy . . . . . . . . . . . . . . . .              11
Capitalization  . . . . . . . . . . . . . . . .              12
Dilution  . . . . . . . . . . . . . . . . . . .              13
Unaudited Pro Forma Financial Data  . . . . . .              14
Selected Consolidated Financial Data  . . . . .              19
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations . . . . . . . . . . . . . . . . . .              20
Business  . . . . . . . . . . . . . . . . . . .              25
Management  . . . . . . . . . . . . . . . . . .              35
Principal Stockholders  . . . . . . . . . . . .              40
Certain Transactions  . . . . . . . . . . . . .              41
Description of Capital Stock  . . . . . . . . .              43
Shares Eligible for Future Sale . . . . . . . .              47
Underwriting  . . . . . . . . . . . . . . . . .              48
Legal Matters . . . . . . . . . . . . . . . . .              50
Experts . . . . . . . . . . . . . . . . . . . .              50
Additional Information  . . . . . . . . . . . .              50
Index to Financial Statements . . . . . . . . .              F-1

UNTIL _____ (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNUSED ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================
================================================================================

                                    TRIUMPH
                               FUELS CORPORATION




                                1,600,000 SHARES




                                  COMMON STOCK


                                   ----------
                                   PROSPECTUS
                                   ----------




                              GAINES, BERLAND INC.





                                          , 1997
                                ----------

================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be borne by the registrant, other than underwriting discount, in connection with the issuance and distribution of the Common Stock hereunder.

           SEC registration fee  . . . . . . $  6,134.00
           Nasd filing fee . . . . . . . . .    2,524.00
           Nasdaq National Market Quotation
           Fee . . . . . . . . . . . . . . .   21,346.00
           Accounting fees and expenses  . .  300,000.00
           Legal fees and expenses . . . . .  250,000.00
           Printing costs  . . . . . . . . .  100,000.00
           Blue sky fees and expenses  . . . $  3,000.00
           Miscellaneous . . . . . . . . . .   47,996.00
                                             -----------
            Total  . . . . . . . . . . . . . $731,000.00
                                             ===========

The foregoing items, except for the SEC registration fee and the NASD filing fees are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Nevada corporation, subject to the applicable indemnification provisions of the Nevada General Corporation Law (the "NGCL"). The NGCL requires the Company to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The NGCL permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any actin or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. The NGCL prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the NGCL may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud or a knowing violation of the law. The NGCL also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

     The Company's Amended and Restated Articles of Incorporation, as amended, and Bylaws eliminate personal liability of directors or officers for any expenses, claims, damages or liability incurred by reason of their position in the Company to the fullest extent allowed under the NGCL.

     The Company has entered into indemnification agreements with each of its officers and directors in which the Company agrees to indemnify and hold harmless the officer or director to the fullest extent permitted by applicable law against any and all reasonable attorneys' fees and all other reasonable expense, cost, liability and loss (including a mandatory obligation by the Company to advance reimbursement of legal fees and expenses) paid or reasonably incurred by such officer or director or on his or her behalf in connection with any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation not initiated by the officer or director that he or she believes in good faith might lead to a proceeding, inquiry or investigation (a "Proceeding"), because the officer or director is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of any action or inaction by the officer or director in such capacity. However, the determination by : (i) the Company's Board of Directors, by vote of the majority of disinterested directors; (ii) under certain circumstances, independent legal counsel appointed by the Board of Directors in a written opinion; (iii) stockholders of the company; or (iv) a court of competent jurisdiction in a final, non-appealable adjudication, that the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal Proceeding, the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal Proceeding, the officer or director had no reasonable cause to believe that his or her conduct was unlawful.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The following is a summary of transactions by the Registrant during the last three years preceding the date hereof involving sales of the Registrant's securities that were not registered under the Securities Act:

     (1) On March 11, 1997 the Registrant issued warrants to purchase Common Stock to the following investors, including certain officers and directors of the Company:

          Keith R. Holder           13,514
          Stephen W. Houghton       16,892
          Petroleum Holdings, Ltd.  89,189


     The warrants to purchase common stock are currently exercisable and have an exercise price of $5.18 per share and expire in March 2007. The Company believes that the issuance of such warrants was exempt from registration under Section 4(2) of the Securities Act.

     (2) From time to time during the three years preceding the date hereof, the Registrant issued incentive stock options and nonqualified stock options to officers, directors and employees of the Company pursuant to its Stock Option Plans. Exemption from the registration provisions of the Securities Act is claimed, with respect to such options, on the basis that the grant of options did not involve a "sale" of securities and, therefore, registration thereof was not required.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT NO.                    DESCRIPTION
-----------                    -----------
1               Underwriting Agreement*

2               Letters of Intent*

3.1             Articles of Incorporation of Registrant

3.2             Bylaws of Registrant

4.1             Specimen Common Stock Certificate of Registrant*

5               Opinion of Morrison & Foerster LLP*

10.1            1997 Stock Incentive Plan

10.2            1997 Employee Stock Purchase Agreement

10.3            Stock Option Plan

10.4            Consulting Management Agreement dated September 1992
                  between the Registrant and WLD Enterprises, Inc. and First Amendment thereto

10.5            Employment Agreement dated July 17, 1992 between
                  the Registrant and Keith R. Holder

10.6            Warrant to purchase 264,000 shares of Common
                  Stock issued to WLD Enterprises, Inc.

10.7            Warrant to purchase 40,000 shares of Common Stock
                  issued to Keith R. Holder

10.8            Warrant to purchase 50,000 shares of Common Stock
                  issued to Stephen W. Houghton

10.9            Loan and Security Agreement, dated October 6,
                  1995 between National Bank of Canada and the Registrant, with amendments thereto

10.10           Term Loan and Guaranty Agreement dated April 11,
                  1997 between the Registrant and Heller Financial, Inc.

10.11           Term Note dated April 11, 1996 in the principal
                  amount of $7 million executed by the Registrant in favor of Heller Financial, Inc.

10.12           Term Loan and Guaranty Agreement dated March 12,
                  1997 between the Registrant and Heller Financial, Inc.

10.13           Term Note dated March 12, 1997 in the principal
                  amount of $8 million executed by the Registrant in favor of Heller Financial, Inc.

10.14           Demand Note dated February 28, 1997 in the
                  principal amount of $4.5 million executed by the Registrant in favor of Morgan Guaranty Trust Company of New York

10.15           Amended and Restated Indemnification Agreement
                  dated April 11, 1997 between the Registrant and The WLD Trust

10.16           WLD Assignment and Security Agreement dated March
                  12, 1997 between the Registrant and The WLD Trust

10.17           First Amended and Restated Intercreditor
                  Agreement dated April 11, 1997

10.18           Guaranty Agreements*

11              Statement regarding Computation of Per Share
                  Earnings*

21              Subsidiaries of the Registrant

23.1            Consent of Arthur Andersen LLP

23.2            Consent of Coopers & Lybrand L.L.P.

23.3            Consent of Morrison & Foerster LLP (included in
                  Exhibit 5)

23.4            Consent of Patrick B. Collins

23.5            Consent of Marvin L. Dimond

23.6            Consent of S. Lee Crawley

24 Power of Attorney (included on page S-1 of this Registration Statement).

27              Financial Data Schedule

-------------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The Registrant hereby undertakes the following:

     (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on .

                                   TRIUMPH FUELS CORPORATION


Dated: November 5, 1997            By /s/ Keith R. Holder
                                      -----------------------------
                                      Keith R. Holder, President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints and hereby authorizes Keith R. Holder and Paul
J. Rath, severally, such person's true and lawful attorneys-in-fact, with full power of substitution or resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign on such person's behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities stated below on November 5, 1997.

             NAME                          TITLE
             ----                          -----
/s/ Keith R. Holder
----------------------------
Keith R. Holder                Chief Executive Officer, President and Director

/s/ Paul J. Rath
----------------------------
Paul J. Rath                   Chief Financial Officer, Secretary and Treasurer

/s/ Stephen W. Houghton
----------------------------
Stephen W. Houghton            Director

/s/ Douglas S. Luke
----------------------------
Douglas S. Luke                Director

/s/ David Horvitz
----------------------------
David Horvitz                  Director

/s/ Nigel Alexander
----------------------------
Nigel Alexander                Director

                                 EXHIBIT INDEX

EXHIBIT NO.                    DESCRIPTION                                         PAGE
-----------                    -----------                                         ----
1               Underwriting Agreement*

2               Letters of Intent*

3.1             Articles of Incorporation of Registrant

3.2             Bylaws of Registrant

4.1             Specimen Common Stock Certificate of Registrant*

5               Opinion of Morrison & Foerster LLP*

10.1            1997 Stock Incentive Plan

10.2            1997 Employee Stock Purchase Agreement

10.3            Stock Option Plan

10.4            Consulting Management Agreement dated September 1992
                  between the Registrant and WLD Enterprises, Inc. and First
                  Amendment thereto

10.5            Employment Agreement dated July 17, 1992 between
                  the Registrant and Keith R. Holder

10.6            Warrant to purchase 264,000 shares of Common
                  Stock issued to WLD Enterprises, Inc.

10.7            Warrant to purchase 40,000 shares of Common Stock
                  issued to Keith R. Holder

10.8            Warrant to purchase 50,000 shares of Common Stock
                  issued to Stephen W. Houghton

10.9            Loan and Security Agreement, dated October 6,
                  1995 between National Bank of Canada and the Registrant, with amendments thereto

10.10           Term Loan and Guaranty Agreement dated April 11,
                  1997 between the Registrant and Heller Financial, Inc.

10.11           Term Note dated April 11, 1996 in the principal
                  amount of $7 million executed by the Registrant in favor of Heller Financial, Inc.

                                 EXHIBIT INDEX

EXHIBIT NO.                    DESCRIPTION                                         PAGE
-----------                    -----------                                         ----
10.12           Term Loan and Guaranty Agreement dated March 12,
                  1997 between the Registrant and Heller Financial, Inc.

10.13           Term Note dated March 12, 1997 in the principal
                  amount of $8 million executed by the Registrant in favor of Heller Financial, Inc.

10.14           Demand Note dated February 28, 1997 in the
                  principal amount of $4.5 million executed by the Registrant in favor of Morgan Guaranty Trust Company of New York

10.15           Amended and Restated Indemnification Agreement
                  dated April 11, 1997 between the Registrant and The WLD Trust

10.16           WLD Assignment and Security Agreement dated March
                  12, 1997 between the Registrant and The WLD Trust

10.17           First Amended and Restated Intercreditor
                  Agreement dated April 11, 1997

10.18           Guaranty Agreements*

11              Statement regarding Computation of Per Share
                  Earnings*

21              Subsidiaries of the Registrant

23.1            Consent of Arthur Andersen LLP

23.2            Consent of Coopers & Lybrand L.L.P.

23.3            Consent of Morrison & Foerster LLP (included in
                  Exhibit 5)

23.4            Consent of Patrick B. Collins

23.5            Consent of Marvin L. Dimond

23.6            Consent of S. Lee Crawley

24 Power of Attorney (included on page S-1 of this Registration Statement).

27              Financial Data Schedule

-------------
* To be filed by amendment.